Exhibit 99.1 - Foreign Disclosures

INTERPRETATION

Unless the context otherwise requires, when used in this document, (i) the terms “we”, “us” and “our” refer to the Partnership, Brookfield Infrastructure, the Holding Entities and the operating entities, each as defined in this document, taken together; (ii) “BBI” refers to Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust, collectively; and (iii) “Prime” refers to the recapitalized BBI. Certain other terms used in this document have the meanings set out in the glossary.

Brookfield Asset Management Inc. and its affiliates other than us (unless the context otherwise requires, “Brookfield”) currently hold redeemable partnership units (“RPUs”) of Brookfield Infrastructure effectively exchangeable for approximately 40% of the LP Units, an approximate 0.01% general partnership interest in the Partnership and an approximate 1% general partnership interest in Brookfield Infrastructure. References to the Partnership’s or our post-closing interest in our operating entities are to Brookfield Infrastructure’s interest, assuming approval of the Unitholder Resolution, closing of the Transaction and application of the proceeds of the Financings and Brookfield Investment as described herein.

Under the Implementation Agreement, Brookfield and Brookfield Infrastructure have committed to subscribe for not less than 35% of the fully diluted securities of Prime. In addition, Brookfield Infrastructure has agreed to sub-underwrite a portion of Prime’s proposed securities purchase plan (“SPP”). We expect that Brookfield Infrastructure will be required to indirectly advance the maximum amount of its commitment under the sub-underwriting obligation, which would increase our indirect investment to approximately 40% of the fully diluted securities of Prime. As a result, in this document, all references to the size of the Partnership’s or our investment in Prime and its underlying operating entities, referred to herein as the Investment or the Prime Investment, assume that Brookfield Infrastructure will be required to advance the maximum amount of our commitment under the sub-underwriting obligation. See “The Transaction – Transaction Agreements – Implementation Agreement”.

Under the Allocation Agreement with Brookfield, we have the opportunity to make 100% of the Prime Investment and acquire approximately 60% of the Direct Assets. Unless otherwise stated, for purposes of this document, we have assumed that we will acquire 60% of the Direct Assets. See “Risk Factors – Risks Relating to the Transaction”.

GLOSSARY

Unless the context requires otherwise, when used in this document, the terms “we,” “us” and “our” refer to the Partnership, Brookfield Infrastructure, the Holding Entities and the operating entities, each as defined below, taken together. In addition, unless the context suggests otherwise, references to:

the “1933 Act “ are to the United States Securities Act of 1933, as amended;

“$” are to U.S. dollars;

“A$” are to Australian dollars;

“AAR” are to Annual Allowance Revenue;

“A-IFRS” are to the Australian equivalents to International Financial Reporting Standards as adopted by the Australian Accounting Standards Board;

“AET&D” are to Australian Energy Transmission & Distribution;

the “Allocation Agreement” are to the amended and restated allocation agreement dated October 20, 2009 between the Partnership and Brookfield, among others, relating to our participation in the Transaction and the Brookfield Investment;

the “Annual Report” are to the Annual Report of the Partnership filed on Form 20-F on April 30, 2009 for the fiscal year ended December 31, 2008, as amended on September 17, 2009, which contains the Partnership’s audited financial statements and management’s discussion and analysis for the year;

“ANOI” are to adjusted net operating income;

“ASX” are to ASX Limited or Australian Securities Exchange, as appropriate;

the “ATO” are to the Australian Tax Office;

“BBI” are to, collectively, Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust;

the “BBI Boards” are to the BBI Board and BBIS Board, collectively;

the “BBI DCP” are to the Deed of Common Provisions dated 30 November 2005 between BBI Finance Pty Limited, BBI Networks (New Zealand) Limited, BBI Networks (Australia) Pty Limited, Australia and New Zealand Banking Group Limited (as the Head Agent), BNY Trust Company of Australia Limited (as Security Trustee) and others as amended and restated on 12 February 2008 and most recently on 24 February 2009;

“BBI Entities” are to BBI and BBIT (acting through BBIS in its capacity as responsible entity of BBIT);

the “BBI Group” means the BBI Entities and each of their respective subsidiaries and sub-trusts;

the “BBI Prospectus” are to the Babcock & Brown Inc. Prospectus and Product Disclosure Statement for an offer of new securities to raise A$1,500 million, including a Security Purchase Plan to raise A$250 million, dated October 8, 2009;

the “BBI Relationship Agreement” are to the relationship agreement to be entered into between Prime, Brookfield and Brookfield Infrastructure in connection with the Transaction;

“BBIS” are to Babcock & Brown Investor Services Limited;

the “BBIS Board” are to the BBIS board of directors;

“BBIT” are to Babcock & Brown Infrastructure Trust;

“BCF” are to billion cubic feet;

“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;

“BILP Offered Assets” are to the Investment and the acquisition of 60% of the Direct Assets;

the “Board” are to the board of directors of the Managing General Partner;

“Brookfield” are to Brookfield Asset Management Inc. and, where the context requires, Brookfield Asset Management Inc. and its affiliates other than us;

“Brookfield Infrastructure” are to Brookfield Infrastructure L.P.;

the “Brookfield Investment” are to the intended issuance by the Partnership to Brookfield of RPUs;

“C$” are to Canadian dollars;

the “Canada-U.S. Tax Treaty” are to the Canada-United States Tax Convention (1980);

“Canadian Timber Operations” are to Brookfield Infrastructure’s 37.5% interest in Island Timberlands;

“CFAs” are to certain of the foreign subsidiaries that will be directly owned by Brookfield Infrastructure that are expected to be “foreign affiliates” and “controlled foreign affiliates”, and not a “tracked interest”, each as defined in the Tax Act and the FIE Proposals of Brookfield Infrastructure;

“Chilean Transmission Operations” are to the Partnership’s 17.8% interest in Transelec;

the “Closing Conditions” are to the closing conditions that must be satisfied in advance on the Transaction Closing Date;

“Competing Transactions” are to solicitation, invitation, initiation, facilitation or encouragement of any negotiations or discussions that may result in a person (other than the Partnership and Brookfield) acquiring control of Prime, otherwise merging with Prime or becoming the holder of: 20% or more of Prime’s securities; all or a substantial part of the business conducted by the Prime Group; or a substantial interest in any material debt of the Prime Group; or any asset(s) of the Prime Group that have an enterprise value exceeding $10 million (including PD Ports or DBCT);

“Corporate Debt Documents” are to the following:

•	the BBI DCP;

•	Security Trust Deed dated 24 December 2002 between BBI Finance Pty Limited, the Security Trustee named therein and others as amended from time to time;

•

Finance Parties Co-ordination Deed dated 30 November 2005 between BBI Finance Pty Limited, BBI Networks (New Zealand) Limited, the Head Agent named therein, the Security Trustee named therein and others; and

•	each other “Finance Document” as defined in the BBI DCP;

“CRA” are to the Canada Revenue Agency;

“CSC” are to Cross Sound Cable;

“DAAU” are to Draft Amending Access Undertaking;

“DBCT” are to Dalrymple Bay Coal Terminal;

the “Dealers” are collectively to each dealer (as defined in Section 2(a)(12) of the 1933 Act), or other person who is receiving a selling concession, fee or other remuneration in respect of the Private Placement Units or the underlying LP Units;

the “Direct Assets” are to convertible notes which confer a 49.9% economic interest in DBCT and all of BBI’s interest in PD Ports;

“dollars” are to U.S. Dollars;

“EPS” are to Prime’s Exchangeable Preference Shares;

“Euroports” are to Euroports diversified portfolio of port concession businesses;

the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

“FAPI” are to foreign accrual property income;

“FERC” are to Federal Energy Regulatory Commission;

the “FIE Proposals” are to the legislative proposals regarding the taxation of investments in foreign investment entities;

“Financings” are to equity financings the proceeds of which are expected to be used to finance the Transaction;

“FIRPTA” are to the U.S. Foreign Investment in Real Property Tax Act of 1980;

“GAAP” are to U.S. generally accepted accounting principles;

“HBU” are to higher and better use land;

“Holder” are to a Canadian resident, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada that holds the LP Units as capital property and deals at arm’s length and is not affiliated with the Partnership, Brookfield Infrastructure, the Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates;

the “Holding Entities” are to the subsidiaries of Brookfield Infrastructure, from time-to-time, through which it indirectly holds all of our interests in the operating entities;

“IEG” are to the International Energy Group;

“IFRS” are to the International Financial Reporting Standards as adopted by the International Accounting Standards Board;

the “Implementation Agreement” are to the implementation agreement dated October 8, 2009 between Prime, Brookfield Infrastructure and Brookfield, among others;

the “Independent Committee” are to an independent committee of the Board of the Managing General Partner, comprised of directors each of whom is independent of Brookfield;

the “Independent Expert” are to the independent expert appointed by Prime, as contemplated by item 2 of Schedule 3 of the Implementation Agreement;

the “Infrastructure General Partner” is to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

the “Infrastructure GP LP” are to Brookfield Infrastructure GP L.P., which serves as the general partner of Brookfield Infrastructure;

the “Institutional Placement” are to Prime’s concurrent underwritten institutional placement;

the “Investment” are to the Prime Investment;

the “IRS” are to the U.S. Internal Revenue Service;

“Island Timberlands” are to Island Timberlands Limited Partnership;

the “Limited Partnership Agreement” are to the Partnership’s limited partnership agreement dated May 21, 2007 as amended and restated by the second amended and restated limited partnership agreement dated December 4, 2007;

“Longview” are to Longview Timber Holdings, Corp.;

the “LP Units” are to the limited partnership units of the Partnership;

“LPG” are to liquified petroleum gas;

the “Manager” are to Brookfield Infrastructure Group Inc. and, unless the context otherwise requires, includes any other affiliate of Brookfield that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

the “Managing General Partner” are to Brookfield Infrastructure Partners Limited, which serves as the Partnership’s general partner;

the “Master Services Agreement” are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, the Manager and certain other affiliates of Brookfield who are party thereto;

“Material Adverse Change” are to any change or development (including but not limited to any regulatory change), action, event, occurrence or matter (and, in the case of a pre-existing circumstance, any worsening thereof) that occurs after the date of this agreement and that, when aggregated with all such events, has, or would reasonably be expected to have, resulted in:

•

the value of the consolidated total liabilities of Prime increasing by $90 million or Adjusted EBITDA of Prime on an annualized proportional basis being reduced by at least $18 million, in both cases when compared to the amounts presented in Prime’s 2009 Full Year Results; or

•

an adverse effect on the current or future business, operations, regulatory status, assets, capitalization, financial condition, cash flow, or results of operations of Prime or any of Prime’s material assets (including any event, occurrence, matter or action that has a change or effect that gives rise to an aggregate remedial cost (including consequential loss of profit) to Prime) on a consolidated basis in excess of $90 million;

other than any change occurring solely as a result of the satisfaction and completion of the terms of the Transaction;

the “Meeting” are to the special meeting of the Unitholders to be held on or about November 16, 2009;

“MI 61-101” are to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

the “Minority Unitholders” are to Unitholders other than Brookfield and directors, senior officers and other insiders of Brookfield and its affiliates;

“Mtpa” are to million tones per annum;

“New Zealand Bonds” are to first ranking secured bonds issued by Prime Networks (New Zealand) Limited under the trust deed, dated October 17, 2006;

“NGPL” are to Natural Gas Pipeline Company of America;

“NOI” are to net operating income;

“non-U.S. persons” are to individuals or entities that are not treated as U.S. persons for U.S. federal income tax purposes;

“non-U.S. Holder” is to a holder that is not a U.S. Holder and who, in addition, is not (i) a partnership or other fiscally transparent entity, (ii) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions under the substantial presence test under Section 7701(b)(3) of the U.S. Internal Revenue Code and U.S. Treasury Regulation Section 301.7701(b)-1(c), or (iii) subject to rules applicable to certain expatriates who meet the expatriation rules in Section 877 of the U.S. Internal Revenue Code or former long-term residents of the United States;

the “NYSE” are to the New York Stock Exchange;

“NZCC” are to the New Zealand Commerce Commission;

the “Offshore Islands” are to the Channel Islands and Isle of Man;

“Ontario Transmission” are to Great Lakes Power Transmission L.P.;

“Ontario Transmission Operations” are to Brookfield Infrastructure’s Ontario Transmission assets;

“operating entities” are to the entities which directly or indirectly hold our operations (including those to be acquired through the Transaction) and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

the “OSC” are to the Ontario Securities Commission;

“OSR” are to the Offices of State Revenue;

the “Partnership” are to Brookfield Infrastructure Partners L.P.;

“PD Ports” are to BBI Port Acquisitions (UK) Limited, which is a leading diversified port services group;

“PNPF” are to Pilots National Pension Fund;

“Powerco” are to Powerco Limited;

“PPP” are to Public Private Partnerships;

“Prescribed Events” are to Prime Prescribed Events as defined in the Implementation Agreement;

“Prime” are to Prime Infrastructure, which subject to approval from BBI shareholders to change its name, will be the recapitalized BBI;

the “Prime Board” are to the Prime board of directors;

the “Prime Investment” are to the subscription for approximately 40% of the fully diluted securities of Prime, including by the sub-underwriting of the SPP up to a maximum of A$87.5 million;

the “Prime Private Placement” are to the Partnership and Brookfield’s subscription for not less than 35% of the fully diluted securities of Prime by way of private placement, as per the terms of the Implementation Agreement, for aggregate consideration of A$625 million;

“proportional leverage” are to total proportional net debt divided by the sum of total proportional net debt plus total equity;

“QCA” are to the Queensland Competition Authority;

“QCA Act” are to the Queensland Competition Authority Act 1997;

“RAB” are to regulated asset base;

the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in Brookfield Infrastructure in whole or in part in exchange for cash, subject to the right of the Partnership to acquire such interests (in lieu of such redemption) in exchange for LP Units of the Partnership;

the “Relationship Agreement” are to the relationship agreement between the Partnership, Brookfield Infrastructure, the Holding Entities, the Manager and Brookfield that govern aspects of the relationship among them;

the “REOP Proposals” are tax proposals released by the Canadian Department of Finance for public comment on October 31, 2003;

“RPUs” are to redeemable partnership units of Brookfield Infrastructure;

the “SEC” are to the U.S. Securities and Exchange Commission;

the “Service Recipients” are to the Partnership, Brookfield Infrastructure and the Holding Entities;

“SHA” are to the statutory harbour authority for Teesport;

“SIFT partnership” are to a “specified investment flow-through” partnership;

the “SIFT Rules” are to rules in the Tax Act that apply to SIFT partnerships;

“spin-off” are to the issuance of the special dividend by Brookfield to its shareholders of 23,344,508 of LP Units on January 31, 2008;

“SPP” are to the security purchase plan, executed concurrently with a A$625 million institutional placement;

“Subscription Agreement” are to the Subscription Agreement as set out in Annexure B of the Implementation Agreement;

“Superior Proposal” are to a Competing Transaction in which a person or persons (other than the Partnership and Brookfield) would acquire an interest or a relevant interest in 35% or more of the outstanding Prime securities or a substantial part of the business conducted by the Prime Group; acquire control of Prime or the majority of its subsidiaries; or otherwise acquire or merge with Prime, and the Prime board of directors determines that it is reasonably capable of being completed and more favourable to securityholders than the Transaction (and no less favourable to the EPS holders and holders of subordinated prime adjusting reset convertible securities issued by BBI Networks (New Zealand) Limited);

“Supplemental Information” are to the supplemental information and analysis of financial condition and results of operations;

the “Tax Act” are to Income Tax Act (Canada) and the regulations thereunder;

“Tax Proposals” are to all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;

“TGN” are to the Tasmania Gas Network;

“Third Party Purchaser” a person that is not an affiliate of Brookfield with which Brookfield is dealing at arm’s length and which Brookfield, pursuant to an agreement between Brookfield and Bermuda Holdco, has the right to sell its interest in the Investment on the same terms and conditions;

the “Transaction” are to the restructuring and recapitalization of BBI pursuant to the agreement entered into between the Partnership and Brookfield, among others, on the Transaction Closing Date pursuant to which, subject to the terms and conditions contained therein;

the “Transaction Closing Date” are to the date the Transaction closes, which is expected to be November 20, 2009, subject to the Closing Conditions;

“Transelec” are to Transelec Chile S.A.;

the “TSX” are to the Toronto Stock Exchange;

“Unitholder Resolution” are to a resolution of the Unitholders with respect to the Brookfield Investment;

the “Unitholders” are to holders of LP Units of the Partnership;

“U.S.” and “United States” are to the United States of America;

“U.S. Holder” is a beneficial holder of one or more of our LP Units that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person;

the “U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;

“USRPHC” are to a U.S. Real Property Holding Corporation as defined by the U.S. Internal Revenue Code;

“U.S. Timber Operations” are to the Partnership’s 30% interest in Longview, 23% held directly and 7% through our investment in the Brookfield Global Timber Fund;

“WA” are to Western Australia; and

“WestNet Rail” means WestNet Rail Holdings No. 1 Pty Ltd.

CURRENCY

Unless otherwise specified, all dollar amounts contained in this document are expressed in U.S. dollars and references to “dollars”, “$” or “US$” are to U.S. dollars, all references to “C$” are to Canadian dollars and all references to “A$” are to Australian dollars.

The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
Low	0.8528	0.8437	0.7711	0.9686	0.7692
High	0.9099	1.0905	1.0289	1.0289	0.9236
Period End	0.8581	1.0120	0.8166	0.9817	0.8602
Average	0.8815	0.9310	0.9371	0.9930	0.8290

On October 20, 2009, the noon buying rate was C$1.00 = $0.9524.

The following table sets forth, for each period indicated, the low and high exchange rates for Australian dollars expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates for each day during such period, based on the 4:00 p.m. (Sydney time) rate of exchange as reported by the Reserve Bank of Australia for the conversion of Australian dollars into U.S. dollars:

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
Low	0.7021	0.7720	0.6122	0.8577	0.6320
High	0.7913	0.9376	0.9786	0.9644	0.8259
Period End	0.7913	0.8816	0.6928	0.9626	0.8114
Average	0.7535	0.8389	0.8528	0.9250	0.7119

On October 20, 2009, the 4:00 p.m. (Sydney time) rate was A$1.00 = $0.9289.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This document contains forward-looking statements and information concerning our business and operations and the Transaction and their impact on our business, operations, financial condition, distribution policy, tax position and prospects, and our intention to seek further acquisitions. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance plans and strategies, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in our forward looking statements. The following factors, among others, could cause our actual results and our plans and strategies to vary from our forward looking statements:

•	whether the Transaction is completed;

•	if the Transaction is not completed, the use of the Financing proceeds is not certain;

•	the amount of our participation in the Transaction;

•

our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness under Brookfield Infrastructure’s credit facility, which contains certain restrictive covenants, or otherwise;

•	we are subject to foreign currency risk and the risk management activities may adversely affect the performance of the operations;

•	all of the operating entities are subject to general economic conditions, government regulation, and labour disruptions;

•

Brookfield has structured some of the current operations as joint ventures, partnerships and consortium arrangements, and will do so in the future, which will reduce Brookfield’s control over the operations, may subject us to additional obligations and may limit our ability to receive distributions from our related entities and pay distributions on our LP Units;

•

Brookfield exercises substantial influence over us and we are highly dependent on the Manager and any other affiliates of Brookfield that provide services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	the departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives;

•	the control of the Managing General Partner may be transferred to a third party without Unitholder consent;

•	Brookfield may increase its ownership of the Partnership and Brookfield Infrastructure relative to other Unitholders;

•

the organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of the Partnership or the best interests of the Unitholders;

•

the liability of the Manager is limited under the agreements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account;

•	changes in tax law and practice may have a material adverse effect on the operations and, as a consequence, the value of the assets and the net amount of distributions payable to the Unitholders; and

•	the Unitholders may be exposed to transfer pricing risks.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this document.

These factors and other risk factors, as described under “Risk Factors” and in documents filed by the Partnership with securities regulatory authorities in Canada, represent risks that we believe are material. Other factors not presently known to us or that we presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements and information contained. The Partnership disclaims any obligation to update publicly or to revise any of the forward-looking statements or information contained in this document, whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES

To measure performance, we focus on net income as well as adjusted net operating income or “ANOI”. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in the reconciliation shown in the “Supplemental Information and Analysis of Financial Condition and Results of Operations – Reconciliation of Non-GAAP Financial Measures” section of this document. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles (“GAAP”). ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool. See “Supplemental Information and Analysis of Financial Condition and Results of Operations – Reconciliation of Non-GAAP Financial Measures” for a discussion of ANOI, including a reconciliation to the most directly comparable GAAP measure.

SUMMARY

Capitalized terms used but not defined in this summary are defined elsewhere in this document or in the glossary. Unless the context requires otherwise, when used in this document, the terms “we”, “us” and “our” refer to the Partnership, Brookfield Infrastructure, the Holding Entities, and the operating entities, each as defined below, taken together.

Overview

Brookfield Infrastructure Partners L.P. is a Bermuda exempted limited partnership that is controlled and managed by Brookfield. We focus on acquiring high quality, long-life infrastructure assets that generate stable cash flow, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Through our relationship with Brookfield, we primarily deploy an operations-oriented approach to enhance the value of our operations. This approach involves utilizing Brookfield’s expertise to realize revenue enhancement opportunities and operational efficiencies that generate higher net operating income margins over time. Our objective is to grow our business by investing in expansion opportunities within our existing businesses and by acquiring infrastructure assets with similar attributes in which we can implement this operations-oriented approach. An integral part of our strategy is to participate in large scale, Brookfield-sponsored transactions that suit our profile.

Consistent with our strategy, on October 8, 2009, Brookfield and the Partnership announced a comprehensive recapitalization of Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust, an Australian-based, publicly-traded infrastructure group. Our participation in the Transaction is expected to supplement our existing high quality infrastructure assets, add geographic and sector diversity and enhance the Partnership’s financial position and distribution profile. The Transaction demonstrates our competitive advantages, including our ability to participate in Brookfield-sponsored consortiums and leverage Brookfield’s transaction origination, structuring and execution expertise.

The Transaction

On October 8, 2009, Brookfield and the Partnership announced the Transaction. As part of the Transaction, Brookfield-related entities will invest approximately A$1.2 billion to directly acquire certain infrastructure assets from BBI (the “Direct Assets”) and to acquire an approximate 40% interest in the recapitalized BBI, which is expected to be renamed Prime Infrastructure (“Prime”) (the “Prime Investment”). The Direct Assets consist of a 49.9% interest in Dalrymple Bay Coal Terminal (“DBCT”) and a 100% interest in PD Ports. Prime is expected to continue to be traded on the Australian Stock Exchange and to have approximately A$5.5 billion of total assets in the utility and transportation sectors. Prime’s portfolio of high quality infrastructure assets is located in Australia, the United States, continental Europe, New Zealand and China. Pursuant to our agreement with Brookfield, we have the opportunity to make 100% of the Prime Investment and acquire approximately 60% of the Direct Assets.

The following table shows our sources and uses of funds with respect to the Transaction (US$, in millions):

Sources		Uses
Financings	$575.2	Prime (39.9% interest)(1)	$656.2
Brookfield Investment(1)	376.7	DBCT (30% interest)(2)	163.0
		PD Ports (60% interest)(3)	98.0
		Fees and expenses	34.7

Total Sources	$951.9	Total Uses	$951.9

(1)

Assumes that the Unitholder Resolution is approved. If it is not approved, the Brookfield Investment will be $157 million and our ownership interest in Prime will decrease to approximately $440 million, or approximately 27%. Brookfield will acquire the remaining approximately 13% interest in Prime.

(2)

Assumes we acquire 60% of the Direct Assets. Our post-closing interest in DBCT will be 49.9% consisting of both a direct investment in convertible notes and an interest through our approximately 40% interest in Prime. Post-closing, assuming we acquire 60% of the Direct Assets, Brookfield or a Brookfield-sponsored entity will own a 20% interest in DBCT through a direct investment in convertible notes. If we acquire less than 60% of the Direct Assets, our interest in DBCT will be correspondingly reduced. If the Unitholder Resolution is not approved, the Partnership’s post-closing interest in DBCT will be approximately 43%.

(3)	Post-closing, assuming we acquire 60% of the Direct Assets, Brookfield or a Brookfield-sponsored entity will own the remaining 40% interest in PD Ports.

Concurrent with the Partnership’s investment, Prime is executing an institutional placement (the “Institutional Placement”) and a security purchase plan (the “SPP”) available to certain of its existing shareholders, both of which are fully underwritten. With A$1.8 billion of proceeds from the Institutional Placement, the SPP, the Prime Investment and the sale of Direct Assets, Prime will fully repay its corporate bank debt (excluding New Zealand Bonds of approximately A$119 million) and certain debt at the asset level, which will significantly reduce its near-term debt maturities. Furthermore, Prime intends to establish a three-year A$300 million corporate borrowing facility, which is expected to be undrawn upon completion of the Transaction, providing additional liquidity along with cash retained on closing of the Transaction. Following completion of the recapitalization, Prime’s Proportional Leverage will decrease from 98% to approximately 68%, and its near-term debt maturity and liquidity issues will have been alleviated. Furthermore, Prime is expected to generate stable and predictable cash flow from its portfolio of high quality infrastructure assets.

The Transaction is subject to conditions including BBI securityholder approvals, regulatory and lender consents and BBI not proceeding with a Superior Proposal (see “The Transaction – Transaction Agreements – Implementation Agreement” and “Risk Factors”).

In the event that the Transaction does not proceed, we intend to use the net proceeds of the Financings and the Brookfield Investment for investment opportunities, and working capital and other corporate purposes. We believe that BBI’s current liquidity profile and balance sheet does not allow it to meet its near-term obligations, including its upcoming A$300 million debt maturity in February 2010. We believe that, absent the Transaction, it is highly likely that BBI will need to immediately commence a restructuring process or seek to divest certain of its assets. We believe that Brookfield and the Partnership should have a competitive advantage in acquiring assets given the extensive due diligence completed in connection with the negotiation of the Transaction. Furthermore, Brookfield Infrastructure and Brookfield have a right of first refusal to acquire 100% of DBCT and a call option on PD Ports. See “Risk Factors – Risks Related to the Transaction”.

Post-closing Business of the Partnership

The following chart shows the Partnership’s post-closing ownership interest in its businesses, assuming the Unitholder Resolution is passed and the Transaction is completed:

Post-closing Ownership Structure of the Partnership

(1)	Owned through our approximately 40% interest in Prime.
(2)	Owned through the acquisition of the Direct Assets from BBI (assuming we acquire 60%).
(3)

Owned through: (i) our approximately 40% interest in Prime, and (ii) the acquisition of the Direct Assets from BBI (assuming we acquire 60%). Our direct investment in DBCT will be held through the purchase of convertible notes of DBCT.

(4)

In the event that the Unitholder Resolution is not approved, our interest in Prime will decrease from approximately 40% to approximately 27% and, as a result, our post-closing interest in NGPL, Powerco, IEG, WestNet Rail, TGN and Euroports will decrease from the approximate percentages shown in the chart above to approximately 7.0%, 11.1%, 26.5%, 26.5%, 26.5% and 15.9%, respectively.

(5)

If we acquire less than 60% of the Direct Assets, our interest in DBCT will be correspondingly reduced. In the event that the Unitholder Resolution is not approved, Brookfield’s effective ownership interest in us will decline to approximately 30%, our interest in Prime will decrease to approximately 27% and our direct investment in convertible notes of DBCT will be unchanged. As a result, the Partnership’s effective ownership of DBCT will decrease from approximately 50% to approximately 43%.

Our Businesses

Post-closing, our businesses will be in the utilities, transportation, timber and social infrastructure segments:

Utilities

Transelec: The largest electricity transmission system in Chile with approximately 8,200 km of transmission lines. Transelec owns 100% of the highest voltage transmission lines in the country and is responsible for transmitting electricity to 98% of the population.

NGPL: One of the largest natural gas transmission pipeline and storage systems in the United States, with over 15,500 km of pipeline and approximately 275 billion cubic feet of storage capacity. NGPL provides transportation and storage to approximately 60% of the Chicago and the Northern Indiana natural gas markets.

Powerco: New Zealand’s second largest provider of regulated electricity and gas distribution services, with over 410,000 connections. Powerco accounts for approximately 40% of the gas and approximately 16% of the electricity connections throughout New Zealand.

IEG: The second largest independent provider of “last-mile” gas and electricity connection services in the UK and the sole provider of natural gas and liquid propane gas in the Channel Islands and the Isle of Man.

Ontario Transmission: An electricity transmission provider in the province of Ontario. Ontario Transmission has approximately 550 km of transmission lines that connect generators located in Northern Ontario to regions of high electricity demand in Southern Ontario.

TGN: The sole provider of gas distribution services in Tasmania, Australia. TGN owns approximately 730 km of distribution pipeline and services approximately 6,500 customers throughout Tasmania.

Transportation

DBCT: One of the world’s largest coal terminals, accounting for 8% of the total global seaborne coal exports and 21% of global metallurgical seaborne coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world.

WestNet Rail: Leases and operates approximately 5,100 km of network track and related infrastructure in South Western Australia. WestNet Rail provides exclusive rail access to market for minerals and grain businesses that underpin Western Australia’s economy.

PD Ports: The third largest port operator in the UK by volume. Mainly operating as the statutory harbour authority out of the Port of Tees and Hartlepool in the north of the UK.

Euroports: Owns a portfolio of seven port concession businesses in key strategic locations throughout Europe and in China, handling over 70 mtpa.

Timber

Longview: Owns approximately 655,000 acres of freehold timberlands in Oregon and Washington. Longview has an estimated merchantable inventory of 25.8 million m3 of timber, which is primarily comprised of high value douglas-fir and hemlock trees.

Island Timberlands: Owns approximately 634,000 acres of freehold timberlands located principally on Vancouver Island, British Columbia. Island Timberlands has an estimated merchantable inventory of 58.0 million m3 of timber, which is primarily comprised of high value douglas-fir, hemlock and cedar trees. Additionally, Island Timberlands owns approximately 33,000 acres of “higher and better use” (“HBU”) lands, which may have greater value if used for real estate development or conservation.

Social Infrastructure

We have an interest in the following social infrastructure assets: Peterborough Hospital in the UK; Long Bay Forensic and Prison Hospitals in Sydney, Australia; and Royal Melbourne Showgrounds in Melbourne, Australia.

The following table provides our proportionate share of net operating income (“NOI”), ANOI, total assets, proportionate share of net debt and partnership capital for our current operations and our Post-closing operations:

(US$ millions)	Six Months Ended June 30, 2009		Year Ended December 31, 2008	Twelve Months Ended and As At June 30, 2009
Our Current Operations
NOI(1)	$43	(5)	$119	$95	(5)
ANOI(2)	17	(5)	63	41	(5)
Total Assets				1,204
Net Debt(3)				771
Partnership Capital				907

Our Post-closing Operations
NOI(1)
Utilities	$102	(5)	$242	$219	(5)
Transportation	74		177	158
Timber	12		43	32
Corporate & Other	(16)		(29)	(32)

Total(4)	$172		$433	$377

ANOI(2)
Utilities	$75	(5)	$145	$144	(5)
Transportation	33		98	71
Timber	(1)		13	3
Corporate & Other	(19)		(49)	(46)

Total(4)	$88		$207	$172

Total Assets
Utilities				$1,800
Transportation				1,792
Timber				944
Corporate & Other				20

Total				$4,556

Net Debt
Utilities				$1,124
Transportation				1,238
Timber				475
Corporate & Other(3)				(83)

Total				$2,754

Partnership Capital
Utilities				$676
Transportation				554
Timber				469
Corporate & Other				103

Total				$1,802

(1)	Net Operating Income.
(2)	Adjusted Net Operating Income. See “Cautionary Statement Regarding the Use of Non-GAAP Measures”.
(3)

Non-recourse project debt from our social infrastructure operations has been excluded from the above table as this is long-term debt which is fully amortized during the term of our concession contracts.

(4)

If the Unitholder Resolution is not approved total NOI and ANOI for the six months ended June 30, 2009 would have been $99 million and $56 million, respectively, total NOI and ANOI for the year ended December 31, 2008 would have been $241 million and $119 million, respectively, and total NOI and ANOI for the twelve months ended June 30, 2009 would have been $216 million and $104 million, respectively.

(5)	Excludes gain of $68 million, net of tax, from sale of TBE.

Investment Highlights

Transformed Financial Profile and Scale

For the twelve months ended June 30, 2009, our ANOI increases by $131 million, an increase of approximately 320%, after giving effect to the Transaction. Furthermore, the Transaction will transform our business so that we will have scale in each of our targeted sectors within the infrastructure industry.

(millions, unaudited)	Twelve Months Ended June 30, 2009
	Historical	Pro Forma
ANOI	$41(1)	$172

(1)	Excludes gain of $68 million, net of tax, from sale of TBE.

The added scale and cash flow will provide us with the flexibility to execute our business strategy and take advantage of growth opportunities and accretive acquisitions.

Diversified, High Quality Cash Flows

Post closing, we will own a diversified group of businesses that we believe will generate stable cash flow that is sustainable over the long term. Approximately 73% of our net operating income will be derived from businesses that either have long term contracts or are regulated. Our operations will also be well balanced by sector. In addition, we will have a global business with sizeable operations in North America, South America, Europe and Australia.

(1)	Pro forma net operating income for the twelve months ended June 30, 2009 by revenue drivers.

(2)	Pro forma net operating income for the twelve months ended June 30, 2009 by operating segment.

(3)	Pro forma net operating income for the twelve months ended June 30, 2009 by geography.

Furthermore, due to the well-maintained condition of our asset base and the regulatory frameworks of most of our utilities, we should not be required to re-invest a material amount of our cash flow to preserve our revenue streams, enabling us to generate strong free cash flow.

Significant Barriers to Entry

Each of our businesses has high barriers to entry which protect our competitive positions and provide stability to our cash flow.

Primary Barriers to Entry for our Businesses
Utilities
Transelec	Regulated monopoly
NGPL	Strategic location/regulated services
Powerco	Regulated monopoly
IEG	Long-term contracts/sole provider of service in market
Ontario Transmission	Regulated monopoly
TGN	Sole provider of service in market

Transportation
DBCT	Regulated monopoly
WestNet Rail	Long-term contracts/regulation
PD Ports	Status as port authority/long-term contracts
Euroports	Strategic location

Timber
Longview	Strategic location with access to export markets
Island Timberlands	Strategic location with access to export markets

Social Infrastructure	Long-term concessions

Strong ANOI Growth with Minimal Capital Investment

Operating Leverage: Our timber and ports businesses have been negatively impacted by the current economic environment. As these businesses have considerable operating leverage, we expect their ANOI to increase materially with minimal capital investment as market conditions recover. Over the past several years in our timber businesses, we have been warehousing inventory on the stump in order to preserve the value of our resource. As log prices recover, we plan to increase harvest levels by 25% (relative to 2008 harvest levels) for a period of 10 years prior to returning to the long run sustainable yield level, significantly increasing the ANOI produced by this business.

Inflationary Indexation: For a number of our businesses, we believe we are able to capture inflationary price increases. Regulated utilities and sole service providers such as Transelec, Powerco, IEG, WestNet Rail and TGN have indexation mechanisms or the ability to increase prices on a periodic basis to capture some or all of inflationary price gains. In other cases, we believe businesses such as NGPL, PD Ports and Euroports will be able to increase prices in line with inflation due to the strength of their competitive positions.

Attractive Internally Financed Asset Growth Prospects

Due to the competitive positions of our networks, we believe that we can invest capital at attractive returns to fund customer initiated growth projects. Businesses such as Transelec, IEG, WestNet Rail and PD Ports have attractive opportunities to upgrade or expand their networks to accommodate customer growth due to their regulatory frameworks, scale or location advantages. In our DBCT and Ontario Transmission businesses, we may have an opportunity to substantially increase the size of our operations through large-scale development projects, if customer demand warrants.

Following the closing of the Transaction, we expect our distribution payout ratio will be within our targeted range of 60% to 70% of ANOI. As a result, we believe that we will have the ability to self-finance our backlog of growth projects, except for large scale development projects, without raising additional equity. Furthermore, we will have additional liquidity from cash on hand and our $200 million senior secured credit facility, which we anticipate will be undrawn upon closing of the Transaction.

Strategic Relationship with Brookfield

Brookfield is a global asset management company focused on property, power and infrastructure assets with approximately $80 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield is one of the leading infrastructure asset managers. Brookfield has significant experience originating transactions globally, such as the recapitalization of BBI, that create unique and proprietary investment opportunities.

We believe that our relationship with Brookfield provides us with competitive advantages in comparison to other infrastructure companies and pure-play financial investors that include the following:

•

Ability to participate in Brookfield-sponsored consortiums and partnerships. Our acquisition strategy focuses on large scale transactions. We believe that there is less competition for these types of transactions. Brookfield has a strong track record of leading such consortiums and partnerships. Brookfield has agreed that it will not sponsor investments in the infrastructure sector that suit the Partnership’s target profile unless we are given an opportunity to participate.

•

Ability to participate in Brookfield originated transactions. Brookfield has significant experience originating, structuring and executing transactions globally. By participating in these transactions, we have been able to acquire high quality infrastructure assets with attractive returns.

•

Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and infrastructure industries, Brookfield has in-depth experience acquiring and financing assets.

•

Incentives directly aligned with Brookfield. Brookfield holds a 41% interest in Brookfield Infrastructure, including its general partnership interest. Brookfield is also entitled to receive incentive distributions from Brookfield Infrastructure to the extent that it grows distributions over certain thresholds. As a result, Brookfield has an incentive to enhance the value of our current operations and to pursue acquisitions that are accretive to Unitholder value.

•

Ability to leverage Brookfield’s access to capital. Brookfield’s sponsorship provides us with enhanced access to capital markets. Brookfield has close relationships with many of the largest financial institutions and has demonstrated an ability to obtain financing on attractive terms. In addition, to the extent that Brookfield seeks to maintain its effective ownership position in us, we benefit from Brookfield’s direct investment.

Pure Play Infrastructure Opportunity

We are a “pure play” public infrastructure company and are well positioned to pursue our acquisition and growth strategy. Private sector participation in the infrastructure industry is anticipated to undergo significant growth in the coming years. We believe we have an opportunity to be a long-term leader in this industry.

Vision

Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for Unitholders. We believe that this total return will be comprised of:

•	a current distribution that is underpinned by the stable cash flow of high quality infrastructure assets;

•	growth in cash flow as a result of:

➢	realization of revenue enhancement opportunities and operational efficiencies;

➢	inflationary gains captured by our assets; and

➢	re-deployment of our cash flow into development opportunities that exist within our current operations; and

•	further upside through acquisitions that are accretive to Unitholder value.

Brookfield’s Operations-Oriented Approach

To execute our vision, we will seek to leverage our relationship with Brookfield. In each of its core sectors, Brookfield’s strategy is to develop best-in-class operating platforms in order to acquire targeted assets and actively manage them to achieve superior returns on a long-term basis. Brookfield’s operations-oriented approach is comprised of the following attributes:

•	strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its markets;

•	operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to maximize the value of its assets;

•	technical knowledge and industry insight used in the evaluation, execution and financing of development projects and acquisitions; and

•	development and retention of the highest quality people in its operations.

Acquisition Strategy

As we grow our asset base, we will target acquisitions in the following infrastructure sectors:

•	Utilities: electric transmission, electric and gas distribution, pipelines, and contracted power generation assets;

•	Transportation: railroads, ports, toll roads and airports;

•	Timber: high quality species in attractive locations; and

•	Other: social and industrial infrastructure.

Geographically, we have a global scope. However, as we grow our business, our emphasis will be on selected OECD countries, particularly in North America, Europe and Australia, as well as selected countries in South America.

We plan to grow primarily through acquisitions of operating infrastructure assets. We will target assets that offer substantial opportunities for follow-on investment. Additionally, we will selectively pursue greenfield development projects, with the objective of increasing risk adjusted returns.

We will seek to participate in transactions where Brookfield has sufficient influence or control in order to implement its operations-oriented approach to enhance value. However, since Brookfield has large, well established operations in real estate and renewable power that are separate from the Partnership, Brookfield is not obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern United States, we are not entitled to participate in timberland acquisitions in those geographic regions.

SUMMARY OF SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The information in this section is derived from and should be read in conjunction with: (i) the audited consolidated and combined financial statements of Brookfield Infrastructure as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006; (ii) the unaudited financial statements of Brookfield Infrastructure as of June 30, 2009 and for the six months ended June 30, 2009, each of which is filed separately under cover of Form 6-K; and (iii) the audited financial statements for Babcock & Brown Infrastructure Limited as at June 30, 2009 and 2008 and for the years ended June 30, 2009 and 2008, which are separately filed. The information in this section should also be read in conjunction with the unaudited pro forma financial statements for the Partnership and Brookfield Infrastructure as at and for the six months ended June 30, 2009 and for the year ended December 31, 2008, which are separately filed. This information should also be read in conjunction with (i) the audited financial statements for the Partnership as of December 31, 2008 and December 31, 2007 and for the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007 and (ii) as of June 30, 2009 and for the six-month period ended June 30, 2009.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which is accounted for using the equity method. As a result, we believe that the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield owns the remaining 41% of Brookfield Infrastructure, including its general partnership interest, which, through a redemption-exchange mechanism, can effectively be converted into an equivalent interest in the Partnership.

To measure performance, we focus on net income as well as ANOI. We define ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and certain other items. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See “Supplemental Information and Analysis of Financial Condition and Results of Operations – Reconciliation of Non-GAAP Financial Measures” for a discussion of ANOI, including a reconciliation to the most directly comparable GAAP measure.

All financial data in this summary of selected financial information is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

In the opinion of management, all adjustments considered necessary for a fair presentation of the interim period have been included. Historical results from any prior period are not necessarily indicative of results to be expected for any future period, and the results for the six months ended June 30, 2009 are not necessarily indicative of results to be expected for the full year. This information is only a summary and should be read together with the Partnership’s and Brookfield Infrastructure’s “Supplemental Information and Analysis of Financial Condition and Results of Operations” and the financial statements referred to above.

The unaudited pro forma financial data gives effect to the Financings, the Brookfield Investment and the Transaction (including all related pro forma adjustments resulting from the Transaction) and assumes the Unitholder Resolution has been passed. The unaudited pro forma consolidated balance sheet data as at June 30, 2009 has been prepared using the balance sheet for Brookfield Infrastructure as at June 30, 2009 and the balance sheet for BBI as at June 30, 2009, and gives effect to the Financings, the Brookfield Investment and the Transaction (including all related pro forma adjustments resulting from the Transaction) and assumes the Unitholder Resolution has been passed, as if they had occurred on June 30, 2009. The unaudited pro forma consolidated income statement data for the year ended December 31, 2008 has been prepared using the statements of income for Brookfield Infrastructure for the year ended December 31, 2008 and the statement of income for BBI for twelve months ended December 31, 2008, which was prepared by combining BBI’s statement of income for the year ended June 30, 2008 and BBI’s statement of income for the six months ended December 31, 2008, less BBI’s statement of income for the six months ended December 31, 2007, prepared in accordance with Australian-International Financial Reporting Standards (“A-IFRS”) as adopted by the International Accounting Standards Board, and gives effect to the Financings, the Brookfield Investment and the Transaction (including all related pro forma adjustments resulting from the Transaction) and assumes the Unitholder Resolution has been passed, as if they had occurred on January 1, 2008. The unaudited pro forma income statement data for the six months ended June 30, 2009 has been prepared using Brookfield Infrastructure’s statement of income for the six months ended June 30, 2009 and the statement of income for BBI for the year ended June 30, 2009, less BBI’s statement of income for the six months ended December 31, 2008, and gives effect to the Financings, the Brookfield Investment and the Transaction (including all related pro forma adjustments resulting from the Transaction) and assumes the Unitholder Resolution has been passed, as if they had occurred on January 1, 2008.

The summary unaudited pro forma financial data has been prepared based upon currently available information and assumptions that management deems appropriate, including the assumption that the Transaction will be financed through the Financings and the Brookfield Investment, as described in the unaudited pro forma financial statements included elsewhere in this document. The summary unaudited pro forma financial data is for informational purposes only and is not necessarily indicative of either the financial position or the results of operations that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the dates referred to above, nor is such pro forma data necessarily indicative of the results of future operations, because such unaudited pro forma financial data is based on estimates of financial effects that may prove to be inaccurate.

	Historical		Pro Forma
(US$, in millions)	Six Months Ended June 30, 2009	Year Ended December 31, 2008	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(unaudited)	(audited)	(unaudited)	(unaudited)
Income Statement Key Metrics
Revenues	$14.1	$32.9	$14.1	$32.9
Earnings (loss) from equity accounted investments	$(9.5)	$25.2	$(109.4)	$(29.8)
Dividend income	$3.5	$14.3	$3.5	$14.3
Interest expense	$(8.0)	$(12.9)	$(8.0)	$(12.9)
Net income (loss)(2)	$60.0	$28.0	$(44.9)	$(37.0)

Adjusted net operating income(1)(2)	$84.8	$59.7	$156.8	$206.9

	Historical		Pro Forma
	As at June 30, 2009		As at June 30, 2009
	(unaudited)		(unaudited)
Balance Sheet Key Metrics
Total assets	$1,204.0		$2,098.5
Partnership capital	$907.4		$1,801.9
Corporate borrowings	$161.5		$161.5
Non-recourse borrowings	$102.5		$102.5

(1)

Adjusted net operating income is defined as net income excluding the impact of depreciation and amortization, deferred taxes and a performance fee accrued, and other items as shown in the reconciliation below. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by U.S. GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. See “Supplemental Information and Analysis of Financial Condition and Results of Operations–Reconciliation of Non-GAAP Financial Measures” for a discussion of adjusted net operating income and its limitations as a measure of our operating performance. The following table presents a reconciliation of adjusted net operating income to net income:

(2)	Six months ended June 30, 2009 includes $68.2 million after-tax gain recognized on sale of TBE.

	Historical		Pro Forma
(US$, in millions)	Six Months Ended June 30, 2009	Year Ended December 31, 2008	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(unaudited)	(audited)	(unaudited)	(unaudited)
Net income (loss)	$60.0	$28.0	$(44.9)	$(37.0)
Add back or deduct the following:
Depreciation, depletion and amortization	$20.9	$54.3	71.9	174.7
Deferred taxes	$(10.3)	$(14.9)	12.4	(14.5)
Performance fee	$—	$(12.8)	6.1	(12.8)
Unrealized (gains) losses on derivative instruments and other	$8.1	$3.9	65.8	28.2
Other non-cash-items	$6.1	$1.2	(14.1)	68.3
Impairment	$—	$—	59.6	—

Adjusted net operating income (ANOI)	$84.8	$59.7	$156.8	$206.9

THE PARTNERSHIP

Formation and Administration

The Partnership was established as a Bermuda exempted limited partnership that is managed by Brookfield. We focus on high quality, long-life infrastructure assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. The Partnership’s sole material asset is its approximately 59% limited partnership interest in Brookfield Infrastructure. For complete copies of the limited partnership agreements for the Partnership and Brookfield Infrastructure, see the website of the Securities Exchange Commission at www.sec.gov and the Partnership’s SEDAR profile at www.sedar.com.

The Partnership is a publicly-traded reporting issuer on the TSX under the symbol “BIP.UN” and on the NYSE under the symbol “BIP”. Brookfield holds indirectly through wholly-owned subsidiaries, RPUs of Brookfield Infrastructure that are effectively exchangeable for approximately 40% of the LP Units, on a fully-exchanged basis, an approximate 1% general partnership interest in Brookfield Infrastructure and an approximate 0.01% general partnership interest in the Partnership. The remaining LP Units are held by the public. Following closing of the Transaction, assuming the Minority Unitholders approve the Unitholder Resolution, Brookfield will continue to hold its effective 41% interest in the Partnership.

The Partnership does not employ any of the individuals who carry out the management and activities of the Partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided under the Master Services Agreement. Summaries of the material terms of the Master Services Agreement are included under item 6.A of the Partnership’s current Annual Report available on SEDAR at www.sedar.com.

As at October 20, 2009, the Partnership had 22,486,269 LP Units outstanding (37,599,013 LP Units assuming the exchange of all of Brookfield’s RPUs).

The Partnership currently pays quarterly distributions of US$0.265 per LP Unit.

The Partnership’s head office is located at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda, and the registered office is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda, +1 441 296 4480.

Vision

Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for Unitholders. We believe that this total return will be comprised of:

•	a current distribution that is underpinned by the stable cash flow of high quality infrastructure assets;

•	growth in cash flow as a result of:

➢	realization of revenue enhancement opportunities and operational efficiencies;

➢	inflationary gains captured by our assets; and

➢	re-deployment of our cash flow into development opportunities that exist within our current operations; and

•	further upside through acquisitions that are accretive to Unitholders.

Brookfield’s Operations-Oriented Approach

To execute our vision, we will seek to leverage our relationship with Brookfield. In each of its core sectors, Brookfield’s strategy is to develop best-in-class operating platforms in order to acquire targeted assets and actively manage them to achieve superior returns on a long-term basis. Brookfield’s operations-oriented approach is comprised of the following attributes:

•	strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its markets;

•	operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to maximize the value of its assets;

•	technical knowledge and industry insight used in the evaluation, execution and financing of development projects and acquisitions; and

•	development and retention of the highest quality people in its operations.

Acquisition Strategy

As we grow our asset base, we will target acquisitions in the following infrastructure sectors:

•	Utilities: electric transmission, electric and gas distribution, pipelines, and contracted power generation assets;

•	Transportation: railroads, ports, toll roads and airports;

•	Timber: high quality species in attractive locations; and

•	Other: social and industrial infrastructure.

Geographically, we have a global scope. However, as we grow our business, our emphasis will be on selected OECD countries, particularly in North America, Europe and Australia, as well as selected countries in South America.

We plan to grow primarily through acquisitions of operating infrastructure assets. We will target assets that offer substantial opportunities for follow-on investment. Additionally, we will selectively pursue greenfield development projects, with the objective of increasing risk adjusted returns.

We will seek to participate in transactions where Brookfield has sufficient influence or control in order to implement its operations-oriented approach to enhance value. However, since Brookfield has large, well established operations in real estate and renewable power that are separate from the Partnership, Brookfield is not obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern United States, we are not entitled to participate in timberland acquisitions in those geographic regions.

BROOKFIELD

Brookfield is a global asset management company focused on property, power and other infrastructure assets with approximately US$80 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”, and has a market capitalization of approximately US$13 billion.

Throughout its history, Brookfield has focused on capital intensive assets such as power generation, electricity transmission and distribution, commercial real estate, and natural resource extraction, processing and related transportation infrastructure on a worldwide basis. Beginning in the early 1990’s, Brookfield began a major expansion in the real estate sector as part of a strategic decision to exit from more cyclical resource based businesses and focus on more stable cash flow generating assets. During the period commencing in 2000, Brookfield undertook a significant expansion of its renewable power generation operations.

Brookfield’s strategy involves establishing itself as a global asset manager of choice for investment clients who wish to benefit from the ownership of property, renewable power and infrastructure assets. Brookfield has spent many years building high quality operating platforms that enable it to acquire, finance and optimize the value of assets for its benefit and for Brookfield clients whose capital Brookfield manages.

Brookfield believes that the best way to create long-term shareholder value is to generate increasing operating cash flow, measured on a per share basis, over a long period of time. Accordingly, Brookfield concentrates on owning and operating high quality, long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and that tend to appreciate in value over time. Often these assets benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. While high quality assets may initially generate lower returns on capital, Brookfield believes that the sustainability and future growth of their cash flow is more assured over the long term, and as a result, warrant higher valuation levels. Brookfield also believes that the high quality of its asset base protects Brookfield against future uncertainty and enables it to invest with confidence when opportunities arise.

Consistent with this focus, Brookfield owns and operates large portfolios of core office properties, hydroelectric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.

Brookfield believes the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. These assets, in Brookfield’s view, represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. Brookfield believes that there is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time there are relatively few global organizations focused on managing assets of this nature as a primary component of their strategy.

Once an operating platform within a sector is established, it will typically be very scaleable. This enables the pursuit of follow-on acquisitions that generally can be acquired and integrated into the operational platform with lower incremental cost, thereby enhancing returns.

Brookfield’s corporate group provides its operating platforms with access to transaction execution capabilities. Brookfield’s corporate group has in-depth mergers and acquisitions, corporate finance, accounting, tax and financial structuring expertise across a number of industries. Brookfield believes that this expertise, developed principally in the real estate and power generation sectors, will be directly applicable to our target infrastructure sectors. A number of sophisticated transaction structuring and financing techniques in the capital markets originated in the real estate industry. Because of many similar attributes between these sectors and our targeted infrastructure sectors, we believe that such expertise will be highly relevant and beneficial to us.

THE TRANSACTION

On October 8, 2009, Brookfield and the Partnership announced the Transaction. As part of the Transaction, Brookfield-related entities will invest approximately A$1.2 billion to directly acquire the Direct Assets and to acquire an approximate 40% interest in Prime. The Direct Assets consist of a 49.9% interest in DBCT and a 100% interest in PD Ports. Prime is expected to continue to be traded on the Australian Stock Exchange and to have approximately A$5.5 billion of total assets in the utility and transportation sectors. Prime’s portfolio of high quality infrastructure assets is located in Australia, the United States, continental Europe, New Zealand and China. Pursuant to our agreement with Brookfield, we have the opportunity to make 100% of the Investment and acquire approximately 60% of the Direct Assets. We intend to acquire the Direct Assets through (or alongside) one or more Brookfield sponsored private funds. We intend to finance our approximately A$1.0 billion participation in the Transaction through the Financings and the Brookfield Investment.

Concurrent with the Partnership’s investment, Prime is executing the Institutional Placement and the SPP available to certain of its existing shareholders, both of which are fully underwritten. With A$1.8 billion of proceeds from the institutional placement, the SPP, the Investment and the sale of Direct Assets, Prime will fully repay its corporate bank debt (excluding New Zealand Bonds of approximately A$119 million) and certain debt at the asset level, which will significantly reduce its near-term debt maturities. Furthermore, Prime intends to establish a three-year A$300 million corporate borrowing facility, which is expected to be undrawn upon completion of the Transaction, providing additional liquidity along with cash retained on closing of the Transaction. Following completion of the recapitalization, Prime’s Proportional Leverage will decrease from 98% to approximately 68%, and its near-term debt maturity and liquidity issues will have been alleviated. Furthermore, Prime is expected to generate stable and predictable cash flow from its portfolio of high quality infrastructure assets.

The Transaction is subject to conditions including BBI securityholder approvals, regulatory and lender consents and BBI not proceeding with a Superior Proposal (see “The Transaction – Transaction Agreements – Implementation Agreement” and “Risk Factors”).

In the event that the Transaction does not proceed, we intend to use the net proceeds of the Financings for investment opportunities, and working capital and other corporate purposes. We believe that BBI’s current liquidity profile and balance sheet does not allow it to meet its near-term obligations, including its upcoming A$300 million debt maturity in February 2010. We believe that, absent the Transaction, it is highly likely that BBI will need to immediately commence a restructuring process or seek to divest certain of its assets. We believe that Brookfield and the Partnership should have a competitive advantage in acquiring assets given the extensive due diligence completed in connection with the negotiation of the Transaction. Furthermore, we and Brookfield have a right of first refusal to acquire 100% of DBCT and a call option on PD Ports. See “Risk Factors – Risks Related to the Transaction.”

Post-closing Business of the Partnership

The following chart shows the Partnership’s post-closing ownership interest in its current businesses, the Investment and the Direct Assets, assuming the Unitholder Resolution is passed and the Transaction is completed:

Post-closing Ownership Structure of the Partnership

(1)	Owned through our approximately 40% interest in Prime.
(2)	Owned through the acquisition of the Direct Assets from BBI (assuming we acquire 60%).
(3)

Owned through: (i) our approximately 40% interest in Prime, and (ii) the acquisition of the Direct Assets from BBI (assuming we acquire 60%). Our direct investment in DBCT will be held through the purchase of convertible notes of DBCT.

(4)

In the event that the Unitholder Resolution is not approved, our interest in Prime will decrease from approximately 40% to approximately 27% and, as a result, our post-closing interest in NGPL, Powerco, IEG, WestNet Rail, TGN and Euroports will decrease from the approximate percentages shown in the chart above to approximately 7.0%, 11.1%, 26.5%, 26.5%, 26.5% and 15.9%, respectively.

(5)

If we acquire less than 60% of the Direct Assets, our interest in DBCT will be correspondingly reduced. In the event that the Unitholder Resolution is not approved, Brookfield’s effective ownership interest in us will decline to approximately 30%, our interest in Prime will decrease to approximately 27% and our direct investment in convertible notes of DBCT will be unchanged. As a result, the Partnership’s effective ownership of DBCT will decrease from approximately 50% to approximately 43%.

The following table provides our proportionate share of net operating income (“NOI”), ANOI, total assets, proportionate share of net debt and partnership capital for our current operations and our Post-closing operations:

(US$ millions)	Six Months Ended June 30, 2009		Year Ended December 31, 2008	Twelve Months Ended and As At June 30, 2009
Our Current Operations
NOI(1)	$43	(5)	$119	$95	(5)
ANOI(2)	17	(5)	63	41	(5)
Total Assets				1,204
Net Debt(3)				771
Partnership Capital				907

Our Post-closing Operations
NOI(1)
Utilities	$102	(5)	$242	$219	(5)
Transportation	74		177	158
Timber	12		43	32
Corporate & Other	(16)		(29)	(32)

Total(4)	$172		$433	$377

ANOI(2)
Utilities	$75	(5)	$145	$144	(5)
Transportation	33		98	71
Timber	(1)		13	3
Corporate & Other	(19)		(49)	(46)

Total(4)	$88		$207	$172

Total Assets
Utilities				$1,800
Transportation				1,792
Timber				944
Corporate & Other				20

Total				$4,556

Net Debt
Utilities				$1,124
Transportation				1,238
Timber				475
Corporate & Other(3)				(83)

Total				$2,754

Partnership Capital
Utilities				$676
Transportation				554
Timber				469
Corporate & Other				103

Total				$1,802

(1)	Net Operating Income.
(2)	Adjusted Net Operating Income. See “Cautionary Statement Regarding the Use of Non-GAAP Measures”.
(3)

Non-recourse project debt from our social infrastructure operations has been excluded from the above table as this is long-term debt which is fully amortized during the term of our concession contracts.

(4)

If the Unitholder Resolution is not approved total NOI and ANOI for the six months ended June 30, 2009 would have been $99 million and $56 million, respectively, total NOI and ANOI for the year ended December 31, 2008 would have been $241 million and $119 million, respectively, and total NOI and ANOI for the twelve months ended June 30, 2009 would have been $216 million and $104 million, respectively.

(5)	Excludes gain of $68 million, net of tax, from sale of TBE.

Description of Our Assets

The following sections describe our portfolio assets assuming the closing of the Transaction and approval of the Unitholder Resolution. See Note (4) to the chart “Post-closing Ownership Structure of the Partnership”, which sets out our post-closing ownership of the portfolio assets if the Unitholder Resolution is not approved.

Description of Our Utilities Infrastructure Assets

Transelec Chile S.A. (“Transelec”), Chile

Transelec is the largest electricity transmission system in Chile, with approximately 8,200 km of transmission lines that serve 98% of the population of the country. Transelec’s system includes 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 45% and 95% of the 200 kV and 154 kV lines in Chile, respectively. The following table sets forth the significant characteristics of Transelec:

Ownership:	The Partnership’s effective ownership is 17.8%.

Strategic Position:

Transelec is the backbone transmission system in Chile that serves 98% of the population of the country. Electricity transmission assets provide the critical link for transmission of electricity from generators to consumers of electricity. As the reliable supply of electricity is integral to economic growth, Transelec is an important element to Chile’s continued economic growth.

Regulatory Environment:

Chile has a long tradition of transparent, stable regulatory frameworks. Regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. Since the regulated assets earn a 10% annuity return on replacement cost, we effectively earn a real pre-tax 10% return on our regulated asset base. For the transmission sector, the 10% return is imbedded in Chilean law and is not subject to periodic regulatory review.

Customer Base:

Approximately 60% of Transelec’s revenues are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority of this contracted revenue will convert to the regulatory framework.

Cash Flow Profile:

Due to the regulatory framework and contracts, combined with the essential nature of the service, Transelec has a very secure competitive position. Transelec generates stable revenue with no material volume risk, and in most instances, has many automatic inflation escalators. Since the Chilean regulatory and contractual frameworks are based on replacement cost, Transelec is not required to invest at its level of depreciation to prevent a decline in revenue. Since the system is in very good physical condition, maintenance capital expenditures are at relatively low levels. As a result of high profit margins combined with low maintenance capital expenditures, Transelec generates strong cash flow.

Growth Opportunities:

Chile has economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. Transelec is in the second year of a five year plan to invest approximately $1 billion in growth capital expenditures. As at June 30, 2009, Transelec’s capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $255 million.

Natural Gas Pipeline Company of America (“NGPL”), U.S.

NGPL is one of the largest natural gas transmission pipeline and storage systems in the United States. NGPL’s transportation system extends over 15,500 km and delivers approximately 2.2 trillion cubic feet of natural gas per annum. NGPL also has seven major storage facilities with a combined working gas capacity of 275 billion cubic feet (“BCF”). The following table sets forth the significant characteristics of NGPL:

Ownership:	The Partnership’s effective post-closing ownership will be 10.5%.

Strategic Position:

NGPL is the largest provider of gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. NGPL is also well connected to other pipelines accessing additional downstream markets, which increase demand for NGPL’s services. NGPL captures approximately 60% of the Chicago and Northern Indiana markets, and its storage facilities represent approximately 7% of total U.S. natural gas storage capacity.

The large geographical footprint of NGPL’s pipeline system is in close proximity to several of the prolific natural gas supply basins in the U.S. and also provides access to major growing basins including the Rockies, East Texas, Woodford, Fayetteville, Haynesville as well as LNG supply from the Gulf Coast.

Regulatory Environment:

Regulated by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act. FERC provides a regulated framework for shippers and transmission pipeline owners to reach commercial agreement without direct intervention under a maximum rate regime, and there is no periodic rate case obligation.

Customer Base:

NGPL has a diverse group of high creditworthy customers composed primarily of investment grade local distribution companies, producers and marketers. Its top ten customers account for over 60% of the transmission and storage revenues with average contract terms of 3.3 years for transport and 4.1 years for storage customers.

Cash Flow Profile:

U.S. gas market fundamentals and the competitive position of NGPL are underpinned by continued demand for NGPL’s transmission and storage services. Demand for NGPL’s combination of transportation and storage services has resulted in a strong history of contract renewals.

Growth Opportunities:	Geographic proximity to large, emerging natural gas basins provides opportunity to continue extending the pipeline system.

Powerco Limited (“Powerco”), New Zealand

Powerco is New Zealand’s second largest provider of regulated electricity and gas distribution services, with over 410,000 connections across a service area of 39,000 km2 on the North Island of New Zealand. Powerco’s business represents approximately 40% of the gas connections and approximately 16% of the electricity connections throughout New Zealand. The following table sets forth the significant characteristics of Powerco:

Ownership:	The Partnership’s effective post-closing ownership will be 16.8%.

Strategic Position:

Powerco owns and operates New Zealand’s second largest electricity and gas distribution company with connections to over 410,000 users. It accounts for approximately 40% of the gas and approximately 16% of the electricity connections throughout New Zealand.

Regulatory Environment:

Powerco’s electricity and gas distribution businesses are subject to regulation in New Zealand. Electricity businesses operate under a price and quality threshold (CPI-X) regime set by the New Zealand Commerce Commission with the next reset due in April 2010. The gas distribution business operates under price control with its next reset due in 2012. Recently enacted legislation has introduced a purpose statement recognizing the need to provide incentives for service providers to invest in utilities.

Customer Base:	Electricity and gas customers are largely residential, generally contracted via retail energy companies.

Cash Flow Profile:

Revenue is mainly based on regulated tariffs, with a significant portion being from state owned enterprises. Electricity, which represents 80% of revenue, has grown at a 1.2% compound annual growth rate over the past five years.

Growth Opportunities:	Opportunities for growth are driven by increased energy demand and consumption levels, new connections as a result of new housing developments and regional economic and population growth.

International Energy Group (“IEG”), Europe

IEG is the second largest independent “last mile” natural gas and electricity connections provider in the UK and the sole gas distributor of liquified propane gas and natural gas in the Channel Islands and Isle of Man (the “Offshore Islands”). IEG’s UK business is a natural gas and electricity connections business servicing approximately 378,000 customers while operations on the Offshore Islands consist of an unregulated natural gas and LPG distribution and supply business. The following table sets forth the significant characteristics of IEG:

Ownership:	The Partnership’s effective post-closing ownership will be 39.9%.

Strategic Position:	IEG is the second largest independent connections business in the UK, as well as the sole provider of gas distribution services on the Offshore Islands.

Regulatory Environment:

IEG’s UK connections business competes with other connections providers to secure contracts to construct new natural gas and electricity connections. Then, once connections are established, IEG charges the customer a regulated tariff. IEG’s assets in the Offshore Islands are not regulated but are subject to government oversight.

Customer Base:

IEG’s businesses each have a broad, diverse customer base that underpins its cash flow. Customers for the last mile electricity and gas connections business consists of primarily residential end users. The natural gas and LPG distribution customer base on the Offshore Islands is comprised of a large number of commercial and residential end users.

Cash Flow Profile:

In the UK, installed “last mile” connections businesses charge connection rates that are established based upon the tariff of the distribution utility with which the independent connection provider is interconnected. During the first 20 years after establishment of a connection, the connection rate is subject to a cap and floor. Thereafter, it fluctuates based upon the applicable distribution company tariff. Due to the average age of its asset base, IEG’s UK business requires minimal maintenance and capital expenditures. The Offshore Islands businesses set their tariffs to maintain stable cash flow that will grow with inflation over the medium term.

Growth Opportunities:	New connections in gas and electricity as the electricity market opens for independent connections providers and the housing market recovers.

Great Lakes Power Transmission L.P. (“Ontario Transmission”), Canada

Ontario Transmission’s assets consist of approximately 550 km of 44 kV to 230 kV transmission lines in the province of Ontario. The following table sets forth the significant characteristics of Ontario Transmission:

Ownership:	The Partnership’s effective ownership is 100.0%.

Strategic Position:	Ontario Transmission’s lines comprise an important component of Ontario’s transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario.

Regulatory Environment:

Ontario Transmission’s revenues are 100% regulated under a historical cost of service regime. Transmission revenues are based on periodic rate cases in which the Ontario Energy Board determines allowed revenue that provides for recovery of operations maintenance, and financing costs plus an after-tax return on equity.

Customer Base:	Ontario Transmission has a broad customer base. Furthermore, transmission revenues in Ontario are assessed and collected on a province-wide basis, mitigating volume and credit risk.

Cash Flow Profile:	Due to the regulatory framework combined with the essential nature of the service, Ontario Transmission has a secure competitive position and generates a stable cash flow.

Growth Opportunities:

Ontario has economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. As an incumbent utility, Ontario Transmission has an advantage in competing for these projects.

Tasmania Gas Network (“TGN”), Australia

TGN is the natural gas distributor in Tasmania, supplying gas to residential, commercial and industrial customers via its distribution networks. With approximately 730 km of distribution pipeline, it delivers around 2 BCF of gas per annum to approximately 6,500 connections across Tasmania. TGN also owns Tas Gas Retail, which is one of two active gas retailers in Tasmania. The following table sets forth the significant characteristics of TGN:

Ownership:	The Partnership’s effective post-closing ownership will be 39.9%.

Strategic Position:

TGN’s distribution network is the sole provider of gas distribution services in Tasmania. Sizeable capital expenditures of approximately A$200 million have been incurred to establish this network, which creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business.

Regulatory Environment:	There is no economic regulation in Tasmania, but TGN is subject to government oversight.

Customer Base:	TGN receives revenue from natural gas retailers who supply gas to approximately 6,500 residential, commercial and industrial customers connected to the network.

Cash Flow Profile:

TGN’s cash flow stream is supported by the low cost of gas compared to electricity for residential customers while the investment made by industrial consumers to connect to natural gas creates a disincentive to switch.

Growth Opportunities:

The natural gas market in Tasmania is relatively new. The network currently fronts approximately 43,000 households with approximately 6,500 connections to date. Commercial and industrial growth is linked to the Tasmanian economy and alternate energy options including cogeneration opportunities.

Description of Our Transportation Infrastructure Assets

Dalrymple Bay Coal Terminal (“DBCT”), Australia

DBCT is a port facility which exports metallurgical and thermal coal mined in the low cost Bowen Basin region of Queensland, Australia. DBCT is one of the world’s largest coal terminals, accounting for 8% of the total global seaborne coal exports and 21% of global metallurgical seaborne coal exports. The following table sets forth the significant characteristics of DBCT:

Ownership:	The Partnership’s effective post-closing ownership will be 49.9%, owned through the Partnership’s interest in Prime and direct ownership of convertible notes.

Strategic Position:

The Bowen Basin is one of the lowest cost and most prolific series of coal deposits in the world; there are few options to access export markets for this coal other than through DBCT. With completion of its recent Stage 7 expansion, DBCT has a capacity of 85 Mtpa.

Regulatory Environment:	DBCT is regulated by the Queensland Competition Authority (“QCA”). The current rate agreement expires on December 31, 2009 and DBCT is applying for a one year extension.

Customer Base:	DBCT has long term take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin.

Cash Flow Profile:	DBCT’s revenues under its long term take-or-pay contracts are made up of two components: a capacity charge that is allocated to users based on the percentage of total

DBCT capacity for which they contract and a fixed and variable handling charge associated with operating and maintaining the port. The capacity charge is determined every five years by the QCA utilizing a return on regulated asset base methodology, and the handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for operating and maintaining DBCT. Capacity is currently 100% contracted through 2014.

Growth Opportunities:

Already one of the world’s largest coal export terminals, DBCT’s capacity has recently been expanded to 85 Mtpa to meet ongoing customer demand. Potential exists to expand DBCT’s operations to facilitate future expansions by mining companies in the Bowen Basin, which is one of the lowest cost sources of coal in the world.

WestNet Rail Holdings No. 1 Pty Ltd. (“WestNet Rail”), Australia

WestNet Rail is a rail infrastructure operator and rail access provider in Western Australia (“WA”), with a long-term arrangement to lease track from the WA government. WestNet Rail leases and operates approximately 5,100 km of standard, narrow and dual gauge rail infrastructure in South West WA which serves as a crucial transport link in the region. The following table sets forth the significant characteristics of WestNet Rail:

Ownership:	The Partnership’s effective post-closing ownership will be 39.9%.

Strategic Position:	WestNet Rail is the only rail network in the southwest region of WA providing access to markets for minerals and grain through to the region’s six government owned ports.

Regulatory Environment:

The Economic Regulatory Authority has established an access regime which governs track segment revenue ceilings, train management, train paths and confidentiality. However, all of WestNet Rail’s customers have negotiated their below-rail access agreements outside of the access regime.

Customer Base:

WestNet Rail has access agreements with strong blue-chip customers, including a long-term agreement with Queensland Rail. WestNet Rail’s top nine customers contribute 90% of its revenue with contract expiration dates ranging from 2009 to 2016. The majority of customers are leading commodity companies whose WA mining operations are among the lowest cost in the world.

Cash Flow Profile:

WestNet Rail’s revenue is derived from access charges paid by rail operators or directly by underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall cost of the commodities transported, the critical nature of the minerals and grain industries to the WA economy and long-term contracts with customers to ensure adequate access to the rail network including some take-or-pay arrangements.

Growth Opportunities:

The WestNet Rail system is well positioned to benefit from general increased economic activity in WA. It will also benefit from a number of mine expansions and new projects under development, which will require access to the system in order to transport these commodities to export markets.

BBI Port Acquisitions (UK) Limited (“PD Ports”), UK

PD Ports is the third largest port operator in the UK by volume, mainly operating as the statutory harbour authority (“SHA”) out of the Port of Tees and Hartlepool in the north of the UK. PD Ports also operates a number of other ports and logistics businesses elsewhere in the UK. PD Ports’ asset base also includes an extensive property base. The following table sets forth the significant characteristics of PD Ports:

Ownership:	The Partnership’s effective post-closing ownership will be 60.0%.

Strategic Position:	Teesport is a large deep-water port strategically located in a well developed industrial area. PD Ports’ landlord or SHA status and good rail and road access provide barriers to entry.

Regulatory Environment:	PD Ports’ operations are unregulated with SHA status for the Tees River, which gives the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the Tees River.

Customer Base:

PD Ports has a number of long term contracts with strong, established counterparties, including large multinational corporations. The majority of its revenues are derived from customers with significant investment at or within close proximity to Teesport.

Cash Flow Profile:

Over 50% of PD Ports’ income is earned from conservancy tariffs related to the movement of cargo by established customers using the Tees River. Teesport’s freehold land base of 1,558 acres is strategically located in the vicinity of its port locations and provides additional stability to cash flow through income from long-term property leases.

Growth Opportunities:

PD Ports is well positioned for container business growth given significant recent and planned investment by large UK retailers to establish regional distribution centers at Teesport and the significant amount of strategic land available to develop revenues from new tenants.

Euroports Holdings s.à.r.l. (“Euroports”), Europe and China

Euroports owns a portfolio of seven port concession businesses in key strategic locations throughout Europe and in China. Euroports is a diversified port operator, handling heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Euroports is one of the largest port operators in Europe and handles over 70 mtpa of cargo. The following table sets forth the significant characteristics of Euroports:

Ownership:	The Partnership’s effective post-closing ownership of will be 23.9%.

Strategic Position:

Port operations are positioned in 16 locations across continental Europe and consist of 485 hectares of long term port concessions and over 31 km of quay length. Euroports has extensive infrastructure in place including cranes, berths, warehouses, inloading and outloading equipment and provides extensive logistics services to its customers, creating barriers to entry.

Regulatory Environment:	Euroports operates in an unregulated economic environment.

Customer Base:

Euroports mainly serves industrial customers in the immediate vicinity of the ports under varied contract terms. Key customers have been long-term customers of the respective port businesses continuously for between 10 and 30 years.

Cash Flow Profile:

Income is earned from diversified operations with over 50 different types of products handled at 18 terminals located throughout seven countries in Europe. Several of these locations face limited competition for key products handled, which provides additional stability to cash flow.

Growth Opportunities:

Growth opportunities exist in the form of volume growth from increasing demand for bulk and general commodities as well as cross-selling opportunities to develop additional commercial activities with existing customers.

Description of Our Timber Assets

Longview Timber Holdings, Corp. (“Longview”), U.S.

Longview owns approximately 655,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 25.8 million m3, primarily comprised of high value douglas-fir and hemlock with a long-run sustainable yield of 2.6 million m3 . The following table sets forth the significant characteristics of Longview:

Ownership:	The Partnership’s effective ownership is 30.0%.

Strategic Position:

Timber is a vital component of the global economy. Longview’s timberlands are primarily comprised of softwood such as douglas-fir and hemlock that are generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Due to its product mix as well as coastal access, its timberlands have significant flexibility to optimize the products that it harvests against market opportunities to enhance profitability.

Regulatory Environment:	Longview operates in an unregulated economic environment.

Customer Base:	Longview has a broad customer base.

Cash Flow Profile:

Timber can either be harvested and sold in attractive price environments or “warehoused” for later harvest if and when prices recover. This ability to preserve the value of the timber allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.

Growth Opportunities:

We believe operating results will meaningfully improve following recovery in new home construction in the U.S. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increased earnings due to improved pricing and increased harvest levels. As a result of a substantial surplus of merchantable inventory, we expect to increase harvest levels by 25% (relative to 2008 levels) and sustain this level for a 10-year period before returning to the long-run sustainable yield level.

Island Timberlands Limited Partnership (“Island Timberlands”), Canada

Island Timberlands owns approximately 634,000 acres of freehold timberlands, located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million m3, that is primarily comprised of high value douglas-fir, hemlock and cedar and with a long-run sustainable yield of 1.8 million m3, Island Timberlands also owns approximately 33,000 acres of “higher and better use” (“HBU”) lands, which are properties that we believe will have greater value if used for a purpose other than as timberlands, such as real estate development or conservation. The following table sets forth the significant characteristics of Island Timberlands:

Ownership:	The Partnership’s effective ownership is 37.5%.

Strategic Position:

Timber is a vital component of the global economy. Island Timberlands’ trees are primarily comprised of high-value softwood species such as douglas-fir and hemlock that are generally preferred over hardwood for appearance grade products and construction lumber and plywood because of their strength and flexibility. Due to its product mix as well as coastal access, its timberlands have significant flexibility to optimize the products that it harvests against market opportunities to enhance profitability.

Regulatory Environment:	Island Timberlands operates in an unregulated economic environment.

Customer Base:	Island Timberlands has a broad base of domestic and international customers.

Cash Flow Profile:

Timber’s unique operating framework provides it with the flexibility to match its harvest levels to market conditions at that time. Thus, during periods of high prices, harvest levels are increased and, conversely, during weak pricing environments, timber harvests are curtailed. This ability to preserve the value of the timber allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.

Growth Opportunities:

We believe operating results will meaningfully improve following a recovery in new home construction in the U.S. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increased earnings due to improved pricing and increased harvest levels. As a result of a substantial surplus of merchantable inventory, we expect to increase harvest levels by 25% (relative to 2008 levels) and sustain this level for a 10-year period before returning to the long-run sustainable yield level.

Description of Our Social Infrastructure Assets

We have an interest in three social infrastructure assets which are Public Private Partnerships (“PPP”). Our PPP concessions are long-term concessions with terms of greater than 25 years. We believe that, based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector. We have an established platform to participate in the PPP industry. The following sets forth the significant characteristics of these investments:

•	Peterborough Hospital, UK (30.0%): a 612-bed acute hospital, a separate 102-bed mental health unit and an integrated care center in the UK.

•	Long Bay Forensic and Prison Hospitals, Australia (50.0%): a 135-bed forensic hospital, 85-bed prison hospital and administration building in Sydney, Australia.

•	Royal Melbourne Showgrounds, Australia (50.0%): a 19-hectare site comprising 600,000 m2 of exhibition space in Melbourne, Australia.

Our PPP investments are all related to the provision of key social infrastructure projects for central and state government entities. The government’s payment obligations in respect of these projects are on an availability basis and responsibility for the delivery of construction and operational services has been passed down to experienced and substantial counterparties who have provided parent company guarantees and, for construction delivery, performance bonds. At Royal Melbourne Showgrounds and Long Bay Forensic and Prison Hospitals the construction is complete and the projects are fully operational. At Peterborough Hospital the two minor facilities have been completed and handed over on schedule and the main acute hospital is also expected to finish on schedule in December 2010.

Investment Highlights

Transformed Financial Profile and Scale

For the twelve months ended June 30, 2009, our ANOI increases by $131 million, an increase of approximate 320%, after giving effect to the Transaction. Furthermore, the Transaction will transform our business so that we will have scale in each of our targeted sectors within the infrastructure industry.

(millions, unaudited)	Twelve Months Ended June 30, 2009
	Historical	Pro Forma
ANOI	$41(1)	$172

(1)	Excludes gain of $68 million, net of tax, from sale of TBE.

The added scale and cash flow will provide us with the flexibility to execute our business strategy and take advantage of growth opportunities and accretive acquisitions.

Diversified, High Quality Cash Flows

Post closing, we will own a diversified group of businesses that we believe will generate stable cash flow that is sustainable over the long term. Approximately 73% of our net operating income will be derived from businesses that either have long term contracts or are regulated. Our operations will also be well balanced by sector. In addition, we will have a global business with sizeable operations in North America, South America, Europe and Australia.

(1)	Pro forma net operating income for the twelve months ended June 30, 2009 by revenue drivers.

(2)	Pro forma net operating income for the twelve months ended June 30, 2009 by operating segment.

(3)	Pro forma net operating income for the twelve months ended June 30, 2009 by geography.

Furthermore, due to the well-maintained condition of our asset base and the regulatory frameworks of most of our utilities, we should not be required to re-invest a material amount of our cash flow to preserve our revenue streams, enabling us to generate strong free cash flow.

Significant Barriers to Entry

Each of our businesses has high barriers to entry which protect our competitive positions and provide stability to our cash flow.

Primary Barriers to Entry for our Businesses
Utilities
Transelec	Regulated monopoly
NGPL	Strategic location/regulated services
Powerco	Regulated monopoly
IEG	Long-term contracts/sole provider of service in market
Ontario Transmission	Regulated monopoly
TGN	Sole provider of service in market

Transportation
DBCT	Regulated monopoly
WestNet Rail	Long-term contracts/regulation
PD Ports	Status as port authority/long-term contracts
Euroports	Strategic location

Timber
Longview	Strategic location with access to export markets
Island Timberlands	Strategic location with access to export markets

Social Infrastructure	Long-term concessions

Strong ANOI Growth with Minimal Capital Investment

Operating Leverage: Our timber and ports businesses have been negatively impacted by the current economic environment. As these businesses have considerable operating leverage, we expect their ANOI to increase materially with minimal capital investment as market conditions recover. Over the past several years in our timber businesses, we have been warehousing inventory on the stump in order to preserve the value of our resource. As log prices recover, we plan to increase harvest levels by 25% (relative to 2008 harvest levels) for a period of 10 years prior to returning to the long run sustainable yield level, significantly increasing the ANOI produced by this business.

Inflationary Indexation: For a number of our businesses, we believe we are able to capture inflationary price increases. Regulated utilities and sole service providers such as Transelec, Powerco, IEG, WestNet Rail and TGN have indexation mechanisms or the ability to increase prices on a periodic basis to capture some or all of inflationary price gains. In other cases, we believe businesses such as NGPL, PD Ports and Euroports will be able to increase prices in line with inflation due to the strength of their competitive positions.

Attractive Internally Financed Asset Growth Prospects

Due to the competitive positions of our networks, we believe that we can invest capital at attractive returns to fund customer initiated growth projects. Businesses such as Transelec, IEG, WestNet Rail and PD Ports have attractive opportunities to upgrade or expand their networks to accommodate customer growth due to their regulatory frameworks, scale or location advantages. In our DBCT and Ontario Transmission businesses, we may have an opportunity to substantially increase the size of our operations through large-scale development projects, if customer demand warrants.

Following the closing of the Transaction, we expect our distribution payout ratio will be within our targeted range of 60% to 70% of ANOI. As a result, we believe that we will have the ability to self-finance our backlog of growth projects, except for large scale development projects, without raising additional equity. Furthermore, we will have additional liquidity from cash on hand and our $200 million senior secured credit facility, which we anticipate will be undrawn upon closing of the Transaction.

Strategic Relationship with Brookfield

Brookfield is a global asset management company focused on property, power and infrastructure assets with approximately $80 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield is one of the leading infrastructure asset managers. Brookfield has significant experience originating transactions globally, such as the recapitalization of BBI, that create unique and proprietary investment opportunities.

We believe that our relationship with Brookfield provides us with competitive advantages in comparison to other infrastructure companies and pure-play financial investors that include the following:

•

Ability to participate in Brookfield-sponsored consortiums and partnerships. Our acquisition strategy focuses on large scale transactions. We believe that there is less competition for these types of transactions. Brookfield has a strong track record of leading such consortiums and partnerships. Brookfield has agreed that it will not sponsor investments in the infrastructure sector that suit the Partnership’s target profile unless we are given an opportunity to participate.

•

Ability to participate in Brookfield originated transactions. Brookfield has significant experience originating, structuring and executing transactions globally. By participating in these transactions, we have been able to acquire high quality infrastructure assets with attractive returns.

•

Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and infrastructure industries, Brookfield has in-depth experience acquiring and financing assets.

•

Incentives directly aligned with Brookfield. Brookfield holds a 41% interest in Brookfield Infrastructure, including its general partnership interest. Brookfield is also entitled to receive incentive distributions from Brookfield Infrastructure to the extent that it grows distributions over certain thresholds. As a result, Brookfield has an incentive to enhance the value of our current operations and to pursue acquisitions that are accretive to Unitholder value.

•

Ability to leverage Brookfield’s access to capital. Brookfield’s sponsorship provides us with enhanced access to capital markets. Brookfield has close relationships with many of the largest financial institutions and has demonstrated an ability to obtain financing on attractive terms. In addition, to the extent that Brookfield seeks to maintain its effective ownership position in us, we benefit from Brookfield’s direct investment.

Pure Play Infrastructure Opportunity

We are a “pure play” public infrastructure company and are well positioned to pursue our acquisition and growth strategy. Private sector participation in the infrastructure industry is anticipated to undergo significant growth in the coming years. We believe we have an opportunity to be a long-term leader in this industry.

Brookfield Investment

Brookfield Infrastructure and Brookfield have entered into the Implementation Agreement governing the terms of the Transaction. Pursuant to the Allocation Agreement, we have agreed with Brookfield and others that we will indirectly make the Investment and indirectly acquire 60% of the Direct Assets. Brookfield Infrastructure proposes to issue such number of RPUs to Brookfield as will be sufficient to permit Brookfield to maintain its effective 41% interest in the Partnership, but not increase its percentage interest in Brookfield Infrastructure. The RPUs are exchangeable for LP Units of the Partnership on a one-for-one basis. Brookfield, or parties on behalf of Brookfield, will fund approximately $200 million for the remaining 40% of the Direct Assets.

The Brookfield Investment is a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As such, the Brookfield Investment is subject to approval by a majority of votes cast by Unitholders, other than Brookfield, its affiliates and directors, senior officers and other insiders of Brookfield and such affiliates (the “Minority Unitholders”). An independent committee of the Board of the Managing General Partner, comprised of directors each of whom is independent of Brookfield, has unanimously recommended the Brookfield Investment to the Board and the Board has unanimously determined that the Brookfield Investment is in the best interests of the Partnership and Unitholders and the Board has approved the Partnership entering into the Allocation Agreement relating to the Brookfield Investment.

The Partnership intends to seek approval of the Brookfield Investment from Minority Unitholders at the Meeting. If the Unitholder Resolution is not approved by the Minority Unitholders, the amount of RPUs to be issued to Brookfield will be reduced by approximately $210 million so that no more than $157 million of RPUs (or RPUs representing 25% of the Partnership’s market capitalization as at September 30, 2009) will be issued to Brookfield. In that event, Brookfield’s effective interest in the Partnership will be reduced to approximately 30%. In addition, if Brookfield’s investment in Brookfield Infrastructure is reduced, our participation in the Transaction will be reduced by the same amount. As a result, our post-closing ownership of Prime will decrease from 40% to 27%. Our interest in the Direct Assets will not change. The closing of the Transaction is not dependent on the outcome of the Meeting and is expected to occur on or about November 20, 2009, subject to regulatory and other third party approvals. If the Brookfield Investment is approved by Minority Unitholders, then the issuance of the RPUs to Brookfield will allow Brookfield to maintain its effective 41% interest in the Partnership.

Transaction Agreements

Implementation Agreement

On October 8, 2009, Brookfield Infrastructure, in which we have a 59% limited partnership interest, and Brookfield, among others, entered into an implementation agreement (the “Implementation Agreement”). The Implementation Agreement governs BBI, Brookfield Infrastructure and Brookfield’s relationship in connection with the implementation of the Transaction. The following represents a summary only and reference should be made to the full text of the Implementation Agreement which can be found at www.sedar.com.

Brookfield Infrastructure and Brookfield have agreed in the Implementation Agreement to subscribe for not less than 35% of the fully diluted securities of Prime by way of private placement for aggregate consideration of A$625 million (the “Prime Private Placement”). The Prime Private Placement will be effected under the Subscription Agreement.

Brookfield Infrastructure and Brookfield have also agreed to sub-underwrite the SPP up to a maximum of A$87.5 million, and will be given priority over amounts called upon pursuant to this sub-underwriting (that is, sub-underwrite the first A$87.5 million of any shortfall under the SPP). This may increase our and Brookfield’s combined interest to a maximum of 39.9% and A$712.5 million depending on the level of the SPP take-up.

Brookfield Infrastructure and Brookfield have also agreed in the Implementation Agreement to (i) subscribe for convertible notes for approximately A$295 million and to enter into a number of other agreements with Prime which confer a 49.9% economic interest in DBCT and (ii) acquire all of BBI’s interest in PD Ports and repay £100 million of PD Ports’ debt at closing. The Prime Private Placement and the Direct Asset transactions are inter-conditional. For a more detailed description of DBCT, see “– Description of Our Assets – Description of Our Transportation Infrastructure Assets – Dalrymple Bay Coal Terminal (“DBCT”), Australia”.

In connection with the Transaction, Brookfield and Prime will enter into a voting agreement with respect to DBCT which provides, among other things, that Brookfield and Prime will each be entitled to appoint two of the four directors of DBCT subject to adjustment in the event that their percentage ownership decreases, rights of first refusal, the right to require the sale of DBCT on the fifth anniversary of the date of the agreement and each year thereafter, call options upon the occurrence of an event of default and non-solicitation provisions.

Subject to completion of the Transaction, BBI has agreed to grant Brookfield the right to enter into a management agreement under which Brookfield will provide asset management services to Prime’s Australian Energy Transmission & Distribution (“AET&D”) and Cross Sound Cable (“CSC”) assets for a fee and be given an option to acquire the equity interests in AET&D and CSC held by Prime over a period of up to three years for nominal proceeds. Prime will classify AET&D and CSC as held for sale and will not provide any further financial support to them.

Conditions precedent

The Implementation Agreement provides that the obligations of the parties to complete the Prime Private Placement and the other aspects of the Transaction are conditional upon, and the parties must use their reasonable endeavours to satisfy, the conditions specified therein. These conditions precedent include:

•	receipt by BBI of the requisite approval of the Transaction by holders of the Exchangeable Preference Shares (“EPS”) at a meeting of EPS holders duly convened for such purpose;

•	receipt of all agreed lender approvals in respect of the Corporate Debt Documents, an extension of the WestNet Rail financing arrangements, and all other required third party consents;

•	receipt of all required consents from DBCT Holdings Pty Ltd (the government-owned lessor of the land on which DBCT is located) in writing respecting the Transaction;

•	satisfaction or waiver of certain conditions respecting the sale of PD Ports;

•	receipt of required regulatory approvals on terms acceptable to us and Brookfield;

•	the absence of any regulatory authority taking any action to restrain or prohibit the Transaction;

•	the conversion of all EPS to stapled units of Prime;

•	the amount outstanding in respect of the New Zealand Bonds remaining unchanged;

•	the BBI underwriting agreement not having been terminated and the BBI Prospectus filed with the Australian Securities and Investments Commission not having being withdrawn;

•	the absence of any Material Adverse Change in the assets, liabilities, financial position or performance, profits or losses or cash flow of Prime;

•	the absence of any Prescribed Event;

•

the absence of any change, qualification or amendment by the Independent Expert of its report concluding that the Transaction is fair and reasonable for Prime securityholders and EPS holders, respectively;

•

certain representations and warranties provided by the parties not having become untrue, incorrect or misleading in a respect that has, or would reasonably be expected to have (alone or in aggregation), a material adverse effect;

•	the undertaking by Brookfield of analyses in respect of BBI relating to “passive foreign investment company” considerations, certain stamp duty matters, and certain rules respecting the US Investment

Company Act of 1940, and Brookfield being satisfied (acting reasonably) that the results of such analyses are not adverse to Brookfield;

•

it being established in terms satisfactory to Brookfield’s Infrastructure and Brookfield (in their absolute discretion) that: (a) it is not the intention of the European Commission to initiate proceedings under Article 6 (1)(c) of Council Regulation 139/2004; and (b) to the extent that the competent authorities of one or more European Union Member States exercises jurisdiction over any aspect of the Transaction, it is established in terms satisfactory to us and Brookfield that the Transaction has received substantive approval in the Member State(s) concerned; and

•

completion of a due diligence investigation in respect of the status of the continued existence of any native title (if any) in relation to the properties (or any land or waters used in conjunction with the Implementation Agreement properties) occupied by the DBCT Entities, and such investigation not revealing any facts, matters or circumstances which the Partnership and Brookfield reasonably believe give rise to a real risk of a material adverse effect on the financial results, operation, use or occupation of such property by the DBCT Entities.

Exclusivity

BBI and its affiliates have agreed not to solicit, invite, initiate, facilitate or encourage any negotiations or discussions that may result in a person (other than us and Brookfield) acquiring control of BBI, otherwise merging with BBI or becoming the holder of 20% or more of BBI’s securities; all or a substantial part of the business conducted by the BBI Group; or a substantial interest in any material debt of the Prime Group; or any asset(s) of the BBI Group that have an enterprise value exceeding $10 million (including PD Ports or DBCT) (“Competing Transactions”).

BBI has also agreed not to negotiate, enter into, or participate in any negotiations or discussions with any other person regarding a Competing Transaction. This restriction is subject to a customary fiduciary duty exception relating to superior proposals. A Competing Transaction is only a superior proposal if, following completion, a person or persons (other than Brookfield Infrastructure and Brookfield) would: acquire an interest or a relevant interest in 35% or more of the outstanding BBI securities or a substantial part of the business conducted by the BBI Group; acquire control of BBI or the majority of its subsidiaries; or otherwise acquire or merge with BBI, and the BBI board of directors determines that it is reasonably capable of being completed and more favourable to securityholders than the Transaction (and no less favourable to the EPS holders and holders of subordinated prime adjusted reset convertible securities issued by BBI Networks (New Zealand) Limited) (“Superior Proposal”).

Recommendation

During the exclusivity period, BBI has agreed that its directors must not modify their recommendation for the Transaction unless (i) there is a Superior Proposal; (ii) the Independent Expert does not conclude that the Transaction is fair and reasonable to BBI securityholders and EPS holders or; (iii) its directors determine, in good faith and acting reasonably after consulting with their advisers, that failing to modify their recommendation would constitute a breach of their statutory or fiduciary duties.

Rights to terminate

The Implementation Agreement may be terminated by any party in a number of circumstances, including:

•

the failure of any conditions precedent, including if the Transaction has not been completed by February 28, 2010, provided that there is a short period of consultation between the parties prior to the parties being able to terminate the agreement;

•	if BBI receives a Superior Proposal;

•	subject to applicable cure periods, if the other party breaches the Implementation Agreement (including a breach of warranty);

•	if BBI securityholders or EPS holders do not approve the applicable Transaction resolutions;

•	if there is an insolvency event in respect of the other party; or

•	if a court or regulatory authority has issued a final and non-appealable order or taken other action to permanently restrain or prohibit the Transaction.

Additionally, BBI may terminate the Implementation Agreement if the Independent Expert does not conclude that the Transaction is fair and reasonable to BBI securityholders and EPS holders. Brookfield Infrastructure and Brookfield may terminate the Implementation Agreement if BBI’s directors modify their recommendation in respect of the Transaction or otherwise make a public statement indicating that they no longer support the Transaction or if immediately following completion of the Transaction a person (other than us and Brookfield) will hold more than 20% of the fully diluted BBI securities.

Arrangements if Transaction does not proceed

If the Implementation Agreement is terminated by any party for any reason (other than solely as a result of a breach by us and Brookfield):

•	BBI will pay Brookfield Infrastructure and Brookfield a termination fee of A$7.5 million;

•	Brookfield Infrastructure and Brookfield will have a right of first refusal in respect of DBCT (as described below); and

•	Brookfield Infrastructure and Brookfield will have a call option in respect of PD Ports (as described below).

If the Implementation Agreement is terminated as a result of: a Superior Proposal being recommended or pursued by the directors of BBI; the Independent Expert having changed its recommendation that the Transaction is fair and reasonable to the Prime securityholders and EPS holders; or following a breach of the agreement by Prime (subject to applicable cure periods), Prime will pay to Brookfield Infrastructure an additional termination fee of A$10.5 million.

Payment of the above amounts will be BBI’s sole liability in the case that the Implementation Agreement is terminated.

In the event that the Transaction is not completed, other than solely as a result of a breach by us and Brookfield, we and Brookfield will have a right of first refusal in respect of DBCT. At any time during the twelve months following the termination of the Implementation Agreement by either party, if BBI receives a bona fide offer from a third party to acquire all or any portion of BBI’s interests in DBCT or the sale of DBCT’s assets, Brookfield Infrastructure and Brookfield will, for 60 days, have the opportunity to make an offer to effect a transaction on the same terms. If Brookfield Infrastructure and Brookfield do not effect such a transaction, BBI may, within 120 days, enter into the transaction with the third party on the same terms as presented to us and we and Brookfield will have a call option in respect of PD Ports. At any time during the twelve months following the termination of the Implementation Agreement by either party, Brookfield Infrastructure and Brookfield will have the right to acquire PD Ports for £3 (including the assumption of £315 million in debt) plus payment of success fees otherwise payable by Prime as a result of the sale of PD Ports.

Transfers of the above interests following exercise of the call option or right of first refusal will be subject to various conditions, including obtaining necessary lender and other third party approvals and consents.

General provisions

Each party must take all reasonable steps to implement the Transaction as soon as is reasonably practicable and in accordance with the agreed timetable. BBI has given customary undertakings to conduct its business in the ordinary and proper course, and not undertake particular prescribed transactions, until the earlier of completion or termination of the Implementation Agreement. BBI has also given customary representations and warranties in favour of us and Brookfield, including in relation to the accuracy and completeness of information contained in the BBI Prospectus and information provided by BBI to Brookfield Infrastructure and Brookfield.

Each of BBI and Brookfield Infrastructure and Brookfield indemnifies the other in respect of certain losses suffered in connection with the breach of any representation or warranty. The Implementation Agreement specifies that the maximum aggregate liability of each of BBI and of Brookfield Infrastructure and Brookfield to the other for any claim under or in connection with the agreement (including in respect of the representations and warranties, the indemnity for breach of warranty and for breach of contract) is A$18 million if the Transaction does not proceed. If the Transaction is completed, BBI has agreed to reimburse Brookfield for its out-of-pocket costs and expenses incurred in pursuing the Transaction, up to a maximum of A$18.5 million (including an amount of A$11 million in relation to the costs of Brookfield’s advisers arising from pursuing the Transaction).

Allocation Agreement

On October 8, 2009, the Partnership entered into an allocation agreement (as subsequently amended, the “Allocation Agreement”) with Brookfield, Brookfield Infrastructure and BIP Bermuda Holdings I Limited (“Bermuda Holdco”) that governs the terms on which we are to finance the Transaction, which agreement was subsequently amended on October 20, 2009. The following represents a summary only and reference should be made to the full text of the Allocation Agreement, which can be found at www.sedar.com.

The Allocation Agreement provides that the Partnership shall use its reasonable commercial efforts to conduct Financings, on terms reasonably acceptable to the Partnership, in order to raise sufficient funds, together with the issuance by Brookfield Infrastructure of the Brookfield Investment, to fund the Investment and the acquisition of up to 60% of the Direct Assets (collectively, the “BILP Offered Assets”). The Partnership shall then invest the gross proceeds of the Financings in Class A Units of Brookfield Infrastructure. Brookfield Infrastructure shall in turn invest the proceeds from the issuance of the RPUs and Class A Units in an issuance of common shares of Bermuda Holdco. Bermuda Holdco shall use the proceeds received from such issuance of its common shares to acquire: first, up to 60% of the Direct Assets and second, to the extent that Bermuda Holdco has such proceeds remaining following the acquisition of Direct Assets, the Investment. The Allocation Agreement provides that if the Unitholder Resolution is approved, Brookfield shall purchase from Brookfield Infrastructure such number of RPUs as will maintain its effective 41% interest in the Partnership.

In the event that the approval of the Minority Unitholders is not obtained prior to December 31, 2009, the Allocation Agreement provides that the number of RPUs to be issued by Brookfield Infrastructure to Brookfield pursuant to the Allocation Agreement will be limited such that the aggregate value of RPUs issued will not exceed $157 million, being 25% of the Partnership’s market capitalization (as at September 30, 2009) for purposes of MI 61-101, and that the resulting decrease in the Investment will be acquired by or on behalf of Brookfield. In the event that the Meeting has not been held prior to the closing of the Transaction, then the Allocation Agreement provides that Brookfield shall acquire the BILP Offered Assets that would otherwise be acquired by Bermuda Holdco. If the Meeting is subsequently held and the approval of the Minority Unitholders is obtained prior to December 31, 2009, Brookfield is required, under the Allocation Agreement, to purchase additional RPUs as will maintain its effective 41% interest in the Partnership and Brookfield Infrastructure shall in turn invest the proceeds from such additional issuance of the RPUs in an additional issuance of common shares of Bermuda Holdco. Bermuda Holdco shall then use the proceeds received from such additional issuance of its common shares to purchase the Reserved Assets at the price they were originally offered to Bermuda Holdco, plus any carrying costs incurred by Brookfield net of any revenue derived by Brookfield from the Reserved Assets prior to the transfer to Bermuda Holdco. If the approval of the Minority Unitholders is not obtained on or prior to December 31, 2009, Brookfield will have no obligation to transfer the Reserved Assets to Bermuda Holdco.

In the event that the proceeds of the Financings and the Brookfield Investment are insufficient to fund the purchase of the BILP Offered Assets, Brookfield shall be solely responsible for the obligation of the parties under the Implementation Agreement to purchase that portion of the BILP Offered Assets that was not funded by the Offering and Brookfield Investment. In such case, the BILP Assets shall be allocated such that, first, up to 60% of the Direct Assets will be allocated to Bermuda Holdco and second, to the extent that Bermuda Holdco has funds remaining from the Financings and the Brookfield Investment, the Investment will be allocated to Bermuda Holdco. The portion of the BILP Offered Assets not acquired by Bermuda Holdco shall be allocated to Brookfield. Each of the BILP Offered Assets will be allocated between Brookfield and Bermuda Holdco in proportion to their respective contributions to the purchase price for the BILP Offered Assets as described above. Brookfield has agreed to indemnify and hold harmless each of Bermuda Holdco, the Partnership and Brookfield Infrastructure and each of their respective officers, directors, partners and agents, and the officers, directors and agents of such partners, against any liability arising from the failure of Bermuda Holdco, the Partnership or Brookfield Infrastructure to complete the purchase of the BILP Offered Assets from Prime provided that the Partnership is otherwise in compliance with its obligations under the Allocation Agreement. Brookfield has also agreed to indemnify Bermuda Holdco, the Partnership or Brookfield Infrastructure against liability from the failure of Brookfield or third party purchasers designated by Brookfield to fund the purchase price in respect of the portion of the Direct Assets not being offered to Bermuda Holdco.

The Allocation Agreement provides that Brookfield is responsible for the full amount of all transaction costs incurred in connection with the completion of the Transaction, excluding costs incurred by the Partnership relating to the financing. However the Allocation Agreement provides that Bermuda Holdco and Brookfield will share the costs of any currency hedging arrangements entered into with respect to the consideration payable to Prime in the Transaction in proportion to their respective contributions to such consideration. Any losses or profits arising from such hedging transactions are to be similarly allocated.

Under the Allocation Agreement, we shall be entitled to recovery out of damages and fees from BBI which are payable pursuant to the Implementation Agreement to the extent that we incur any actual out-of-pocket costs, including any legal fees and other costs relating to the Financings. In the event that BBI is required to make a payment following a termination of the Implementation Agreement and such payment is not sufficient to compensate Brookfield and us for the full amount of the aggregate out-of-pocket costs relating to the Implementation Agreement, then we and Brookfield shall share the amount payable by BBI in proportion to their respective actual out-of-pocket costs.

The Allocation Agreement contemplates that approximately 40% of the Direct Assets will be allocated to third party investors. While third party investors may not acquire exactly 40% of the Direct Assets, for purposes of this document, we have assumed that we will acquire 60% of the Direct Assets. We intend to acquire the Direct Assets through (or alongside) one or more Brookfield-sponsored private funds. The Allocation Agreement provides that the ownership by Bermuda Holdco, such third party investors and, if applicable, Brookfield, will be on terms substantially similar to the terms of another fund managed by Brookfield on behalf of third party investors. In particular, the Allocation Agreement provided that: (i) Bermuda Holdco shall benefit from the same terms as the other investors and the Direct Assets; (ii) Bermuda Holdco’s share of any management fees and carried interest payable to Brookfield or its affiliates shall be subject to the netting mechanisms set out in the Master Services Agreement and the partnership agreement of Brookfield Infrastructure; and (iii) fees for any advisory, development oversight, property management or other services provided by Brookfield or its affiliates shall be borne equally by Bermuda Holdco and the other investors in the Direct Assets in proportion to their relative interests.

The Allocation Agreement provides that, in the event that Brookfield acquires any portion of the Investment and Brookfield sells all or any part of its interest to a person that is not an affiliate of Brookfield with which Brookfield is dealing at arm’s length (a “Third Party Purchaser”) then Bermuda Holdco shall have the right to sell its interest in the Investment on the same terms and conditions as Brookfield. However, for a period of six months following the closing of the Transaction, Brookfield shall be permitted to syndicate any interest that it directly acquires in the Investment free from the application of this right.

The Allocation Agreement also provides that, in the event Brookfield acquires any portion of the Investment, if at any time the party holding more than 50% of the Investment shall receive from a Third Party Purchaser a bona fide and binding written offer to purchase all of the Investment held by Brookfield and Bermuda Holdco, then such party holding more than 50% of the Investment will have the right to require the other party to accept such offer and sell all of its interest in the Investment to the Third Party Purchaser.

BBI Relationship Agreement

Prime, Brookfield and Brookfield Infrastructure will enter into a relationship agreement in connection with the Transaction, as specified in the Implementation Agreement, which will provide Brookfield with certain rights in relation to the ongoing governance of Prime (the “BBI Relationship Agreement”). The BBI Relationship Agreement will provide, among other things, that the Prime board of directors (the “Prime Board”) will be made up of eight directors and the Babcock & Brown Investor Services Limited (“BBIS”) board of directors (the “BBIS Board”), as the responsible entity for Prime, will be made of up seven directors (the BBIS Board and the Prime Board, collectively described as the “BBI Boards”). It is intended that at least half of each of the BBI Boards be comprised of independent non-executive directors. Directors nominated by Brookfield will be considered independent if each of the BBI Boards determine that the director satisfies the criteria of independence in the ASX Corporate Governance Principles.

The BBI Relationship Agreement provides the following rights:

•

for so long as Brookfield has, directly or indirectly, a legal or beneficial interest in Prime securities on issue of (i) 10% or more, but less than 20%, Brookfield will be entitled to nominate one director to each of the BBI Boards; (ii) 20% or more, but less than 35%, Brookfield will be entitled to nominate two directors to each of the BBI Boards; or (iii) 35% or more, Brookfield will be entitled to nominate three directors to each of the BBI Boards;

•	Brookfield shall have certain rights in respect of appointments to committees of each of the BBI Boards;

•

a conflicts committee is to be established in respect of each of the BBI Boards (comprising three independent non-executive directors, including one independent director who has been nominated by Brookfield, if any) to consider any matters that may give rise to a conflict of interest between the interests of Brookfield and the interests of Prime and BBIS;

•	in the event of any change in the chief executive officer or chief financial officer of Prime, Brookfield will have an opportunity to provide its views on the replacement appointment process; and

•

the BBI Relationship Agreement will terminate if Brookfield’s relevant interest in Prime falls below 10% or increases to 50% or more. Brookfield also has the ability to terminate the arrangements at any time.

SUPPLEMENTAL INFORMATION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This supplemental information and analysis of financial condition and results of operations (“Supplemental Information”) should be read in conjunction with the remainder of the information contained in this document and the Annual Report.

Discussion of Historical Results for Brookfield Infrastructure

Business Overview

The Partnership was established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flow, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia.

Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our Unitholders. We will seek to leverage Brookfield’s best-in-class operating platforms to invest in targeted assets and actively manage them to extract additional value following acquisition close. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions and actively managing underlying assets to improve performance.

Basis of Presentation

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield owns the remaining 41% of Brookfield Infrastructure, which through a Redemption-Exchange Mechanism can be converted into an equivalent interest in the Partnership.

As of December 31, 2008, Brookfield Infrastructure’s ownership interests in its underlying operations were as follows: 17.8% of Transelec, or our “Chilean Transmission Operations”; 100% of Ontario transmission assets, or our “Ontario Transmission Operations”, 37.5% of Island Timberlands, or our “Canadian Timber Operations”; 30% of Longview, 23% held directly and 7% through our investment in the Brookfield Global Timber Fund, or our “U.S. Timber Operations”, 7-18% of TBE and a 30% interest in Peterborough Hospital, United Kingdom and a 50% interest in Long Bay Forensic and Prison Hospitals, Australia, both of which are PPPs.

On February 3, 2009, Brookfield Infrastructure completed the acquisition of an additional PPP project – the Royal Melbourne Showgrounds in Australia – for a purchase price of approximately $3.0 million. Together, we refer to our three PPP projects as our social infrastructure operations or our PPP assets.

On June 30, 2009, Brookfield Infrastructure completed the sale of its minority interests in TBE, with 95% of the proceeds received on that day, and the balance received on July 14, 2009.

The unaudited results that are presented in this Supplemental Information reflect the financial position and results of our current operations for the six-month period ended June 30, 2009 and year ended December 31, 2008.

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives. Accordingly, we also review our performance on a comparable basis. The

Reconciliation of Unaudited Pro Forma Financial Information section of the Annual Report contains additional information regarding this presentation.

The financial results of Brookfield Infrastructure for the year ended December 31, 2008 have been adjusted on a comparable basis to reflect the following transactions as if they occurred on January 1, 2006:

•	Brookfield Infrastructure’s increased investment in Transelec, which increased our ownership to approximately 17.8%;

•	the seeding of the assets into Brookfield Infrastructure on November 27, 2007; and

•

the spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the Master Services Agreement, and any related corporate general and administrative expenses as well as financing fees.

Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario Transmission Operations), equity accounting (Transelec, Island Timberlands, Longview, PPP assets) and cost accounting (TBE).

For each of its business segments, this Supplemental Information discusses Brookfield Infrastructure’s proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are utilities and timber. Each of these platforms has their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in this segmented financial information.

Performance Targets and Key Measures

To measure performance, we focus on net income as well as ANOI. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. For a reconciliation of ANOI to net income, see “– Reconciliation of Non-GAAP Financial Measures”. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See “– Reconciliation of Non-GAAP Financial Measures” for a discussion of ANOI, including a reconciliation to the most directly comparable GAAP measure.

Our objective is to earn a total return of 11% to 15% per annum from the infrastructure assets that we acquire, including our current operations. This return will be generated from our initial adjusted net operating income plus growth in adjusted net operating income and asset values. We endeavor to manage our operations to generate increasing adjusted net operating income per unit over a very long period of time. If we are successful in doing so, we will be able to increase distributions to unitholders. Furthermore, the increase in our adjusted net operating income should result in capital appreciation of our operations. Thus, our key performance measure is cash return on equity (ANOI/equity) which demonstrates how effectively we deploy the capital that has been entrusted to us by our unitholders. We also measure our growth of ANOI per LP Unit. However, we recognize that a certain amount of the capital appreciation of our operations may not be reflected in our financial results for many years, if ever, until a realization event, which typically takes the form of gains on a direct or indirect disposition of the assets.

Based on the foregoing, our intention is to provide Unitholders with an attractive total return on their investment, consisting of both cash distributions as well as increased unit value.

Overview of Performance

In this section we review our performance and our financial position for the three month and six month periods ended June 30, 2009, as well as for the year ended December 31, 2008. As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives to the year ended December 31, 2008. Accordingly, we will comment on our full year 2008 performance on a comparable basis described under “– Basis of Presentation”. For further details on our operations and financial position. See “– Operating Platforms”.

Results of Operations

Three and Six Month Periods Ended June 30, 2009 and 2008

The following table summarizes the financial results of Brookfield Infrastructure for the following periods:

	Three Months Ended June 30,		Six Months Ended June 30,
(millions except per unit information, unaudited)	2009	2008	2009	2008
Income Statement Key Metrics
Revenues	$6.9	$8.3	$14.1	$17.2
Earnings (losses) from equity accounted investments	(4.6)	3.6	(9.5)	2.5
Gain on sale of investment (after tax)	68.2	—	68.2	—
Selling, general and administrative expenses	(2.4)	(3.2)	(5.6)	(5.0)
Dividend income	3.2	0.1	3.5	5.7
Interest expense – corporate borrowings(1)	(2.4)	(0.3)	(4.7)	(0.6)
Interest expense – non recourse borrowings	(1.7)	(2.0)	(3.3)	(4.1)
Net income(2)	69.0	2.3	60.0	7.9
Per unit net income(2),(3)	1.82	0.06	1.57	0.20
Adjusted net operating income (ANOI)	76.0	16.4	84.8	35.3
Per unit ANOI(2),(3)	2.01	0.42	2.21	0.91

(1)	Includes interest on preference shares.
(2)	Includes a $68.2 million after-tax gain recognized on sale of TBE ($1.80 per unit).
(3)	Brookfield Infrastructure units are exchangeable into LP Units on a one-for-one basis. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

For the three-month period ended June 30, 2009, we recorded net income of $69.0 million compared to net income of $2.3 million in the comparable period in 2008. The increase in net income is primarily attributable to the following factors:

•	a $68.2 million after-tax gain recognized on the sale of TBE;

•

a release of a $4.6 million deferred tax liability relating to our investment in TBE that arose on the formation of Brookfield Infrastructure as a result of its cost being lower than Brookfield Infrastructure’s initial book value of the investment;

•	an increase in dividend income from TBE of $3.1 million as a result of the timing of distributions from TBE, which are not paid on a regular basis; and

•	a decrease in selling, general and administrative expenses by $0.8 million as a result of lower management fees.

These increases, were partially offset by the following:

•

an increase in losses from equity accounted investments of $8.2 million, reflecting a depressed price environment and a reduction in harvest levels in our timber operations, lower earnings from our Chilean Transmission Operations, as a result of non-cash items, partially offset by a contribution from our social infrastructure operations; and

•	an increase in interest expense of $1.8 million primarily due to borrowings under our corporate credit facility.

For the six-month period ended June 30, 2009, we recorded net income of $60.0 million compared to $7.9 million in the comparable period in 2008. This increase is attributable to the $68.2 million after-tax gain recognized on the sale of TBE, which was partially offset by reduced gross margin, increased losses from our equity accounted for investments, a decrease in dividends received from TBE and an increase in interest expense on corporate borrowings.

Year ended December 31, 2008 and 2007

The following table summarizes the financial results of Brookfield Infrastructure for the year on a comparable basis:

	Year Ended December 31,
(millions, except per unit information, unaudited)	2008(3)	2007(3)
Income Statement Key Metrics
Revenues	$32.9	$33.1
Earnings (loss) from equity accounted investments	25.9	(9.5)
Selling, general and administrative expenses	(19.5)	(19.2)
Dividend income	14.3	16.0
Interest expense-corporate borrowings(1)	(5.7)	(5.7)
Interest expense-non recourse borrowings	(7.2)	(6.1)
Net income	27.9	6.1
Per unit net income(2)	0.72	0.16
Adjusted net operating income (ANOI)	63.3	52.2
Per unit ANOI(2)	1.63	1.35

(1)	Includes interest on preference shares.
(2)	Brookfield Infrastructure units are exchangeable into LP Units on a one-for-one basis. Per unit net income, Brookfield Infrastructure is equivalent to per unit net income for the Partnership.
(3)

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives to the year ended December 31, 2008. Accordingly, we present our results on a comparable basis, see “– Basis of Presentation”.

For the year ended December 31, 2008, we recorded net income of $27.9 million compared to net income of $6.1 million for 2007. The increase is primarily driven by strong performance from our utilities segment and non-recurring revenue of $8.5 million as a result of retroactive application of the 2006 trunk transaction study at our Chilean Transmission Operations.

Summary of Segment Results of Operations

The following table presents both net income and ANOI by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
Net income by segment
Utilities	$70.9 (1)	$8.6	$74.8 (1)	$17.4
Timber	(4.9)	(2.9)	(13.2)	(4.5)
Corporate and other	3.0	(3.4)	(1.6)	(5.0)

Net income	$69.0	$2.3	$60.0	$7.9

ANOI by segment
Utilities	$82.5 (1)	$15.4	$94.0 (1)	$31.2
Timber	(2.4)	4.4	(0.6)	9.1
Corporate and other	(4.1)	(3.4)	(8.6)	(5.0)

ANOI	$76.0	$16.4	$84.8	$35.3

(1)	Includes a $68.2 million after-tax gain recognized on sale of TBE.

	Year Ended December 31,
(millions, unaudited)	2008(1)	2007(1)
Net Income (loss) by segment
Utilities	$40.7	$27.4
Timber	6.7	(10.6)
Corporate and other	(19.5)	(10.7)

Net income	$27.9	$6.1

ANOI by segment
Utilities	$68.4	$54.2
Timber	12.8	15.9
Corporate and other	(17.9)	(17.9)

ANOI	$63.3	$52.2

(1)

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives to the year ended December 31, 2008. Accordingly, we present our results on a comparable basis. See “– Basis of Presentation”.

For a discussion on changes in net income and adjusted net operating income for each segment. See “– Operating Platforms”. Corporate expenditures are comparable with the prior years, with the exception that 2007 corporate expenditures that impacted net income includes the benefit of an $8.4 million income tax recovery which arose on the formation of Brookfield Infrastructure.

Balance Sheet Metrics

The following table outlines the balance sheet key metrics of Brookfield Infrastructure:

	As at
(millions, unaudited)	June 30, 2009	December 31, 2008	December 31, 2007
Cash and cash equivalents	$237.8	$9.2	$221.3
Total assets	1,204.0	1,174.3	1,157.9
Partnership capital(1)	907.4	899.9	984.5
Corporate borrowings	161.5	139.5	—
Non-recourse borrowings	102.5	97.6	115.0

(1)	Includes redeemable partnership units as they can be converted to an equivalent interest in LP Units through a redemption exchange mechanism.

As at June 30, 2009, Brookfield Infrastructure had $1,204 million in assets and $907.4 million in Partnership capital. Corporate borrowings were $161.5 million at period end. Amounts outstanding under Brookfield Infrastructure’s credit facility were repaid in full on July 3, 2009 with the proceeds from the TBE sale. See “– Operating Platforms – Business Development – Utilities” for further information regarding the TBE sale. In addition, our consolidated balance sheet at June 30, 2009 reflects $102.5 million in non-recourse borrowings at our Ontario Transmission Operations.

Utilities Operations

Our utilities segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on the investment of additional capital into our existing operations.

The following tables present the utilities segment’s proportionate share of financial results:

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008(3)
Revenue	$20.4	$26.2	40.4	$44.2
Costs attributed to revenues	(4.0)	(3.7)	(7.7)	(6.4)
Dividend income	3.2	0.1	3.5	5.7

Net operating income	19.6	22.6	36.2	43.5
Other income (expenses)	0.1	(0.6)	0.4	(0.6)
Gain on sale investment (after tax)(1)	68.2	—	68.2	—
Interest expense(2)	(5.2)	(5.9)	(10.0)	(10.2)
Cash taxes	(0.2)	(0.7)	(0.8)	(1.5)

ANOI	82.5	15.4	94.0	31.2
Depreciation and amortization	(4.4)	(3.9)	(8.6)	(7.5)
Unrealized losses on derivative instruments	(6.4)	(3.7)	(8.1)	(7.4)
Deferred taxes and other items	(0.8)	0.8	(2.5)	1.1

Net income	$70.9	$8.6	$74.8	$17.4

(1)	Gain on sale of TBE, net of cash taxes paid. See “– Business Development – Utilities”.
(2)	Excludes non-cash components of interest expense that are included in the line item unrealized losses on derivative instruments.
(3)

Certain prior period amounts have been reclassified to conform with the current periods presentation. In particular, pre-acquisition income of acquired entity for the six months ended June 30, 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million. Net income is unchanged.

	Year Ended December 31,
(millions, unaudited)	2008(2)	2007(2)
Revenue	$93.0	$78.1
Costs attributed to revenues	(16.5)	(13.3)
Dividend income	14.3	16.0

Net operating income	90.8	80.8
Other income (expenses)	1.6	0.9
Interest expense(1)	(22.6)	(23.0)
Cash taxes	(1.4)	(4.5)

ANOI	68.4	54.2
Depreciation and amortization	(18.9)	(17.8)
Unrealized losses on derivative instruments	(6.6)	(15.0)
Deferred taxes and other items	(2.2)	6.0

Net income	$40.7	$27.4

(1)	Excludes non-cash components of interest expense that are included in the line item unrealized losses on derivative instruments.
(2)

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives to the year ended December 31, 2008. Accordingly, we present our results on a comparable basis. See “– Basis of Presentation”.

Discussion of Three and Six Month Periods Ended June 30, 2009 and 2008

On a proportionate basis, our utilities operations earned net operating income and ANOI of $19.6 million and $82.5 million, respectively, in the three-month period ended June 30, 2009, compared with $22.6 million and $15.4 million in the same period in 2008. In 2009, results reflect a $68.2 million after-tax gain recognized on the sale of TBE.

For the three-month period ended June 30, 2009, Transelec’s proportionate net operating income and ANOI were $11.3 million and $7.9 million, respectively, compared with $15.8 million and $11.7 million in the same period of 2008. Excluding non-recurring revenue of $5.5 million resulting from the retroactive application of the 2006 trunk transmission study, net operating income and ANOI on a comparable basis were $10.3 million and $6.2 million, respectively, in 2008. On this comparable basis, net operating income and ANOI increased versus the second quarter of 2008 primarily due to revenue increases from growth capital expenditures and positive Chilean inflation indexation. Operating margins at our Chilean Transmission Operations were 84% for the three-month period ended June 30, 2009 compared to 83% in the prior year. The primary driver for the increase in operating margin was revenue growth, partially offset by an increase in engineering revenue, which has an operating margin of 15%. The engineering business is a core part of our growth strategy as it enables us to participate in higher risk transmission development projects while covering our associated overhead.

In 2009, dividends received from our TBE investment increased to $3.2 million for the quarter compared to $0.1 million in the same period in 2008. Dividends from TBE are paid on a periodic basis, not necessarily quarterly.

For the three-month period ended June 30, 2009, our Ontario Transmission Operations’ net operating income and ANOI were $5.1 million and $3.2 million, respectively, compared with $6.7 million and $3.6 million for the same period in the prior year. The decline in net operating income and ANOI was largely due to a weakening of the Canadian dollar and, to a lesser extent, a decline in revenues as a result of lower system demand in Ontario.

Non-cash expenses are primarily comprised of depreciation and amortization that reflect application of purchase accounting in our Chilean Transmission Operations, as well as non-cash inflation indexation on our Chilean peso denominated debt. Depreciation and amortization amounted to $4.4 million for the three-month period ended June 30, 2009, up from $3.9 million in the comparable period of 2008 due to incremental depreciation booked in conjunction with the expansion of our asset base. In the second quarter of 2009, non-cash gains relating to negative inflationary indexation on our Chilean peso denominated debt of $0.2 million net of non-cash mark-to-market losses on derivative instruments of $6.6 million, amounted to a loss of $6.4 million compared with a loss of $3.7 million in the prior year. The derivative instruments relate to Transelec’s currency hedging program, under which 100% of Transelec’s U.S. dollar debt was converted to Chilean pesos to align interest expense with Chilean peso revenue.

For the six-month period ended June 30, 2009, our utilities segment generated net operating income and ANOI of $36.2 million and $94.0 million, respectively, compared to $43.5 million and $31.2 million, in the prior year. The increase in ANOI is primarily attributable to the $68.2 million after-tax gain on the sale of TBE. Net operating income and ANOI in the prior year included non-recurring revenues of $8.5 million. On a recurring basis, Transelec posted more favourable results as a result of benefits from growth capital expenditures and positive Chilean inflation indexation, this was offset by a decline in performance at our Ontario Transmission Operations primarily as a result of a weaker Canadian dollar.

Our utilities operations have a combination of regulatory and contractual revenue frameworks, some of which are indexed. For our utilities operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures.

The following table breaks down our proportionate share of revenue by these categories:

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
Contractual revenue with indexation	$7.1	$7.4	$13.7	$13.0
Regulated revenue with indexation	5.9	10.3	10.9	13.7

	13.0	17.7	24.6	26.7
Other utilities revenue	7.4	8.5	15.8	17.5

	$20.4	$26.2	$40.4	$44.2

On a comparable ownership basis and excluding $5.5 million of non-recurring revenue in the second quarter of 2008, our proportionate share of revenues with indexation increased by $0.8 million or 5% in the second quarter of

2009 compared with the second quarter of 2008 due to $0.6 million of revenue growth attributable to revenue indexation and $0.2 million attributable to growth capital expenditures.

Discussion of Years Ended December 31, 2008 and 2007

For the year ended December 31, 2008, Transelec’s net operating income and ANOI were $50.9 million and $37.3 million, respectively, compared with $37.5 million and $22.3 million for the prior year. Transelec’s results reflected non-recurring revenues of $8.5 million as a result of retroactive application of the 2006 trunk transmission study. Adjusting for non-recurring revenue, Transelec’s ANOI increased 29% relative to the prior year primarily as a result of the rate increases provided for in the 2006 trunk transmission study, the benefit of growth capital expenditures and indexation of revenues resulting from inflation and foreign exchange movements. After adjusting for non-recurring revenues, operating margins at our Chilean Transmission Operations were 82% which are in line with historical levels.

For the year ended December 31, 2008, Ontario Transmission Operations’ net operating income and ANOI were $25.6 million and $16.8 million, respectively, compared with $27.3 million and $15.9 million from the prior year. Revenues from our Ontario Transmission Operations were essentially flat compared with the prior year. Operating and maintenance expenses increased relative to the prior year due to personnel costs associated with the establishment of Ontario Transmission Operations as an independent operation for which we intend to apply for cost recovery in our upcoming rate case. This increase in costs contributed to the decline in net operating income. This decline was more than offset by lower cash taxes in 2008, resulting in an increase in ANOI.

Dividends received from our TBE investment in 2008 were $14.3 million for the year compared to $16.0 million in 2007. Dividends from TBE are paid on a periodic basis.

Non-cash expenses are primarily comprised of depreciation and amortization which reflect application of purchase accounting in our Chilean Transmission Operations, as well as non-cash inflation indexations on our Chilean peso denominated debt. Depreciation and amortization amounted to $18.9 million in 2008, up from $17.8 million in 2007 related to incremental depreciation booked in conjunction with the expansion of our regulated asset base.

Our utilities operations have a combination of regulatory and contractual frameworks, some of which are indexed. For our utilities operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures. Growth and maintenance capital expenditures are discussed in the Capital Expenditures section of this supplemental information. The following table breaks down our proportionate share of revenue by these categories:

	Year Ended December 31,
(millions, unaudited)	2008	2007
Contractual revenue with indexation	$27.3	$25.4
Regulated revenue with indexation	30.2	15.4

	57.5	40.8
Other utilities revenue	35.5	37.3

	$93.0	$78.1

For the year, adjusting for non-recurring revenues of $8.5 million as a result of retroactive application of the 2006 trunk transmission study, our proportionate share of revenues with indexation increased by $8.2 million or 20% in 2008 compared with 2007. Of the total, $4.3 million was due to the ongoing benefit from the increased replacement cost provided in the 2006 trunk transmission study, $2.9 million was attributable to inflation indexation and $1.0 million was attributable to growth capital expenditures.

Business Development – Utilities

As previously disclosed, Brookfield Infrastructure exercised an option to sell its minority interest in TBE to CEMIG, a Brazilian state-owned utility. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds of such sale in U.S. dollars. On June 30, 2009 the sale of the TBE interests was completed with 95% of the proceeds received at that time, and the balance received on July 14, 2009, subsequent to period end. Total after-tax proceeds from the sale were $275 million, of which $27 million was received from realized hedge gains in 2008 and an additional $43 million was received from realized hedge gains in the first quarter of 2009. The sale resulted in the recognition of a $68.2 million after-tax gain. A portion of the proceeds were used to repay corporate borrowings in July 2009, with the balance available to fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

Transelec has commenced a process to refinance approximately 50% of its $465 million senior notes due April 2011. A tender offer to purchase $220 million of these notes closed on August 19, 2009 using the proceeds of a concurrent Chilean bond issuance. These senior notes represent Brookfield Infrastructure’s next material debt maturity. Subsequent to this maturity, Brookfield Infrastructure’s next material debt maturity is in 2013.

For the three-month period ended June 30, 2009, Transelec’s growth capital expenditures (100% basis) were $30 million, which were in line with budget for the period, compared with $23 million in the prior year. In 2008, Transelec’s growth capital expenditures (100% basis) were $71 million which was lower than expected primarily due to a number of budgeted projects that were deferred. Transelec’s capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $255 million at June 30, 2009, compared with $238 million at the end of 2008. In order to partially finance its growth plan, Transelec has executed a capital expenditure credit facility of approximately $130 million. The objective is to draw the facility to fund a portion of capital expenditures and to refinance the facility over time through the issuance of long-term debt.

Subsequent to June 30, 2009, Brookfield contributed the Texas CREZ transmission project to a Brookfield-sponsored infrastructure partnership in which Brookfield Infrastructure will own an interest. Upon completion, we anticipate that our ownership will be approximately 15% of this project.

Timber Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. These operations are predominantly comprised of premium species and are expected to provide attractive risk adjusted returns on capital employed over the long term.

The following tables present our timber segment’s proportionate share of financial results.

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
Revenue	$18.8	$32.8	$40.3	63.9
Costs attributed to revenues	(15.3)	(21.1)	(28.4)	(41.0)

Net operating income	3.5	11.7	11.9	22.9
Other income	0.5	0.2	0.4	0.6
Interest expense	(6.4)	(7.5)	(12.8)	(14.1)
Cash taxes	—	—	(0.1)	(0.3)

ANOI	(2.4)	4.4	(0.6)	9.1
Depreciation and amortization	(5.0)	(10.4)	(12.3)	(19.0)
Unrealized losses on derivative instruments	—	—	(6.1)	—
Deferred taxes and other items	2.5	3.1	5.8	5.4

Net loss	$(4.9)	$(2.9)	$(13.2)	$(4.5)

	Year Ended December 31,
(millions, unaudited)	2008(1)	2007(1)
Revenue	$124.8	$131.4
Costs attributed to revenues	(81.8)	(79.6)

Net operating income	43.0	51.8
Other income	(0.5)	(5.0)
Interest expense	(29.0)	(30.9)
Cash taxes	(0.7)	—

ANOI	12.8	15.9
Depreciation and amortization	(36.7)	(29.9)
Unrealized losses on derivative instruments	12.8	(3.1)
Deferred taxes and other items	17.8	6.5

Net income	$6.7	$(10.6)

(1)

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives to the year ended December 31, 2008. Accordingly, we present our results on a comparable basis. See “– Basis of Presentation”.

Discussion of Three and Six Month Periods Ended June 30, 2009 and 2008

For the three-month period ended June 30, 2009, our timber operations’ net operating income and ANOI were $3.5 million and $(2.4) million, respectively, compared to $11.7 million and $4.4 million, for the same period in the prior year.

While timber market conditions were very weak at the beginning of the quarter, we saw encouraging signs that log prices have bottomed and are beginning to stabilize. Seasonally adjusted, annualized housing starts were 500,000 for the quarter, which was unchanged from the first quarter. This level is approximately 50% of the average from the same period in 2008 and less than 33% of the five-year average. However, in the United States, the inventory of new homes declined to 281,000 units, which is consistent with long-term historical average levels and less than 50% of peak levels found in late 2006 and 2007. With declines in inventory, housing starts in the markets that we serve began showing signs of recovery late in the second quarter. Since housing construction drives demand for douglas-fir logs, prices for this product also began increasing from trough levels towards the end of the quarter and into July. Furthermore, log prices in the Japanese market softened early in the quarter but stabilized by quarter end. Additionally, demand for whitewood into the Korean market was surprisingly strong, with realized pricing, net of transportation, close to peak prices in the U.S. market in the summers of 2006 and 2007.

The reduced harvest plan that we established in the first quarter of 2009 was fully implemented during the quarter. However, unseasonable dry weather in the Pacific Northwest is threatening to cause an abnormally long fire season this year which would force us to further curtail our harvest below plan levels and reduce sales volumes in the third quarter. Consistent with our focus on optimizing the long-term value of our business, we continue to adapt the harvest plan as necessary to pursue market opportunities that arise.

The following tables summarize our proportionate share of operating metrics for our timber operations:

	Three Months Ended June 30, 2009				Three Months Ended June 30, 2008
(unaudited)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	104	138	$76.1	$10.5	206	205	$90.7	$18.6
Whitewood	43	55	61.8	3.4	82	77	64.9	5.0
Other species	52	61	80.3	4.9	110	101	91.1	9.2

	199	254	$74.0	$18.8	398	383	85.6	$32.8
HBU and other				—				—

Total				$18.8				$32.8

	Six Months Ended June 30, 2009				Six Months Ended June 30, 2008
(unaudited)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	274	301	$78.4	$23.6	402	409	$89.2	$36.5
Whitewood	84	104	61.5	6.4	142	156	66.0	10.3
Other species	108	127	78.0	9.9	191	185	90.3	16.7

	466	532	$75.0	$39.9	735	750	$84.7	$63.5
HBU and other				0.4				0.4

Total				$40.3				$63.9

In our Canadian Timber Operations, harvest and sales volumes decreased 48% and 23%, respectively, in the second quarter of 2009 versus 2008, in line with our harvest plan. To mitigate the impact of weak North American markets, we continued to increase the percentage of appearance grade products in our sales mix. These products were exported to Asian markets where they yielded higher margins, net of transportation costs. Export volumes represented 49% of shipments in the second quarter of 2009, up from 44% in the second quarter of 2008. As a result of the significant component of exports in our product mix, the decline in our average realized douglas-fir log price in the second quarter of 2009 was 17% compared to the second quarter of 2008, while average sales prices of representative products in the U.S. fell by approximately 23%. Average realized prices for whitewood logs in the second quarter of 2009 were supported by a 54% increase in shipments of this product to off-shore markets compared to the second quarter of 2008. This increased export volume resulted in a 1% increase in average whitewood prices in the second quarter of 2009 compared to the same period in 2008 while average prices for representative whitewood products in the United States fell by approximately 22%. Per unit operating costs remained flat versus the second quarter of 2008 as increases in production and delivery costs, due to a higher proportion of helicopter logging and a fertilization project, were fully offset by the benefit on costs of the decline in the Canadian dollar versus the U.S. dollar. Operating margins decreased to 18% for the quarter versus 30% in the same quarter of 2008, due to the decline in revenues.

In our U.S. Timber Operations, harvest and sales volumes in the second quarter of 2009 decreased 53% and 47%, respectively, compared to the second quarter of 2008, in line with our harvest plan. During the quarter, we continued to focus on maximizing the proportion of high quality timber in our harvest to take advantage of higher net prices in the export market. Export volumes increased to 37% of total shipments in the second quarter of 2009 from 18% in the second quarter of 2008. The high percentage of exports in our product mix somewhat mitigated the decline in our average realized douglas-fir and whitewood log prices. Realized douglas-fir prices in the second quarter of 2009 were 18% less than in the second quarter of 2008, while representative domestic prices declined by 23%. Similarly, realized prices for whitewood logs fell by 17% versus the second quarter of 2008 while representative domestic prices declined by 22%. Per unit operating costs decreased 3% in the second quarter of 2009 compared to 2008, principally due to harvesting lower cost tracts and renegotiating logging contracts in light of market conditions. This decrease in costs helped offset pricing declines, but overall margins decreased to 29% in the second quarter of 2009 from 45% in the same period in 2008.

For the quarters ended June 30, 2009 and 2008, depreciation, depletion and amortization was $5.0 million and $10.4 million, respectively. The decrease was predominantly due to lower sales volumes.

In the first quarter, we recognized a non-cash loss of $6.1 million on our Longview interest. The unrealized loss on investment relates to our 7% indirect interest in Longview that is held through a private fund and is carried at fair value with changes to carrying value recorded in income. Our 23% direct interest in Longview is held on an equity accounted, historical cost basis.

For the six-month period ended June 30, 2009, our timber segment generated net operating income and ANOI of $11.9 million and $(0.6) million, respectively, compared to $22.9 million and $9.1 million, respectively, for the same period in the prior year. This decrease reflects the challenging market environment during the period and the reduction in our harvest to preserve inventory value.

Discussion of Years Ended December 31, 2008 and 2007

In our timber operations for the year ended December 31, 2008, net operating income and ANOI were $43.0 million and $12.8 million, respectively, compared to $51.8 million and $15.9 million respectively, in the prior year.

Harvest and sales volumes at our Canadian Timber Operations decreased 7% and 13%, respectively, versus 2007. Sales volumes in 2008 were in line with harvest levels, while in 2007, sales volumes exceeded harvest levels due to significantly more logs purchased for resale in 2007. In 2008 we reduced sales of second growth douglas-fir as markets for this product are highly dependent on new home construction in the United States, which remains severely depressed. To mitigate the impact of weak North American markets, we have remained focused on increasing the percentage of appearance grade products in our mix which we export to Asian markets and continue to yield higher margins, net of transportation costs. Export volumes represented 29% of shipments in 2008, compared to 27% in 2007. Costs per unit increased 6% compared to 2007 primarily as a result of product mix and to a lesser extent higher fuel costs. As a result of the foregoing, our operating margins declined to 26% for the year versus 31% in the prior year.

At our U.S. Timber Operations, harvest and sales volumes increased 6% and 12%, respectively, in 2008 over the prior year despite difficult market conditions. The increase is primarily due to weather conditions which had less of an impact on 2008 operations compared with 2007. Operations on the additional 68,000 acres of timberlands acquired in November 2008 also contributed to the increase, although to a lesser degree. We have continued to maximize our proportion of export quality timber from our harvest to take advantage of the significantly better prices available in the off-shore markets. The volume exported increased to 24% of total shipments in 2008, up sharply from 16% in 2007. As a result of this focus on export opportunities, we mitigated the decline in our average selling price for douglas-fir which was 7% less than 2007, while domestic prices declined by approximately 14%. Costs per unit increased 1% compared to 2007, principally due to higher costs associated with storm damage clean up in early 2008 and the impact of higher fuel costs. Overall margins decreased to 34% in 2008 from 42% in 2007 principally due to the decline in average selling price.

For the years ended December 31, 2008 and 2007, depreciation, depletion and amortization was $36.7 million and $29.9 million, respectively. The increase in depreciation and depletion is predominantly due to the step up in the carrying value of the Longview assets, which increased depreciation beginning in April 2007.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	Year Ended December 31, 2008,				Year Ended December 31, 2007
(unaudited)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	773	793	$88.3	$70.0	828	841	$91.6	$77.1
Whitewood	403	419	59.6	25.0	463	489	65.4	32.0
Other species	246	233	109.4	25.5	150	149	130.9	19.5

	1,422	1,445	$83.4	$120.5	1,441	1,479	$86.9	$128.6
HBU and other				4.3				2.8

Total				$124.8				$131.4

In 2008, sales volumes of douglas-fir and whitewood declined by 6% and 14%, respectively, versus 2007 due to the difficult market conditions in the structural lumber market. Sales volumes of other species increased significantly as a result of better relative market conditions for pulp logs and cedar through the first nine months of the year.

The average realized price for douglas-fir decreased by 4% compared to the prior year as declines in prices of products sold to the domestic market were offset by a higher percentage of high value appearance and export grade products sold to off-shore markets. The average selling price of whitewood decreased by 9% over 2007 reflecting challenging North American market conditions. The significant change in the average realized price for other species is mostly attributable to a change in the mix of products included in that category.

Our share of HBU land and other sales were $4.3 million for the year as compared to $2.8 million for 2007.

Outlook – Timber

One of the key attributes of our timber business is the operating flexibility that allows us to adopt our harvest levels to market conditions to maximize the value of our business. Until such time as we believe that sustainable demand is increasing, we plan on harvesting at minimum levels required to service our key customers. Based on current conditions, we expect harvest levels at our Canadian and U.S. operations to be approximately 31% and 48% below 2008 levels, respectively, for the full year 2009. Prices would need to increase at least 20% from current levels before we would expect to increase harvest levels. We currently do not expect this level of price increases until the latter half of 2010.

We believe operating results for our timber segment will meaningfully improve, following recovery in U.S. new home construction. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increases in ANOI and net income from this segment of our business for the following reasons:

•	improved pricing upon market recovery;

•	increased harvest levels:
➢

the long-run sustainable yield of our Canadian operations is estimated to be approximately 0.7 million m3 on a proportionate basis. Due to surplus of merchantable inventory, we expect to achieve an elevated harvest level of approximately 0.9 million m3 on a proportionate basis for a period of 10 years before returning to the long-run sustainable yield level;

➢

as a result of a substantial surplus of merchantable inventory at our U.S. operations, we expect to increase harvest levels to approximately 0.9 million m3 on a proportionate basis and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 0.8 million m3; and

•	increased margins:

➢

as our product mix evolves over time to a greater percentage of second growth harvest relative to primary growth harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

In addition, over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	the mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•	increasing demand from both Asian markets and the rapidly expanding bio-fuel industry; and

•	continuing withdrawals of timberlands for conservation and alternate uses.

Corporate and Other Expenses – Three and Six Month Periods Ended June 30, 2009 and 2008

The following table presents the components of corporate and other for the three-months and six-months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
General and administrative costs	$(1.3)	$(0.8)	$(2.6)	$(1.2)
Base management fee(1)	(1.1)	(2.4)	(3.0)	(3.8)
Financing costs(2),(3)	(1.7)	(0.2)	(3.4)	—

Corporate expenses	(4.1)	(3.4)	(9.0)	(5.0)
Contribution from social infrastructure investments	—	—	0.4	—

Corporate and other	$(4.1)	$(3.4)	$(8.6)	$(5.0)

(1)	Pursuant to the Master Services Agreement with Brookfield on a gross basis.
(2)	Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility, less ancillary interest earned on cash balances.
(3)

Excludes non-cash amortization of financing costs of $0.7 million and nil in the three months ended June 30, 2009 and 2008, respectively, and $1.3 million and nil for the six months ended June 30, 2009 and 2008, respectively.

General and administrative costs were higher in the second quarter of 2009 compared to the prior year as a result of higher corporate activity. The base management fee was lower in the second quarter compared to the prior year due to the lower trading value of the LP Units in 2009. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement with Brookfield and other arrangements in order to avoid double payment of fees. On a going-forward basis, we estimate that our general and administrative costs related to Brookfield Infrastructure will be approximately $7 million to $8 million per annum.

Financing costs in the current period reflect interest on the outstanding balance and standby fees under our credit facility, as well as preferred share dividends, partially offset by income earned on cash balance. Financing costs in the second quarter of 2008 represent preferred share dividends that were partially offset by interest income earned on cash balances.

Corporate and Other Expenses – Year ended December 31, 2008

The following table presents the components of corporate expenses for the year ended December 31, 2008:

(millions, unaudited)	Year Ended December 31, 2008
General and administrative costs	$7.0
Base management fee(1)	7.8
Financing costs(2)	4.4

$19.2

(1)	Pursuant to the Master Service Agreement on a gross basis.
(2)

Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility and the non-cash amortization of financing costs, less ancillary interest earned on cash balances. Non-cash amortization of financing costs was $1.3 million for the year ended December 31, 2008.

Brookfield Infrastructure was formed on November 27, 2007, accordingly, corporate expenses for 2007 are not meaningful.

Social Infrastructure

In December 2008, we completed the acquisition of equity interests in two PPP projects – Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom – for $12.3 million. We completed the acquisition of an equity interest in a third PPP asset – Royal Melbourne Showgrounds in Australia – in February 2009 for an additional purchase price of $3.0 million. Royal Melbourne Showgrounds and Long Bay Hospitals achieved commercial operation in August 2006 and February 2009, respectively. Peterborough Hospital is expected to become operational in late 2011. We believe that based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector. The above transactions establish a platform for Brookfield Infrastructure to participate in the PPP industry. Once operational, projects are expected to generate stable cash flows from long-term contracts with long-term financing arrangements.

Social infrastructure operations differ from our transmission and timber operations, as social infrastructure concessions have finite lives of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, net operating income and ANOI for our social infrastructure operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations.

On a proportionate basis, our social infrastructure operations earned nil of ANOI for the three-month period ended June 30, 2009 and 2008, respectively.

We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8.0 million. We have entered into foreign currency contracts to hedge this amount to the equivalent of approximately $11.8 million.

Capital Expenditures

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
Maintenance capital expenditures by segment
Utilities	$2.1	$1.5	$3.6	$4.9
Timber	0.8	1.5	4.3	2.4

	$2.9	$3.0	$7.9	$7.3

Growth capital expenditures by segment
Utilities	$5.3	$3.9	$7.7	$4.9
Timber	—	—	—	—

	$5.3	$3.9	$7.7	$4.9

The utilities segment’s growth capital expenditures for the three-month period ended June 30, 2009 were $5.3 million (June 30, 2008 – $3.9 million) which represent our share of growth capital investments at Transelec.

	Years Ended December 31,
(millions, unaudited)	2008	2007
Maintenance capital expenditures by segment
Utilities	$7.5	$7.5
Timber	5.2	4.0

	$12.7	$11.5

Growth capital expenditures by segment
Utilities	$14.6	$20.6
Timber	—	—

	$14.6	$20.6

Included in the utilities segment’s growth capital expenditures in 2008 is $12.6 million (2007 – $7.3 million) representing our share of growth capital investments at Transelec, comprised of regulated and contracted transmission projects which should result in additional adjusted net operating income.

Capital Resources and Liquidity

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our ANOI to Unitholders.

Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

Brookfield Infrastructure’s total estimated liquidity as at June 30, 2009 was as follows:

(millions, unaudited)	As at June 30, 2009
Cash	237.1
Availability	38.5
Remainder of proceeds from the sale of TBE(1)	13.5

Total estimated liquidity	289.1

(1)	Received July 14, 2009 subsequent to period end. See “– Operating Platforms – Business Development – Utilities”.

In June 2009, the sale of our minority interests in TBE was completed, with 95% of the proceeds received on June 30, 2009 with the remainder received subsequent to period end. Proceeds from the sale were $275 million including $68 million of previously realized hedge gains. For further details regarding the TBE sale. See “– Operating Platforms – Business Development – Utilities.” At June 30, 2009, we had approximately $237.1 million of cash for working capital purposes largely from the sale of TBE. Also, in June 2009, Brookfield Infrastructure closed a $200 million senior secured revolving credit facility with a syndicate of global financial institutions. The credit facility, which replaces the facility that was previously in place, is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes. Prior to drawing on the facility, we must satisfy a number of conditions including compliance with certain financial ratios. At June 30, 2009, $161.5 million was drawn on this facility, and $38.5 million was available. Commitments under the facility will be available on a revolving basis until June 2010. All amounts outstanding at that time will be repayable in full in June 2011. The facility is intended to be a bridge to equity financing rather than a permanent source of capital.

In addition, Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by our Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of LP Units or units of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our LP Units.

We finance our assets principally at the operating entity level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating company level, we endeavour to maintain investment grade or crossover ratings.

We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at June 30, 2009 for Brookfield Infrastructure’s borrowings over the next five years are as follows:

(millions, unaudited)	Average Term (years)	2009	2010	2011	2012	2013	Beyond	Total
Recourse borrowings
Corporate borrowings	2.0	$—	$—	$161.5	$—	$—	$—	$161.5	(3)

Total recourse borrowings	2.0	—	—	161.5	—	—	—	$161.5

Non-recourse borrowings(1),(2)
Utilities	10.8	—	—	82.8	—	27.6	260.9	371.3
Timber	8.8	—	—	—	—	127.1	347.7	474.8

Total non-recourse borrowings(1),(2)	9.7	—	—	82.8	—	154.7	608.6	846.1

Total	8.5	$—	$—	$244.3	$—	$154.7	$608.6	$1,007.6

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(2)

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt that is fully amortized during the term of our concession contracts.

(3)	This was repaid subsequent to June 30, 2009, using the proceeds from the sale of TBE.

As illustrated in the above table, the proportionate share of debt has an average term of 8.5 years with no significant debt maturities until 2011. In July 2009 the corporate borrowings were repaid with the proceeds from the TBE sale. A process to refinance approximately 50% of the utilities segment’s 2011 maturity was completed in the third quarter of 2009. For further details regarding this refinancing. See “– Operating Platforms – Business Development – Utilities.” Furthermore, our strategy of non-recourse financing at the operating entity level has resulted in a relatively low level of debt at the corporate level. Including non-recourse borrowings, on a proportionate consolidated basis, our debt to capitalization ratio as at June 30, 2009 was 53%.

The following tables summarize our average proportionate share of debt and cash interest on a segment basis:

	Three Months Ended June 30, 2009			Three Months Ended June 30, 2008
(millions, unaudited)	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities(1)	$359.7	5.8%	$5.2	$397.3	5.9%	$5.9
Timber(1)	474.8	5.4%	6.4	520.9	5.8%	7.5
Corporate borrowings	136.5	3.5%	1.2	—	—	—

Total(2)	$971.0	5.3%	$12.8	$918.2	5.9%	$13.4

	Year Ended December 31, 2008			Year Ended December 31, 2007
(millions, unaudited)	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities(1)	$366.6	6.2%	$22.6	$390.8	5.9%	$23.0
Timber(1)	510.6	5.7%	29.0	513.8	6.0%	30.9
Corporate borrowings	17.5	5.7%	1.0	—	—	—

Total(2)	$894.7	5.9%	$52.6	$904.6	5.9%	$53.9

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(2)

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our equity strategy is to issue equity in conjunction with future acquisitions. We may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions.

Reconciliation of Non-GAAP Financial Measures

To measure performance, we focus on net income as well as adjusted net operating income. We define adjusted net operating income or ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool:

•

adjusted net operating income does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	adjusted net operating income does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•

adjusted net operating income does not include performance fees accrued relating to our Canadian Timber Operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, adjusted net operating income should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using adjusted net operating income only supplementally. However, adjusted net operating income is a key measure that management uses to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that adjusted net operating income provides a more complete understanding of factors and trends affecting our underlying operations. Adjusted net operating income allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian Timber Operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in adjusted net operating income without adding back the performance fee.

The following table reconciles adjusted net operating income to the most directly comparable GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, adjusted net operating income reflects Brookfield Infrastructure’s ownership interest. We urge you to review the GAAP financial measures in the supplemental financial information contained herein, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Three Months Ended June 30,		Six Months Ended June 30,
(millions, unaudited)	2009	2008	2009	2008
Net (loss) income	$69.0	$2.3	$60.0	$7.9
Add back or deduct the following:
Depreciation, depletion and amortization	9.4	14.3	20.9	26.5
Unrealized losses on derivative instruments	6.4	3.7	8.1	7.4
Unrealized loss on investment	—	—	6.1	—
Deferred taxes and other items	(8.8)	(3.9)	(10.3)	(6.5)

ANOI	$76.0	$16.4	$84.8	$35.3

The difference between net income and ANOI is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt, as well as mark-to-market losses on derivative contracts. The unrealized loss on investment relates to our 7% indirect investment in Longview. This investment is held through a private fund and is carried at fair value with changes to carrying value recorded in the statement of operations.

On a comparable basis, the following table reconciles net income to adjusted net operating income.

	Year Ended December 31,
(millions, unaudited)	2008	2007
Net income	$27.9	$6.1
Add back or deduct the following:
Depreciation, depletion and amortization	55.6	47.7
Deferred taxes	(15.6)	(20.9)
Performance fee	(12.8)	3.1
Unrealized (gains) losses on derivative instruments	6.9	15.3
Other non-cash items	1.3	0.9

ANOI	$63.3	$52.2

The difference between net income and adjusted net operating income is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt.

DISCUSSION OF HISTORICAL RESULTS FOR BABCOCK & BROWN INFRASTRUCTURE

BBI is a global infrastructure company listed on the Australian Stock Exchange that is focused on the transportation infrastructure and utilities sectors with approximately A$5.5 billion of total assets. BBI’s portfolio of infrastructure assets is diversified across asset classes, geographies and regulatory regimes. BBI’s fiscal year ends on June 30th. As of June 30, 2009, the primary businesses of BBI were:

Utilities

•

NGPL: One of the largest natural gas transmission pipeline and storage systems in the United States, with over 15,500 km of pipeline and approximately 275 billion cubic feet of storage capacity. NGPL provides transportation and storage to approximately 60% of the Chicago and the Northern Indiana natural gas markets.

•

Powerco: New Zealand’s second largest provider of regulated electricity and gas distribution services, with over 410,000 connections. Powerco accounts for approximately 40% of the gas and approximately 16% of the electricity connections throughout New Zealand.

•

IEG: The second largest independent provider of “last-mile” gas and electricity connection services in the UK and the sole provider of natural gas and liquid propane gas in the Channel Islands and the Isle of Man.

•	TGN: The sole provider of gas distribution services in Tasmania, Australia. TGN owns approximately 730 km of distribution pipeline and services approximately 6,500 customers throughout Tasmania.

Transportation

•

DBCT: One of the world’s largest coal terminals, accounting for 8% of the total global seaborne coal exports and 21% of global metallurgical seaborne coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world.

•

WestNet Rail: Leases and operates approximately 5,100 km of network track and related infrastructure in South Western Australia. WestNet Rail provides exclusive rail access to market for minerals and grain businesses that underpin Western Australia’s economy.

•	PD Ports: The third largest port operator in the UK by volume. Mainly operating as the statutory harbour authority out of the Port of Tees and Hartlepool in the north of the UK.

•	Euroports: Owns a portfolio of seven port concession businesses in key strategic locations throughout Europe and in China, handling over 70 mtpa.

This section contains a discussion and analysis pertaining to the financial results of BBI for the years ended June 30, 2009 and 2008. The financial information presented in this section is on a proportionate consolidation basis and has been provided for illustrative purposes only in order to demonstrate the impact of key value drivers of each identified business segment. Proportional consolidation is not consistent with the requirements of International Financial Reporting Standards (“IFRS”). The discussion has been segregated into the business segments utilities, transportation, and corporate which are consistent with how this business will be presented in future periods. These financial results are presented under requirements of Australian Accounting Standards. Compliance with Australian Accounting Standards ensures compliance with IFRS.

BBI reports its results operations in Australian dollars (A$). As a result, changes in the exchange rate applied in the translation of BBI’s operating results into U.S. dollars may have an effect on the comparison of the consolidated results between periods. The average annual foreign exchange rate decreased to $0.7474 for the year ended June 30, 2009 from $0.8967 for the year ended June 30, 2008. To minimize the effect of exchange rate fluctuation in comparisons between periods, the discussion of BBI’s operating results have been presented in Australian dollars to provide users with a more meaningful analysis of changes in operating results of the business segments.

Results of Operations

The following table presents both net income and ANOI by segment on a proportionate basis:

(millions, unaudited)	Year Ended June 30, 2009(1) (A$)		Year Ended June 30, 2009(1) (US$)		Year Ended June 30, 2008(1) (A$)	Year Ended June 30, 2008(1) (US$)
ANOI
Utilities	$117.9		$88.2		$57.2	$51.2
Transportation	74.5		55.7		88.3	79.2
Corporate	(67.4	)(2)	(50.4	)(2)	(43.2)	(38.7)

Total ANOI	$125.0		$93.5		$102.3	$91.7

Net income
Utilities	$30.5		$22.9		$(1.5)	$(1.4)
Transportation	(212.4)		(158.7)		31.0	27.8
Corporate	(208.9	)(2)	(156.1	)(2)	(47.3)	(42.5)

Total Net loss	$(390.8)		$(291.9)		$(17.8)	$(16.1)

(1)	Represents Brookfield Infrastructure’s approximately 40% share of Prime results in addition to its 60.0% interest in the results of the Direct Assets owned by the private funds.
(2)	Includes A$8.2 million (US$6.1 million) of non-recurring costs relating to asset sale and recapitalization efforts.

Utilities Operations

The utilities operations are comprised of a diversified group of primarily regulated businesses including: NGPL, Powerco and IEG. The strategic positioning of these assets results in stable revenue streams being governed by regulatory frameworks and long term contracts. The focus of the utilities segment will be to organically grow the existing businesses due to the requirement to invest additional capital to support the growth of existing end-users:

(millions, unaudited)	Year Ended June 30, 2009(1) (A$)	Year Ended June 30, 2009(1) (US$)	Year Ended June 30, 2008(1) (A$)	Year Ended June 30, 2008(1) (US$)
Revenue	$324.7	$242.7	$252.0	$225.9
Cost attributed to revenues	(135.4)	(101.2)	(118.4)	(106.2)

Net operating income	189.3	141.5	133.6	119.7
Other income (expense)	(5.4)	(4.0)	1.8	1.6
Gains (loss) on sale of business	40.5	30.3	(5.1)	(4.6)
Interest expense, net	(98.9)	(73.9)	(77.3)	(69.3)
Cash taxes	(7.6)	(5.7)	4.2	3.8

ANOI	117.9	88.2	57.2	51.2
Depreciation and amortization	(43.3)	(32.3)	(42.2)	(37.9)
Other non cash items	(31.0)	(23.2)	(10.6)	(9.5)
Impairment	(15.5)	(11.6)	—	—
Deferred taxes	2.4	1.8	(5.9)	(5.2)

Net income (loss)	$30.5	$22.9	$(1.5)	$(1.4)

(1)	Represents Brookfield Infrastructure’s approximate 40% share of BBI’s results.

On a proportionate basis, BBI’s utilities operations earned net operating income and ANOI of A$189.3 million and A$117.9 million, respectively, for the twelve month-period ended June 30, 2009, compared with A$133.6 million and A$57.2 million in the same period in 2008.

For the twelve-month period ended June 30, 2009, NGPL’s net operating income and ANOI were A$95.9 million and A$44.2 million, respectively, compared with A$29.1 million and A$15.0 million in the same period of 2008. The significant increase is attributable mainly to a full year contribution from NGPL as compared to the prior period, which represents only four months of contribution. On a full year basis, the underlying performance of NGPL was strong, driven by increasing demand for both its transportation and storage services as a result of the proximity of the pipeline to both expanding low cost gas production areas and due to ongoing U.S. gas price volatility.

For the twelve-month period ended June 30, 2009, Powerco’s net operating income and ANOI were A$57.7 million and A$71.5 million, respectively, compared with A$75.1 million and A$33.8 million in the same period of 2008. The decrease in net operating income is primarily due to the sale of 58% of the company in February 2009. Excluding the effect of the partial sale of the company, net operating income levels remained consistent with prior year results as increases in electricity revenues of 3% and increases in customer contributions associated with new electricity connections were offset by the New Zealand Commerce Commission’s decision to lower gas tariffs. The increase in ANOI is primarily due to the A$51.6 million gain recorded on the 58% sale of the company.

For the twelve-month period ended June 30, 2009, IEG’s net operating income and ANOI were A$34.5 million and A$6.4 million, respectively, compared with A$28.4 million and A$13.5 million in the same period of 2008. The small increase in net operating income is attributable mainly to the Offshore Islands businesses benefiting from a colder winter and lower wholesale gas prices, while the UK business experienced an increase in revenues driven by a 10.5% increase in gas and electricity connections despite a slump in both residential and commercial construction. The decline in ANOI is due to higher interest expense and a loss on sale of the company’s Portuguese business of A$7.6 million which closed in May 2009.

Transportation Operations

The transportation segment is comprised of a diversified portfolio of assets consisting of DBCT, PD Ports, WestNet Rail and Euroports. These assets serve as critical components in the transportation and shipment of containers, commodities and other bulk goods globally. Cash flows generated represent a combination of unregulated and regulated revenues which are underpinned by the strategic positioning of these assets. This segment is expected to provide continued growth from each asset correlated with a combination of GDP growth and inflation in their respective geographic locations.

(millions, unaudited)	Year Ended June 30, 2009(1) (A$)	Year Ended June 30, 2009(1) (US$)	Year Ended June 30, 2008(1) (A$)	Year Ended June 30, 2008(1) (US$)
Revenue	$683.5	$510.9	$602.8	$540.6
Cost attributed to revenues	(501.9)	(375.1)	(446.7)	(400.5)

Net operating income	181.6	135.8	156.1	140.1
Other	(2.6)	(1.9)	(4.1)	(3.7)
Gain (loss) expenses on sale of business	(0.9)	(0.7)	1.6	1.4
Interest expense, net	(109.3)	(81.7)	(75.6)	(67.8)
Cash taxes	5.7	4.2	10.3	9.2

ANOI	74.5	55.7	88.3	79.2
Depreciation and amortization	(65.0)	(48.6)	(66.5)	(59.6)
Impairments on assets	(249.7)	(186.5)	—	—
Other non cash items	2.1	1.5	9.7	8.6
Deferred taxes	25.7	19.2	(0.5)	(0.4)

Net income (loss)	$(212.4)	$(158.7)	$31.0	$27.8

(1)	Represents Brookfield Infrastructure’s approximate 40% share of BBI’s results in addition to its 60.0% interest in the Direct Assets owned by the private funds.

On a proportionate basis, BBI’s transportation operations earned net operating income and ANOI of A$181.6 million and A$74.5 million, respectively, for the twelve months period ended June 30, 2009, compared with A$156.1 million and A$88.3 million in the same period in 2008.

For the twelve-month period ended June 30, 2009, DBCT’s net operating income and ANOI were A$61.5 million and A$35.8 million, respectively, compared with A$38.8 million and A$34.6 million in the same period of 2008. The increase in net operating income is attributable to the phased implementation of the Stage 7 expansion occurring throughout the 2009 fiscal year, the final phase of which was completed July 1, 2009. Upon completion DBCT is now one of the largest coal export terminals in the world with capacity of 85 Mtpa which is fully contracted under long term take or pay contracts. The ANOI remained virtually flat on a year over year basis primarily due to increased interest expense from increased borrowings to finance the Stage 7 expansion and revenue from the expansion only being earned for a portion of the year. The year ended June 30, 2010 will see a full year of revenue contribution from the entire Stage 7 expansion.

For the twelve-month period ended June 30, 2009, PD Ports’ net operating income and ANOI were A$28.6 million and A$4.4 million, respectively, compared with A$39.1 million and A$18.2 million in the same period of 2008. Revenue levels declined in 2009 compared to the prior period due to the challenging economic conditions experienced in the UK. Traffic through PD Ports has been lower this year compared to the previous year on all major product streams, including liquids, dry bulk, containers and general cargo. Margins were also negatively impacted during the year decreasing to 27% from 30% in the prior year. PD Ports’ management are implementing a significant cost rationalization program which is expected to stabilize profitability.

For the twelve-month period ended June 30, 2009, WestNet Rail’s net operating income and ANOI were A$41.5 million and A$22.3 million, respectively, compared with A$37.5 million and A$17.3 million in the same period of 2008. The company’s increase in net operating income and ANOI is due to a strong grain harvest at the end of the 2008 calendar year, an increase in general WA freight and stable mineral traffic. Overall tonnage of 54.4 Mtpa was up 3% over the previous year.

For the twelve-month period ended June 30, 2009, Euroports’ net operating income and ANOI were A$50.2 million and A$12.0 million, respectively, compared with A$40.7 million and A$18.2 million in the same period of 2008. The increase in net operating income and ANOI reflects a full year of operating results from the entire portfolio of seven businesses. On a comparable basis, the company experienced a decline of 12% in overall volumes as a result of the European economic slowdown. A 5% increase in container volumes, reflecting the niche nature of Euroports’ container business, was more than offset by the 14% decline in non-container volumes resulting from the economic conditions in Europe, reduced availability of trade financing and a poor Northern European sugar harvest in fiscal year 2008. Subsequent to June 30, 2009, BBI sold 40% of the business which resulted in a goodwill impairment charge being recognized at June 30, 2009 in the amount of A$79.8 million.

Capital Expenditures

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

	Years Ended June 30,
(US$, millions, unaudited)	2009	2008
Maintenance capital expenditures by segment
Utilities	$11.3	$7.3
Transportation	25.4	20.0

	$36.7	$27.3

Growth capital expenditures by segment
Utilities	$26.7	$26.8
Transportation	150.1	246.5

	$176.8	$273.3

Outlook

DBCT completed the A$1,448 million Stage 7 expansion of its facilities on July 1, 2009. Upon completion, it began earning its current authorized return of 10% on its provisionally allowed rate basis of approximately A$2,350 million on a 100% basis.

PRO FORMA RESULTS OF BROOKFIELD INFRASTRUCTURE

The pro forma results of Brookfield Infrastructure include the results for Brookfield Infrastructure’s existing business in addition to the BBI business (including the Direct Assets purchased through one or more Brookfield-sponsored private funds). The pro forma consolidated statements of operations has been prepared from the historical financial statements of Brookfield Infrastructure and BBI. Certain pro forma adjustments have been made to the historical results in order to present the consolidated financial information of Brookfield Infrastructure after the acquisition and restructuring. Specifically, the following significant adjustments have been recorded in these pro forma consolidated statement of operations:

•	Adjustments to conform the results of operations of BBI to match the reporting period of Brookfield Infrastructure;

•	The results of operations of BBI have originally been prepared in accordance with A-IFRS. The pro forma consolidated statement of operations reflect adjustments necessary to conform to U.S. GAAP; and

•	Pro forma adjustments related to the Transaction and related transactions.

The following table presents both pro forma net income and pro forma ANOI by segment on a proportionate basis:

(millions, unaudited)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
ANOI
Utilities	$143.4	$145.1
Transportation	32.5	97.7
Timber	(0.6)	12.8
Corporate	(18.5)	(48.7)

Total	$156.8	$206.9

Net income
Utilities	$102.8	$48.9
Transportation	(87.4)	16.8
Timber	(13.2)	6.7
Corporate	(47.1)	(109.4)

Total	$(44.9)	$(37.0)

Utilities Operations

This segment includes our current utilities assets comprised of Transelec and Ontario Transmission, in addition to BBI’s utilities business comprised of NGPL, Powerco, IEG and TGN. The following table presents the utilities segment’s pro forma proportionate share of financial results:

(millions, unaudited)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$147.6	$366.2
Cost attributed to revenues	(48.9)	(138.8)
Dividend income	3.5	14.3

Net operating income	102.2	241.7
Other income (expense)	(7.8)	7.3
Gains on sale of business	99.4	(3.7)
Interest expense, net	(44.0)	(102.2)
Cash taxes	(6.4)	2.0

ANOI	143.4	145.1
Depreciation and amortization	(23.2)	(59.2)
Unrealized losses on derivative instruments and other	(8.1)	(6.6)
Other non cash items	(3.5)	(24.1)
Deferred taxes	(5.8)	(6.3)

Net Income	$102.8	$48.9

Transportation Operations

This segment is comprised of the transportation operations of BBI and the Direct Assets. It is comprised of DBCT, PD Ports, Euroports and WestNet Rail.

The following table presents the transportation segment’s pro forma proportionate share of financial results:

(millions, unaudited)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$253.0	$666.5
Cost attributed to revenues	(179.4)	(489.2)

Net operating income	73.6	177.3
Other income	(2.3)	(2.2)
Gains / (losses) on sale of business	(0.8)	1.8
Interest expense, net	(43.4)	(89.0)
Cash taxes	5.4	9.8

ANOI	32.5	97.7
Depreciation and amortization	(36.8)	(79.0)
Unrealized losses on derivative instruments and other	(12.6)	7.1
Other non cash items	(1.9)	(1.5)
Deferred taxes	(9.1)	(7.5)
Impairment	(59.5)	—

Net Income	$(87.4)	$16.8

Timber Operations

This segment is comprised of the timber operations of the Partnership, Longview and Island Timberland. The following table presents the timber segment’s pro forma proportionate share of financial results.

(millions, unaudited)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Revenue	$40.3	$124.8
Cost attributed to revenues	(28.4)	(81.8)

Net operating income	11.9	43.0
Other income	0.4	(0.5)
Interest expense	(12.8)	(29.0)
Cash taxes	(0.1)	(0.7)

ANOI	(0.6)	12.8
Depreciation, depletion and amortization	(12.3)	(36.7)
Performance fee	(6.1)	12.8
Deferred taxes	5.8	17.8

Net Income	$(13.2)	$6.7

Capital Expenditures

The following table provides a breakdown of Brookfield Infrastructure’s proportionate share of maintenance and growth capital expenditures for its existing business in addition to the BBI businesses.

(millions, unaudited)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Maintenance capital expenditures by segment
Utilities	$7.6	$19.0
Timber	4.3	5.2
Transportation	12.8	23.5

	$24.7	$47.7

Growth capital expenditures by segment
Utilities	$19.6	$42.6
Timber	—	—
Transportation	50.1	218.5

	$69.7	$261.1

Borrowings

The following table sets out our pro forma scheduled principal repayments as at June 30, 2009 over the next five years. The table includes proportionate borrowings for Brookfield Infrastructure’s existing businesses in addition to the borrowings of BBI.

(US$, millions, unaudited)	Average Term (years)	2009	2010	2011		2012	2013	Beyond	Total
Recourse borrowings
Corporate borrowings	2.0	$—	$—	$161.5	(1)	$—	$—	$—	$161.5	(1)

Total recourse borrowings	2.0	—	—	161.5		—	—	—	$161.5

Non-recourse borrowings
Utilities	5.7	—	58.0	323.0		—	400.7	351.8	1,133.5
Timber	8.8	—	—	—		—	127.1	347.7	474.8
Transportation	6.8	95.4	100.5	492.8		24.2	136.6	578.4	1,427.9

Total non-recourse borrowings	7.1	95.4	158.5	815.8		24.2	664.4	1,277.9	3,036.2

Total	6.8	$95.4	$158.5	$977.3		$24.2	$664.4	$1,277.9	$3,197.7

(1)	This was repaid subsequent to June 30, 2009, using the proceeds from the sale of TBE.

FINANCING PROCEEDS

We intend to use the net proceeds of the Financings and the Brookfield Investment, involving the issuance by Brookfield Infrastructure to Brookfield of RPUs, to finance the Transaction.

The proceeds of the Financings and the Brookfield Investment are likely to be denominated in Canadian and U.S. dollars while we will have to pay for the Investment and the Direct Assets in Australian dollars and British pounds. As a result, fluctuations in exchange rates could affect the cost of the Transaction to us. Furthermore, if we choose to hedge those risks, there will be costs associated with those hedges. If as a result of fluctuations in exchange rates we do not have enough cash to fund the Investment and purchase of the Direct Assets, our Investment will decrease.

If the Unitholder Resolution is not approved, then the amount of RPUs to be issued to Brookfield will be reduced by between approximately $220 million to $293 million so that no more than $157 million of RPUs (or RPUs representing 25% of the Partnership’s market capitalization as at September 30, 2009) will be issued to Brookfield. In addition, if Brookfield’s investment in Brookfield Infrastructure is reduced our participation in the Transaction will be reduced by the same amount.

The following table shows our sources and uses of funds with respect to the Transaction (US$, in millions):

Sources		Uses
Financings	$575.2	Prime (39.9% interest)(1)	$656.2
Brookfield Investment(1)	376.7	DBCT (30% interest)(2)	163.0
		PD Ports (60% interest)(3)	98.0
		Fees and expenses	34.7

Total Sources	$951.9	Total Uses	$951.9

(1)

Assumes that the Unitholder Resolution is passed. If it is not passed, the Brookfield Investment will be $157 million and our ownership interest in Prime will decrease to approximately $440 million, or approximately 27%. Brookfield will acquire the remaining approximately 13% interest in Prime.

(2)

Our post-closing interest in DBCT will be 49.9% consisting of both a direct investment in convertible notes and an interest through our approximately 40% interest in Prime. Post Closing, Brookfield or a Brookfield-sponsored entity will own a 20% interest in DBCT through a direct investment in convertible notes. If the Unitholder Resolution is not passed, the Partnership’s post-closing interest in DBCT will be approximately 43%.

(3)	Post-closing, Brookfield or a Brookfield-sponsored entity will own the remaining 40% interest in PD Ports.

ALTERNATIVE FINANCING PROCEEDS

If the Transaction is not completed, we will use the proceeds of any Financings, as well as the proceeds of the Brookfield Investment, for investment opportunities, working capital and other general corporate purposes and management believes we will be able to invest the net proceeds within a reasonable period of time.

We believe that BBI’s current liquidity profile and balance sheet does not allow it to meet its near-term obligations, including its upcoming A$300 million debt maturity in February 2010. We believe that, absent the Transaction, it is highly likely that BBI will need to immediately commence a restructuring process or seek to divest certain of its assets. We believe that Brookfield and the Partnership should have a competitive advantage in acquiring assets given the extensive due diligence completed in connection with the negotiation of the Transaction.

Under the Implementation Agreement, we have rights to acquire specific assets in the event that the Transaction is not completed. Other than if the Transaction is not completed solely as a result of a breach by us or Brookfield, for a period of 12 months following the termination of the Implementation Agreement, we will have a right of first refusal to acquire a 100% of BBI’s interest in DBCT. In addition, we will have a call option in respect of PD Ports. The call option for PD Ports permits us, in our sole discretion, to acquire PD Ports for £3 (including the assumption of £315 million in debt) plus payment of success fees otherwise payable by BBI as a result of the sale of PD Ports. Transfers of the above interests following exercise of the call option or right of first refusal would be subject to various conditions, including obtaining necessary lender and other third party approvals and consents (although the PD Ports’ call option is not subject to lender approval). See “The Transaction – Transaction Agreements – Implementation Agreement”.

In the event of a Superior Proposal, as defined in the Implementation Agreement, we will have a right to match and to execute a transaction on terms equivalent to those of the Superior Proposal. Otherwise, we intend to pursue acquisitions that are consistent with our acquisition strategy.

In the event the Transaction is not completed, Management believes we will be able to invest the net proceeds from any Financings within a reasonable period of time, however such proceeds may not be invested in a timely manner, and the return from such alternative use of proceeds may be lower than the returns anticipated from the Transaction. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the capitalization of the Partnership since June 30, 2009.

The following table sets forth the Partnership’s total assets and total net assets as at June 30, 2009 on an actual basis and as adjusted to give effect to the transactions referred to in Brookfield Infrastructure’s unaudited pro forma consolidated financial statements filed separately, as though they had each occurred on June 30, 2009.

This information should be read in conjunction with “Supplemental Information and Analysis of Financial Condition and Results of Operations” and Brookfield Infrastructure’s unaudited pro forma consolidated financial statements, including the notes thereto, contained elsewhere in this document.

	As at June 30, 2009
(unaudited in millions)	Actual	Pro Forma(1)
Assets
Limited partnership investment in Brookfield Infrastructure	$547.7	$1,088.8
Total assets	547.7	1,088.8

Liabilities	$—	$—
Net assets	547.7	1,088.8

Total net assets	$547.7	$1,088.8

(1)

Assumes the Unitholder Resolution is approved. If it is not approved, the limited partnership investment in Brookfield Infrastructure and total net assets will be $958.8 million. See the Partnership’s and Brookfield Infrastructure’s unaudited pro forma financial statements, and the notes thereto, filed separately.

RISK FACTORS

The risks and uncertainties below represent the risks that the Partnership believes are material to Unitholders. If any of the events or developments discussed below actually occurs, the Partnership’s assets, liabilities, business, financial condition, results of operations and distributable cash could be adversely affected. Other factors not presently known to the Partnership or that the Partnership presently believes are not material could also affect the Transaction or the future business and operations of the Partnership.

Risks and uncertainties relating to the business and operations of the Partnership are also discussed in the materials that the Partnership files with securities regulatory authorities in Canada from time to time, including its Annual Report and the other documents of the Partnership filed with the SEC.

Risks Relating to the Transaction

Risks Related to the Transaction

The following risks relate to the consummation of the Transaction. Please refer to “– Risks Related to Prime and the Direct Assets” for a discussion of additional risks raised by the Transaction.

The Transaction may not be completed as planned and, in that event, the use of any Financing proceeds is not certain.

The Transaction is subject to a number of closing conditions, including securityholder, regulatory and other third party approvals, that are beyond our control and may not be satisfied. If the Transaction is not completed on the terms agreed with BBI, the market value of LP Units may decline significantly and we may not be able to achieve the benefits described in this document. If a Superior Proposal is made to BBI, then we have the right to match the higher price, but our expected benefits from the Transaction might be reduced. If we do not match the terms of the Superior Proposal, we will not be able to complete the Transaction or realize the benefits.

If the Unitholder Resolution is not approved, our investment in Prime will be reduced and we may not be able to achieve all of the benefits described in this document.

If the Transaction is not completed and we are able subsequently to acquire certain of BBI’s assets through the exercise of a right of first offer, call right or otherwise, the price at which such acquisitions are made and the other terms thereof may not be as favorable to us as in the Implementation Agreement. If we are not able to acquire those assets, or to the extent there are any surplus proceeds of the Financings, Brookfield may not be able to identify alternative investments that are of a comparable quality to the BBI assets in a timely manner or at all. In addition, if all or a portion of the proceeds of the Financings or the Brookfield Investment are not deployed in a timely manner following closing, or if the return is lower than the returns anticipated from the Transaction, the Partnership’s cash flow may not be able to sustain distributions at existing levels.

As a result of the Transaction, certain stakeholders of BBI may have their rights compromised or their interests diluted. Such stakeholders may bring a claim against BBI or us, which could disrupt the completion of the Transaction or affect our or Prime’s ability to realize the benefits anticipated therefrom.

Acquisitions, including the Transaction and any acquisitions we may complete using the proceeds of Financings if the Transaction is not completed, may subject us to additional risks.

Any acquisitions we complete will likely involve some or all of the following risks, which could materially and adversely affect our business, results of operations or financial condition:

•	the difficulty of integrating the acquired operations and personnel into the current operations;

•	potential disruption of the current operations;

•	diversion of resources, including Brookfield’s time and attention;

•	the difficulty of managing the growth of a larger organization;

•	the risk of entering markets in which we have little experience;

•	the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; and

•	the risk of environmental or other liabilities associated with the acquired business.

If any acquisition, including the Transaction, is completed, we may not receive the anticipated benefits within the time periods contemplated, or at all.

The Transaction will result in a significant increase in the size of our operations, including operations in new geographic areas and industry segments, and our manager may have difficulty managing these additional operations.

The Transaction will add eight new operations to our current operations. Some of these operations, including DBCT and NGPL, are in segments that are new for us and Brookfield. We depend on the diligence and skill of Brookfield’s professionals to manage us, including our new operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. In addition, the operations in new geographic areas or new industry segments may introduce unfamiliar challenges or issues for Brookfield. If Brookfield does not effectively manage the additional operations, we may not achieve our expected results for the Transaction and our existing business, financial condition and results of operations will be adversely affected.

The Transaction may give rise to contingent liabilities.

The Transaction involves risks that could materially and adversely affect our business, including the failure to achieve expected results. Our current operations, including the investment in Prime, DBCT and PD Ports may give rise to liabilities, such as claims for failure to comply with government regulations or other past activities. Accordingly, there is risk regarding any undisclosed or unknown liabilities or issues concerning those operations. The representations, warranties and indemnities of Prime to us in connection with the Transaction are limited and for the most part neither protect us against these liabilities nor guarantee the value of our investment.

Prime’s statutory and proportional leverage ratios will deteriorate if AET&D and CSC are no longer classified as assets held for sale.

The pro forma financial information presented in this document reflects the classification of Prime AET&D and CSC as assets held for sale under A-IFRS on the basis that it is highly probable (and BBI’s directors have expressed their intention) that these assets will be disposed of within the next 12 months. In the event that the AET&D and CSC assets cannot be classified as assets held for sale or a disposal does not occur, the assets and liabilities and financial performance of these assets will be required to be included in the statutory financial statements of Prime. A change in classification will result in an increase in Prime’s statutory and proportional debt position and a deterioration in Prime’s statutory and proportional leverage ratios. Prime’s proportionate leverage at June 30, 2009 would increase from 68% to 76% on a pro forma basis if AET&D and CSC were not treated as held for sale and recognized at fair value less costs to sell on July 1, 2009.

We will not have a controlling interest in Prime and are therefore dependent on Prime’s management.

We will not have a controlling interest in Prime. Prime’s operations depend on the abilities, experience and efforts of Prime’s management and other key employees. Should any of these people be unable or unwilling to continue in their employment, this could potentially have a material adverse effect on the business, financial condition and results of operations of Prime. We are reliant on Prime’s management team to successfully manage the business and operations of Prime, however should Prime’s management team fail to perform in accordance with our expectations, it could have a negative effect on our business, financial condition and results of operations.

Risks Related to the LP Units

The market price of the LP Units may fluctuate and purchasers may not be able to resell the LP Units.

The market price of the LP Units may fluctuate due to a variety of factors relative to our business, including announcements of new developments, fluctuations in our operating results, sales of the LP Units in the marketplace, failure to meet analysts’ expectations, the aftermath of any public announcements made in regard to the Financings, general market conditions or the worldwide economy. In addition, because of our significant interest in Prime following closing of the Transaction, the market price of the LP Units may also be affected by fluctuations in the price of Prime’s securities. In recent years, the LP Units and the stock market have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the LP Units will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Issuance of additional LP Units may result in dilution to holders of LP Units.

The Limited Partnership Agreement allows the Managing General Partner to issue LP Units at its sole discretion for such consideration and on such terms and conditions as shall be established by the Managing General Partner without the approval of the Unitholders. Upon successful completion of the Transaction, a total of up to    •    LP Units will have been issued. Issuances of additional LP Units, including in connection with the Redemption—Exchange Mechanism, may result in dilution to the holders of LP Units.

The Unitholders do not have a right to vote on partnership matters or to take part in the management of the Partnership.

Under the Limited Partnership Agreement, the Unitholders are not entitled to vote on matters relating to the Partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of the Partnership. In particular, the Unitholders do not have the right to remove the Managing General Partner, to cause the Managing General Partner to withdraw from the Partnership, to cause a new general partner to be admitted to the Partnership, to appoint new directors to the Managing General Partner’s board of directors, to remove existing directors from the Managing General Partner’s board of directors or to prevent a change of control of the Managing General Partner. In addition, except as prescribed by applicable laws, the Unitholders’ consent rights apply only with respect to certain amendments to the Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, the Unitholders are not able to influence the direction of the Partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of the Partnership. Consequently, the Unitholders may be deprived of an opportunity to receive a premium for their LP Units in the future through a sale of the Partnership and the trading price of the LP Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

For a discussion of further operating risks raised by the Transaction, see “—Risks Related to Prime and the Direct Assets”.

Risks Relating to the Partnership

We are a recently formed partnership with limited separate operating history and the historical financial information included herein for periods prior to November 27, 2007 does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

We were formed on May 21, 2007 and commenced activities on November 27, 2007. Our limited operating history will make it difficult to assess our ability to operate profitably and make distributions to Unitholders. The combined results of our current operations have only recently been reported on a stand-alone basis and the historical financial statements included in this document cover periods during which some of the current operations were not under our control or management and, therefore, may not be indicative of our future financial condition or operating results. You should carefully consider the basis on which the historical financial information included herein was prepared and presented.

The market price of our LP Units may be volatile.

The market price of our LP Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our LP Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of the Partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community; and changes in U.S. tax laws that make it impractical or impossible for the Partnership to continue to be taxable as a partnership for U.S. federal income tax purposes.

The Partnership’s and Brookfield Infrastructure’s financial statements may not present the Partnership’s financial results in the most meaningful manner.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using equity accounting because the Partnership does not control Brookfield Infrastructure, the general partner of which is controlled by Brookfield. Furthermore, as most of our current operations are accounted for using equity or cost accounting, Brookfield Infrastructure’s financial statements do not include a detailed breakdown of the components of net income, cash flow or Unitholders’ equity for most of the current operations. The only operations that are currently consolidated into Brookfield Infrastructure’s financial statements are the Ontario Transmission Operations. Although we provide certain income statement and balance sheet line items for the current operations on a segmented basis in a note to Brookfield Infrastructure’s financial statements, such information does not include the level of detail and note discussion that would be provided if such operations were consolidated into the Partnership’s and Brookfield Infrastructure’s financial statements. While separate audited financial statements for most of the current operations are included in this document (see “Summary Historical and Pro Forma Financial and Operating Data”), the obligation to provide similar disclosure in the future will depend on the significance of each of the current operations at each year end relative to the overall assets and income. Accordingly, we may not continue to provide separate audited financial statements for each or any of the operations on an ongoing basis.

In addition, we do not expect to be able to provide investors with audited financial statements containing meaningful year-to-year comparisons of financial performance for several years because our results only reflect results for the current operations from and after the date we or, in some cases, Brookfield acquired them.

Our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness under our credit facility, which contains certain restrictive covenants, or otherwise.

The operating entities have a significant degree of leverage on their assets, including acquisition-related leverage, which is not reflected in our historical financial statements. In addition, we may increase the leverage on the assets. In addition, Prime and the Direct Assets are highly leveraged assets and are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors.

On a proportionate basis, the debt balance of all of the current operations was approximately $846 million as of June 30, 2009, with an annual debt service obligation of approximately $54 million. On a pro forma, proportionate basis, we may also incur indebtedness under one or more credit facilities, in addition to any asset-level indebtedness. On June 17, 2009, the Partnership closed a $200 million revolving senior secured credit facility which is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes.

The terms of the senior secured credit facility subjects us to financial and operating covenants which restrict the ability to engage in certain types of activities and make distributions in respect of equity. For example, the facility contains negative covenants that significantly restrict Brookfield Infrastructure including, among others, limitations on debt, liens, investments, mergers and operating activities, and restrictions from making any distributions on its equity unless immediately prior to, and after giving pro forma effect to, such distribution, no default has occurred and is continuing and Brookfield Infrastructure meets a minimum interest coverage ratio. If we fail to satisfy any debt service obligations under the facility or breach any financial or operating covenants thereunder, we will be prohibited from making any distributions until such breach is cured or the lenders could declare all advances outstanding under the senior secured credit facility to be immediately due and payable and could foreclose on the assets pledged as collateral.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

The proceeds of the Financings and the Brookfield Investment are denominated in Canadian and U.S. dollars while we will have to pay for the Investment and the Direct Assets in Australian dollars and British pounds. As a result, fluctuations in exchange rates could affect the cost of the Transaction to us. Furthermore, if we choose to hedge those risks, there will be associated costs. If as a result of fluctuations in exchange rates we do not have enough proceeds to fund the Investment and purchase of the Direct Assets, our Investment will decrease.

Some of our current operations and a majority of the operations of Prime and the Direct Assets are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar which we must convert to U.S. dollars prior to making distributions and certain of the operations have revenues denominated in currencies different than the expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could make it more expensive for the customers to purchase the services and consequently reduce the demand for the services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our results of operations and financial position.

When managing the exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that we enter into generally will depend on the ability to structure contracts that appropriately offset the risk position. As a result, while we may enter into such transactions in order to reduce the exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions) and if we were deemed an “investment company” under the U.S. Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The U.S. Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. The Partnership has not been and does not intend to become regulated as an investment company and the Partnership intends to conduct its activities so it will not be deemed to be an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of the operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify the organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which would potentially cause the Partnership to be deemed an investment company under the U.S. Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and the business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, restructuring the Partnership and the Holding Entities, amendment of the Limited Partnership Agreement or the termination of the Partnership, any of which could materially adversely affect the value of the LP Units. In addition, if the Partnership were deemed to be an investment company under the U.S. Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of the LP Units.

The Partnership is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic issuers listed on the NYSE.

Although the Partnership is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about the Partnership than is regularly published by or about other public limited partnerships in the United States and the Partnership is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide the Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large Unitholders of the Partnership are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to the Partnership.

The Partnership is an “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws.

Although the Partnership is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if the Partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC, are filed in Canada and sent to the Partnership’s security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about the Partnership than would be available if we were a typical Canadian reporting issuer.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our LP Units.

Pursuant to the Sarbanes–Oxley Act of 2002, management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm will be required to deliver an attestation report on management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited financial statements. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the price of our LP Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Relating to the Operations and the Infrastructure Industry

General Risks

All of the operating entities are subject to general economic conditions and government regulation.

All of the operating entities depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on the financial condition and results of operations. The financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to the business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social and economic developments that may occur in or affect the countries in which the operating entities operate or the countries in which the customers of the operating entities operate or both. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the breakdown or failure of equipment or processes, labour disputes, industrial accidents and the need to comply with the directives of central and local government authorities.

We are subject to risks relating to the global economy.

Many industries, including the industries in which we operate, are impacted by the recent adverse events in global financial markets which have had a profound effect on global economies. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A continued or worsened slowdown in the financial markets or other key measures of the global economy, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. The demand for services provided by the operations are, in part, dependent upon and correlated to economic growth of the regions applicable to the assets and the demand for services sought by the customers of the relevant assets. Lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by the assets. Specifically, the recent global credit/liquidity crisis could materially impact the cost and availability of the financing and the overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact the revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact the production costs; and the devaluation and volatility of global stock markets could materially impact the valuation of the LP Units. Any one of these factors could have a material adverse effect on our condition and results of operations. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of the LP Units may be adversely affected.

We may be exposed to uninsurable losses and force majeure events.

The assets of infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third party claims. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies.

Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including acts of God, fire, flood, earthquakes, war and labour strikes. Some force majeure events may adversely affect a party’s ability to perform its obligations until it is able to remedy the force majeure event.

In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in permanent loss of customers, substantial litigation or penalties for regulatory or contractual noncompliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. Business interruption insurance is not always available, or economic, to protect the business from these risks.

Given the nature of the assets operated by the operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, the timber operations are not insured against losses from fires, many components of the Chilean Transmission Operations are not insured against losses from earthquakes and NGPL, Powerco and IEG self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by us, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

Performance of the operating entities may be harmed by future labour disruptions and economically unfavorable collective bargaining agreements.

Several of the operations have workforces that are unionized and, as a result, they are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labour costs and restrictions of its ability to maximize the efficiency of its operations, which could have a material adverse effect on its operations and financial results.

Occupational health and safety and accident risks.

Infrastructure projects and operational assets are exposed to the risk of accidents that may give rise to personal injury, loss of life, damage to property, disruption to service and economic loss as well as the potential loss, forfeit or suspension of operating licences and potential litigation, material compensation having to be made, claims and fines or other legislative sanction as a result of these accidents, all of which have the potential to impact our cash flow and our ability to make distributions.

Some of the tasks undertaken by employees are inherently dangerous and have the ability to result in serious injury or death. Occupational health and safety legislation and regulations differ in each jurisdiction. If a serious accident were to occur, it could result in material compensation payments having to be made, the loss of a licence or permit required to carry on the business, or other legislative sanction, all of which have the potential to impact our cash flow and ability to make distributions.

The operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose the operating entities to claims for financial compensation and adverse regulatory consequences.

In many instances, ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than is typically imposed on other businesses. For example, the timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs and the utilities operations are subject to government regulation of their rates and revenues. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations could affect the operating entities substantially.

In addition, the operating entities are subject to laws and regulations relating to pollution and the protection of the environment. National and local environmental laws and regulations affect the operations of infrastructure projects. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of infrastructure projects, through increased compliance costs or otherwise. They are also subject to laws and regulations governing health and safety matters, protecting both the public and their employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of the operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences. There is also the risk that the operating entities do not have, or might not obtain, permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licences are obtained before the commencement of operations, many of these licences and permits have to be renewed or maintained over the life of the business. The conditions and costs of these permits, licences and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non-renewal could have a material adverse effect on our financial performance.

We operate in a highly competitive market for acquisition opportunities.

Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and the ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because the competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to anti-trust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for Unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to anti-trust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

Infrastructure assets may be subject to competition risk.

Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that our businesses can renew all their existing contracts or win additional contracts with its existing or potential customers. The ability of our businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access and alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced.

Investments in new infrastructure projects during the construction phase are likely to retain some residual risk.

Investments in new infrastructure projects during the construction phase are likely to retain some residual risk that the project will not be completed within budget, within the agreed timeframe, to the agreed specifications and, where applicable, be successfully integrated into the existing assets.

During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flow, an increase in the capital needed to complete construction and the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier.

Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs and funds being insufficient to complete construction. Such increases may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

Delays in project completion can result in an increase in total project construction costs through higher capitalised interest charges and additional labour and material expenses and, consequently, an increase in debt service costs. It may also affect the scheduled flow of project revenues necessary to cover the scheduled operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery.

The experience, reputation and financial, human and technical resources of the head contractor, key subcontractors and major equipment suppliers for a project are factors relevant in determining the likelihood of the timely completion of the project at the stated price.

Satisfactory financial resources are necessary to support the construction contractor’s obligations relating to liquidated damage payments, performance bonds, indemnities and self-insurance obligations. Sufficient human and technical resources are also necessary to enable them to satisfy their contractual requirements.

These risks are often mitigated by entering into turn-key contracts with availability and performance warranties, liquidated damages regimes, performance bonds, indemnities and self-insurance obligations.

Brookfield has structured some of the operations as joint ventures, partnerships and consortium arrangements, and we expect to do so in the future, which will reduce Brookfield’s control over the operations and may subject us to additional obligations.

Brookfield has structured some of the operations as joint ventures, partnerships and consortium arrangements. An integral part of the strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit the profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield’s involvement. If any of the foregoing were to occur, the financial condition and results of operations could suffer as a result.

In addition, because some of the current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of the operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit the ability to sell the interest in an entity within the desired time frame or on any other desired basis.

Apart from a recent dispute involving one of the joint ventures in Euroports (BPH) which has now been settled, to date, Prime has not experienced any significant disputes with its joint venturers, disputes among joint venturers over joint venture obligations or otherwise that could have a material adverse effect on the financial conditions or results of operations of these businesses. Where assets are held through joint venture arrangements, there may be restrictions which would not apply where an asset is wholly owned. For example, in certain circumstances the co-owners may have preemptive and default rights over Prime’s interest in the underlying assets.

There are a variety of risks relating to the utilities operations.

There are a variety of risks relating to the utilities operations, including:

•	The utilities operations may require substantial capital expenditures in the future;

•	The utilities operations may engage in development projects which may expose us to various risks associated with construction;

•	Clients of the utilities operations may default on their obligations under the relevant contractual arrangements;

•	The utilities operations may be adversely affected by changes in tolls or regulated rates; and

•	The lands used in the utilities operations may be subject to adverse claims or governmental or aboriginal rights.

There are a variety of risks relating to the timber operations.

There are a variety of risks relating to the timber operations, including:

•	The financial performance of the timber operations may be affected by economic recessions or downturns;

•	A variety of factors may limit or prevent harvesting by the timber operations, including weather conditions;

•	The timber operations operate in a highly competitive industry, subject to price fluctuations;

•	The ability to harvest timber may be adversely affected by aboriginal claims; and

•	Federal restrictions on Canadian Timber Operations may require us to decrease our planned export of logs.

There are a variety of risks relating to the transportation operations.

There are a variety of risks relating to the transportation operations, including:

•	The financial performance of the transportation operations may be affected by economic recessions or downturns;

•	Clients of the transportation operations may default on their obligations under the relevant contractual arrangements;

•	Changes in government regulation, including changes to access rights, could adversely affect economic returns or cash flow;

•	The transportation operations may require substantial capital expenditures in the future;

•	The lands used in the transportation operations may be subject to adverse claims or governmental or aboriginal rights; and

•	The transportation operations are regulated and may be exposed to increased regulation as a result of heightened concerns regarding national security.

There are a variety of risks relating to PPP and social infrastructure operations.

There are a variety of risks relating to PPP operations, including:

•	We may be required to retain risks inherent in a PPP project and may be exposed to risks of default by the sub-contractors;

•	government policy towards the social infrastructure operations may change;

•	Political attitudes towards PPP funding models of social infrastructure may change;

•	We may experience operating cost overruns in relation to a project;

•	The PPP project activities may include significant development activities, which may expose us to various risks associated with construction;

•	Changes in law requiring capital expenditures could have a material adverse effect on the operations; and

•	The public sector clients may default on their obligations under the relevant contractual arrangements.

As a result of the actions of the Holding Entities, we could be subject to various legal proceedings.

In the normal course of our activities, we, as a result of the actions of the Holding Entities, are and could be subject to various legal proceedings concerning disputes of a commercial nature, to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have a negative impact on our financial position or operating results during a given quarter or financial year.

Risks Related to Prime and the Direct Assets

In addition to the risks related to infrastructure assets generally, disclosed under the section “– Risks Relating to the Financings and the Transaction – Risks Related to the Operations and the Infrastructure Industry”, certain specific risks to Prime’s business and the Direct Assets have been identified.

Several of BBI’s investments are subject to a review of their respective access and pricing arrangements on a periodic basis.

Access arrangements for DBCT

Coal handling services at DBCT are a declared service under the Queensland Competition Authority Act 1997 (“QCA Act”). As such, access to DBCT is regulated by the Queensland Competition Authority (“QCA”). The current access arrangements under the QCA Act expire on December 31, 2009. DBCT has lodged a request with the QCA for the current access arrangement to continue to apply until December 31, 2010. Prime believes that QCA is supportive of the request and expects a decision to be made in October 2009. In the unlikely event that an extension is not granted, Prime would not expect this to have a material impact on DBCT; however, there would be a necessity to rapidly progress the request for the new access undertaking submission immediately. If the extension request is not granted, there is a risk that current access arrangements will change after December 31, 2009.

Inclusion of Non Expansionary Capital Expenditure Stage 7 expansion costs in regulated asset base (“RAB”)

Phase 1 of Stage 7 expansion was commissioned in March 2008. Consequently, DBCT has received revenue since April 2008 on the basis of Annual Allowance Revenue (“AAR”) determined on estimated construction costs accepted by the QCA as part of a Draft Amending Access Undertaking (“DAAU”). Following commissioning of the Phase 1 of Stage 7 expansion, DBCT has been finalising the calculation of the actual costs of the expansion. As a result of this forecast increase in RAB, we have been informed that DBCT’s management expects a positive retrospective AAR adjustment of A$6 million for the period from the commissioning date and the forecast acceptance of the secondary DAAU containing the final costs. Furthermore, DBCT is undertaking a program of Non Expansionary Capital Expenditure works, which has been approved by the users, the cost of which is also anticipated to be included into the RAB. We have been informed that management of DBCT estimates an increase in RAB, resulting in an increase in the AAR of A$12 million for the period since commission to the forecast acceptance of the secondary DAAU. There is a risk that the QCA could deny up to all of DBCT’s claims for approval of increases in the RAB. Rejection of the additional RAB claims would potentially reduce ongoing AAR in addition to the one-off retrospective increases in AAR described above.

Powerco’s electricity distribution business is subject to price path and quality thresholds

Powerco’s electricity and gas distribution businesses are subject to regulation in New Zealand. Electricity operates under a price and quality threshold that determines the increase in the price that can be applied by Powerco, calculated as “CPI – X”. Powerco’s X is currently set at 2%. The current price path threshold period ends on April 1, 2010 and the New Zealand Commerce Commission (“NZCC”) will determine what Powerco’s X will be for the period from April 1, 2010 to March 31, 2015. On September 8, 2009 NZCC published a draft decision which provides that for the next pricing period Powerco’s X will be zero for all New Zealand electricity line companies. The NZCC will not make a final decision until December 2009 and is making this decision for the first time; there is a risk that the X factor could be higher than that currently being forecast by Prime, thereby reducing forecast revenue.

NGPL’s transportation and storage rates may be subject to a rate review by FERC in the future.

The rates that NGPL charges its customers for the transportation and storage of natural gas is regulated by FERC. FERC provides a regulated framework for shippers and transmission pipeline owners to reach commercial agreement without direct intervention under a maximum rate regime and there is no periodic rate case obligation. NGPL was last subject to a rate review by FERC in 1996. A customer of NGPL or FERC itself can initiate a rate review of NGPL’s rates if they deem them to be unreasonable. In the event that a rate case were to be initiated, it is possible that FERC could find that NGPL’s rates are unreasonable and if NGPL’s rates were reduced as a result, it could have a material adverse effect on revenues earned in future periods.

Prime is currently in dispute with the Australian Tax Office (the “ATO”) relating to certain payments made in relation to the long-term lease of DBCT.

Prime is currently in dispute with the ATO regarding the deductibility of certain payments made in relation to the long-term lease of DBCT. The ATO has issued amended assessments to Prime for the years ended June 30, 2002 through 2008. The amended assessments are for primary tax of A$101.9 million plus interest of A$45.1 million. (Prime has deposited 50% of the primary tax and interest in order to mitigate interest accruing on disputed liability). Based on the projected tax loss of Prime’s tax consolidated group, no additional primary tax payable would arise in respect of Prime’s fiscal 2009 if the ATO’s position were upheld. If the ATO’s position is upheld, however, there will be an adjustment payable by Prime to Brookfield and us under the terms of the notes through which Brookfield and we hold our interest in DBCT, by reference to (A) any amount payable to the ATO by a DBCT entity, and (B) the net present value of the net loss in tax benefits otherwise available to DBCT, as a result of the decision. The tax benefits projected to be available to DBCT in the future are A$40.7 million as at July 1, 2009. Prime and DBCT Management Pty Ltd have commenced proceedings in the Federal Court of Australia challenging the amended assessments. The outcome of the above proceedings may also cause a price adjustment in respect of the price paid by Brookfield and by us.

Prime has participated in a number of transactions that are currently the subject of review or ongoing investigation by certain Offices of State Revenue (“OSR”).

Prime has participated in, or assumed obligations in relation to, a number of transactions that are currently the subject of review or ongoing investigation by certain OSRs. The OSR queries predominately seek to determine whether land rich duty is payable in respect of certain transactions undertaken by WestNet Rail and AET&D. If a notice of assessment is issued in respect of any of these transactions, the amount must be paid within one month from the date of assessment. Prime intends to challenge any assessment raised in respect of these transactions and would seek the consent to defer (in whole or in part) the payment of the assessment until its challenge is determined. The OSR may not consent to such an arrangement and, as such, may insist on full payment of the assessed duty within one month of the assessment being issued. The duty payable is a factor of subjective market valuations, and Prime has contractual rights to recover a percentage of assessed amounts from other transaction participants. If every transaction that the OSR were reviewing were assessed and Prime were unable to successfully challenge the amendment, Prime has estimated that it would be liable for up to A$91 million (A$51 million after contractual recovery from other transaction participants).

WestNet Rail may not be able to extend track access agreements.

WestNet Rail owns a network of rail infrastructure which comprises 5,100 km of rail. 45% of the network (2,200 km) is narrow gauge, used primarily for the transport of grain (the Grain Lines) . Although it is 45% of the track by length, the Grain Lines only carry about 10% of the total weight transported on WestNet Rail’s network (5.7 million tonnes per annum, of a total of 52.7 million tonnes).

Prime is currently in negotiations with the Commonwealth government and the Western Australian State government in relation to a potential government funding of the replacement of some of the sleepers on the WestNet Rail Grain Lines. Sleeper replacement of up to A$250 million is required over the next five years to keep the grain rail network operationally competitive with road transport. The Western Australian State government has agreed that for WestNet Rail to invest A$250 million in the 2,200 km grain network would not be commercially viable and that government investment and involvement is required.

The Western Australian State government has formed an industry and government committee to make recommendations by mid-November 2009 to the Western Australian State government on: (a) what rail lines should stay open and have the resleepering undertaken at government’s cost; and (b) what rail lines should wind down over the next couple of years in the absence of government funding. Substantial positive progress is being made under this process with government. Prime has disclosed its view that 800 km of grain rail network is likely to be eventually closed with the balance of 1,400 km requiring A$150 million of investment from government in sleeper replacement to remain open. The federal government has allocated up to A$135 million in its last budget, subject to the completion of this process. In the absence of a suitable outcome from this process, Prime expects to be in a position where it cannot extend track access agreements for the grain rail network leading to the surrender of the grain rail network to the Western Australian State government. Prime estimates that it has outstanding obligations to re-sleeper one line in the grain network at a cost of between A$10 million and A$20 million.

Until this matter is finalised, it may be difficult for WestNet Rail to secure the consent of its lenders to extend the term of the existing debt facilities. If the consent cannot be obtained, a debt maturity of A$619 million for WestNet Rail will occur in June 2011.

In addition, WestNet Rail is party to a relationship agreement with certain third parties pursuant to which it provides access to the Grain Lines. One of those parties has alleged that, pursuant to the agreement, certain closures of the Grain Lines would oblige WestNet Rail to pay it an amount of A$62 million. The third party has not provided detail or support for its claim. Prime has indicated that WestNet Rail has not admitted that any liability would arise if it closed any Grain Line and intends to vigorously defend any claims that it is liable.

BBI may have breached New Zealand Securities Laws in connection with the exchange of its SPARCS.

BBI has applied to the High Court of New Zealand seeking relief orders under the Securities Act 1978 (NZ). This relates to the 46,977,633 securities issued between August 2006 and November 2007 upon conversion of SPARCS. When issuing those securities, BBI inadvertently omitted to comply with a condition of the Exemption Notice (the BBI Infrastructure Networks (New Zealand) Limited Exemption Notice 2004) granted by the securities commission which exempted BBI from compliance with (among other provisions) section 37(1) of the Securities Act 1978. Condition 8(f) of the Exemption Notice required BBI to send copies of its most recent financial statements to SPARCS holders prior to allotting securities in exchange for SPARCS. The consequences of not complying with that condition are that the securities were issued in breach of section 37(1) of the Securities Act 1978 and are deemed to be invalid and of no effect and BBI is obliged to repay the subscriptions plus interest at 10% per annum. Those consequences will not, however, apply if the High Court grants the relief which BBI has sought in the application filed in the High Courts. The relief application is likely to be determined in late 2009. While we have been informed that BBI expects that the relief will be granted, there is a risk that affected holders could object and the High Court may decline to grant relief and BBI could be required to repay the subscription amounts plus interest. If the High Court declined to grant the relief, BBI could be liable for up to approximately NZ$120 million.

BBI may not be able to refinance its debt or may be exposed to interest rate risk.

The proceeds of the BBI offering and sale of Direct Assets will be used to repay and restructure its outstanding corporate debt, increase liquidity, remove material near-term debt maturities and assist in establishing a sustainable capital structure. There is a risk that BBI will not be able to refinance its entire corporate debt and its assets, financial condition and business may be materially and adversely affected as a result. In addition, BBI’s future financings may be exposed to interest rate risk. If interest rates increase, an increased proportion of BBI’s distributable cash may be required to service its indebtedness.

Prime’s ownership in Euroports may be increased or diluted based on the future financial performance of Euroports.

As part of the partial sale of Euroports to Antin and Arcus by Prime, a share equalization scheme has been devised which would potentially see Prime’s ownership in Euroports changed. Further ownership of the investors will be determined based on the financial performance of Euroports relative to the original financial projections furnished by Prime to Antin and Arcus. Financial performance will be measured as at June 30, 2012 and June 30, 2013. Prime’s ownership in Euroports may, therefore, increase to a maximum of 66% or decrease to a minimum of 35%.

PD Ports has defined benefit pensions schemes that may be under funded, and over time we will be required to make cash payments to the plans reducing the cash available for our business.

BBI records a liability associated with its pension plans equal to the excess of the benefit obligation over the fair value of the plan assets. The amount of such contributions will be dependent upon a number of factors, principally the actual earnings and changes in values of plan assets and, changes in interest rates. PD Ports has been notified by the Trustee of the Pilot’s National Pension Fund (“PNPF”) Scheme that it has issued proceedings in the High Court of the UK in order to seek directions from the Court as to PD Ports’ liability under both the rules of the PNPF Scheme and in law to make up the PNPF Scheme’s deficit. The Court has set a trial date in January 2010 to hear the case. As this case is extremely complex, it is not possible to state with certainty what the outcome is likely to be and, therefore, what financial effect, if any, there may be on PD Ports or us.

Risks Relating to the Relationship with Brookfield

Brookfield exercises substantial influence over us and we are highly dependent on the Manager.

Brookfield is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over us. In addition, the Partnership holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through Brookfield Infrastructure, the general partner of which is controlled by Brookfield. As the Partnership’s only substantial asset is the limited partnership interests that it holds in Brookfield Infrastructure, the Partnership does not have a right to participate directly in the management or activities of Brookfield Infrastructure or the Holding Entities, including with respect to the decision-making.

Neither the Partnership nor Brookfield Infrastructure has any employees and both depend on the management and administration services provided by the Manager. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of the Partnership or Brookfield Infrastructure or to act exclusively for either the Partnership or Brookfield Infrastructure. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all infrastructure acquisitions that Brookfield identifies.

The ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield has stated that we are its primary vehicle to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to us by Brookfield, for example:

•

there is no accepted industry standard for what constitutes an infrastructure asset. Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

•

it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•

the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•

Brookfield will only recommend acquisition opportunities that it believes are suitable for us. The focus is on assets where we believe that the operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be important considerations in determining whether an opportunity is suitable and will limit the ability to participate in these more passive investments and may limit the ability to have more than 50% of the assets concentrated in a single jurisdiction; and

•

in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including the liquidity position at the time, the risk profile of the opportunity, its fit with the balance of the then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a mis-alignment or conflict of interest.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may in the future, and we cannot predict the impact that any such departures will have on the ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on the ability to achieve our objectives. The Limited Partnership Agreement and the Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us.

The control of the Managing General Partner may be transferred to a third party without Unitholder consent.

The Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of the Unitholders. Furthermore, at any time, the shareholder of the Managing General Partner may sell or transfer all or part of its shares in the Managing General Partner without the approval of the Unitholders. If a new owner were to acquire ownership of the Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from the targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the Managing General Partner would have on the trading price of the LP Units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to the Partnership. As a result, our future would be uncertain and our financial condition and results of operations may suffer.

Brookfield may increase its ownership of the Partnership and Brookfield Infrastructure relative to other Unitholders.

Brookfield holds an effective 41% of the issued and outstanding interests in Brookfield Infrastructure through a 1% general partnership interest and a 40% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for the LP Units in accordance with the Redemption-Exchange Mechanism which could result in Brookfield eventually owning 40% of the issued and outstanding LP Units. Brookfield also acquired 0.2% of the LP Units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. Brookfield may also acquire additional LP Units of Brookfield Infrastructure pursuant to an equity commitment provided by Brookfield. Infrastructure GP LP may also reinvest incentive distributions in exchange for LP Units of Brookfield Infrastructure. In addition, Brookfield has advised us that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan, with the result that Brookfield will receive additional LP Units of Brookfield Infrastructure. Additional LP Units of Brookfield Infrastructure acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for the LP Units in accordance with the Redemption-Exchange Mechanism. Brookfield may also purchase additional LP Units of the Partnership in the market. Any of these events may result in Brookfield increasing its ownership of the Partnership and Brookfield Infrastructure above 50%.

Brookfield does not owe the Unitholders any fiduciary duties under the Master Services Agreement or the other arrangements with Brookfield.

The obligations of Brookfield under the Master Services Agreement and the other arrangements with them are contractual rather than fiduciary in nature. As a result, the Managing General Partner, which is an affiliate of Brookfield, in its capacity as the Partnership’s general partner, has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

The Limited Partnership Agreement and Brookfield Infrastructure’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to the Partnership and the Unitholders, including when such conflicts of interest arise. These modifications may be important to the Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of the Partnership or the best interests of the Unitholders.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of the Unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and the Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from our interests and the interests of the Unitholders, including with respect to the types of acquisitions made, the timing and amount of our distributions, the reinvestment of returns generated by the operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

The arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of the arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While the Managing General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, the activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under the Limited Partnership Agreement, persons who acquire the LP Units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under the Limited Partnership Agreement or any duty stated or implied by law or equity.

The Managing General Partner may be unable or unwilling to terminate the Master Services Agreement.

The Master Services Agreement provides that the Service Recipients may terminate the agreement only if the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. The Managing General Partner cannot terminate the Master Services Agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the Master Services Agreement. In addition, because the Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of the LP Units may be adversely affected. Furthermore, the termination of the Master Services Agreement would terminate our rights under the Relationship Agreement and the licensing agreement.

The liability of the Manager is limited under the arrangements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that the Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Limited Partnership Agreement, the liability of the Managing General Partner and its affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also responsible for liabilities arising from gross negligence. In addition, the Partnership has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with the operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to us and the Unitholders.

Risks Relating to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations and, as a consequence, the value of the assets and the net amount of distributions payable to the Unitholders.

The structure, including the structure of the Holding Entities and the operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect such company or entity, as well as the net amount of distributions payable to the Unitholders. Furthermore, the manner in which we seek to structure acquisitions is dependent on the tax legislation and practice applicable at that time in the relevant jurisdiction. This may mean that we find it difficult to carry out acquisitions in a particular territory or in certain asset classes in any such territory for a period of time. Taxes and other constraints that would be applicable to us in such jurisdictions may not be applicable to local institutions or other parties and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

The Partnership’s ability to make distributions depends on us receiving sufficient cash distributions from the underlying operations and we cannot assure the Unitholders that the Partnership will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

We are subject to local taxes in each of the relevant territories and jurisdictions (such as Canada, the United States, the United Kingdom, Australia and Chile) in which we have operations, including taxes on the income, profits or gains and withholding taxes. As a result, the Partnership’s cash available for distribution is reduced by such taxes and the post-tax return to investors is similarly reduced by such taxes. We intend that future acquisitions be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences for us as a result of making such acquisitions.

Each of the Unitholders will be required to include in their income its allocable share of the Partnership’s items of income, gain, loss, deduction and credit (including, so long as it is treated as a partnership for tax purposes, the Partnership’s allocable share of those items of Brookfield Infrastructure) for each of the taxable years ending with or within such Unitholder’s taxable year. With respect to each of the Unitholders, the cash distributed to a Unitholder may not be sufficient to fund the payment of the full amount of such Unitholder’s tax liability in respect of its investment in the Partnership because such Unitholder’s tax liability is dependent on their particular tax situation and we will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of the Managing General Partner’s board of directors and we cannot assure the Unitholders that the Partnership will in fact make cash distributions as intended. Even if the Partnership is unable to distribute cash in an amount that is sufficient to fund the Unitholders tax liabilities, each of the Unitholders will still be required to pay income taxes on their share of the Partnership’s taxable income.

The Unitholders may be subject to taxes and tax filing obligations in jurisdictions in which they are not resident for tax purposes or are not otherwise subject to tax.

Because of the Unitholders’ holdings in the Partnership, the Unitholders may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which they are a resident for tax purposes or are not otherwise subject to tax. Although we will attempt, to the extent reasonably practicable, to structure the operations and investments so as to minimize income tax filing obligations by the Unitholders in such jurisdictions, there may be circumstances in which we are unable to do so. Income or gains from the holdings may be subject to withholding or other taxes in jurisdictions outside the Unitholders’ jurisdiction of residence for tax purposes or in which they are not otherwise subject to tax. If any of the Unitholders wish to claim the benefit of an applicable income tax treaty, such Unitholders may be required to submit information to the Partnership and/or the tax authorities in such jurisdictions.

The Unitholders may be exposed to transfer pricing risks.

To the extent that the Partnership, Brookfield Infrastructure, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by such entities and therefore the return to investors could be reduced.

The Managing General Partner and the Infrastructure GP LP believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and are comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. The Managing General Partner and the Infrastructure GP LP therefore do not anticipate that the amounts of income (or loss) allocated to the Unitholders will be adjusted. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of Brookfield Infrastructure or the Partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to the Unitholders by the Partnership for tax purposes. In addition, the Unitholders may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. The Managing General Partner and Infrastructure GP LP advise that satisfactory contemporaneous documentation for these purposes has been and will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement. Accordingly, the Managing General Partner and the Infrastructure General Partner do not anticipate that the amounts of income (or loss) allocated to the Unitholders for tax purposes will be required to be adjusted or that the Unitholders, the Partnership, or Brookfield Infrastructure will be subject to transfer pricing penalties described above. However, no assurance can be given in this regard.

A non-U.S. person who holds more than 5% of the LP Units may be subject to special rules under the U.S. Foreign Investment in Real Property Tax Act of 1980, which may have a material adverse effect on the return to such person from an investment in the LP Units.

A non-U.S. person who holds more than 5% of the LP Units may be subject to special rules under the U.S. Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). For purposes of determining whether a non-U.S. person holds more than 5% of the LP Units, special attribution rules apply. Where a non-U.S. person who holds (or is deemed to hold) more than 5% of the LP Units disposes of LP Units disposes of LP Units at a time when the Partnership is a U.S. Real Property Holding Corporation (“USRPHC”) (which determination includes a five year look back period) any gain will be subject to U.S. taxation at 35%, and such non-U.S. person will have a U.S. tax return filing obligation. The Managing General Partner does not believe that the Partnership is currently, or has been, a USRPHC. The Partnership is not under any obligation to avoid becoming a USRPHC or to notify Unitholders in the event that the Managing General Partner determines it becomes a USRPHC. If any Unitholder is a non-U.S. person and owns or anticipates owning more than 5% of the LP Units, such person should consult their tax advisors. The application of the FIRPTA rules to a non-U.S. person who holds (or is deemed to hold) more than 5% of the LP Units could have a material adverse effect on such non-U.S. person. Accordingly, the Managing General Partner does not believe that it is generally advisable for a non-U.S. person to own more than 5% of the LP Units.

United States

If either the Partnership or Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, the value of the LP Units may be adversely affected.

The value of the LP Units to both U.S. and non-U.S. Holders will depend in part on the Partnership and Brookfield Infrastructure being treated as partnerships for U.S. federal income tax purposes. The Partnership and Brookfield Infrastructure have each made a protective election to be treated as a partnership for U.S. federal income tax purposes. However, in order for the Partnership to be considered a partnership for U.S. federal income tax purposes, under present law, 90% or more of the Partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act and related rules. Although the Managing General Partner and the Infrastructure General Partner intend to manage the affairs so that the Partnership would not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, the Partnership may not meet these requirements or current law may change so as to cause, in either event, the Partnership to be treated as a corporation for U.S. federal income tax purposes. For example, we do not intend to hold the interests in Prime through a subsidiary that is treated as a corporation for U.S. federal income tax purposes. Under certain circumstances, which the Managing General Partner and the Infrastructure General Partner do not anticipate will occur, the failure to hold such interests through a corporation could adversely affect the Partnership’s ability to meet the 90% test described above. If the Partnership were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status would generally result in recognition of some gain (but not loss) to U.S. Unitholders; (ii) the Partnership would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to the U.S. Unitholders would be taxable as dividends to the extent of the Partnership’s earnings and profits; (iv) dividends, interest, and certain other passive income the Partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. holders of the LP Units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Unitholders (other than certain U.S. corporate Unitholders who own 10% or more of the LP Units) would not be allowed a tax credit with respect to any such tax withheld; (v) the “portfolio interest” exemption would not apply to interest income of the Partnership derived from entities bearing certain relationships to the Partnership (although certain non-U.S. holders of the LP Units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income) and (vi) the Partnership could be classified as a “passive foreign investment company” (as defined in the U.S. Internal Revenue Code), and such classification would have adverse tax consequences to U.S. Unitholders with respect to distributions and gain recognized on the sale of the LP Units. In addition to the foregoing consequences, if the Partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of the Partnership’s U.S. assets equaled or exceeded 60% of the value of the Partnership’s total assets, some or all of the net income recognized by the Partnership subsequent to such conversion would be subject to U.S. corporate income tax. The Managing General Partner and Infrastructure General Partner do not expect that the Partnership’s U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

Neither the Partnership nor Brookfield Infrastructure has requested, and they do not plan to request, a ruling from the Internal Revenue Service (“IRS”) on their tax status for U.S. federal income tax purposes or as to any other matter affecting us.

We may be subject to U.S. “backup” withholding tax or other U.S. withholding taxes if any Unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state and local taxing authorities do not accept the withholding methodology, and such excess withholding tax cost will be an expense borne by the Partnership, and, therefore, all of the Unitholders on a pro rata basis.

We may become subject to U.S. “backup” withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) with respect to any U.S. or non-U.S. Unitholder who fails to timely provide the Partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state and local taxing authorities. See “Certain U.S. Federal Income Tax Considerations – Administrative Matters – Backup and Other

Administrative Withholding Issues”. Accordingly, it is important that each of the Unitholders timely provides the Partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any Unitholder fails to timely provide the applicable forms (or such form is not properly completed), or should the IRS or other applicable state and local taxing authorities not accept the withholding methodology, the Partnership may treat such U.S. “backup” withholding taxes or other U.S. withholding taxes as an expense, which will be borne by all Unitholders on a pro rata basis. As a result, the Unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other Unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt entities face unique U.S. tax issues from owning the LP Units that may result in adverse U.S. tax consequences to them.

The Partnership and Brookfield Infrastructure are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by the Partnership or by Brookfield Infrastructure, such property generally would constitute “debt-financed property,” and any income or gain realized on such property and allocated to a tax-exempt entity generally would constitute “unrelated business taxable income” to such tax-exempt entity. In addition, even if such indebtedness were not used either by the Partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to the Unitholders, if a tax-exempt U.S. Unitholder used such proceeds to make an investment outside the Partnership, the IRS could assert that such investment constitutes “debt-financed property” to such Unitholder with the consequences noted above. A tax-exempt entity is subject to U.S. federal income tax at regular graduated rates on the net amount of its unrelated business taxable income. In addition, a tax-exempt entity is required to file a U.S. federal income tax return for any taxable year that the tax-exempt entity derives gross income characterized as unrelated business taxable income in excess of $1,000. The potential for having income characterized as unrelated business taxable income may make the LP Units an unsuitable investment for a tax-exempt entity.

There may be limitations on the deductibility of the Partnership’s interest expense.

For so long as the Partnership is treated as a partnership for U.S. federal income tax purposes, each of the Unitholders that is a U.S. person (or otherwise taxable in the United States) generally will be taxed on their share of the Partnership’s net taxable income. However, U.S. federal income tax law may limit the deductibility of such a Unitholder’s share of the Partnership’s interest expense. In addition, deductions for such a Unitholder’s share of the Partnership’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such Unitholders may be taxed on amounts in excess of such Unitholder’s share of the net income of the Partnership. This could adversely impact the value of the LP Units if the Partnership was to incur (either directly or indirectly) a significant amount of indebtedness.

Non-U.S. persons face unique U.S. tax issues from owning the LP Units that may result in adverse tax consequences to them.

The Managing General Partner believes that the Partnership is not engaged in a U.S. trade or business for U.S. federal income tax purposes, and intends to use commercially reasonable efforts to structure its activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States Real Property Interest”, as defined in the U.S. Internal Revenue Code. Accordingly the Partnership’s non-U.S. Unitholders will generally not be subject to U.S. federal income tax on interest, dividends and gains derived from non-U.S. sources. It is possible, however, that the IRS could disagree or that the U.S. federal tax laws and Treasury regulations could change and the Partnership could be deemed to be engaged in a U.S. trade or business, which would have a material adverse effect on non-U.S. Unitholders. If, contrary to the Managing General Partner’s expectations, the Partnership is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States Real Property Interest, non-U.S. Unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, which the Partnership may be required to withhold.

To meet U.S. federal income tax and other objectives, the Partnership and Brookfield Infrastructure will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, the Partnership and Brookfield Infrastructure will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction and credit realized in the first instance by the operating entities will not flow, for U.S. federal income tax purposes, directly to Brookfield Infrastructure, the Partnership, or the Unitholders, and any such items may be subject to a corporate income tax, in the United States and other jurisdictions, at the level of the Holding Entities. Any such additional taxes may adversely affect the ability to operate solely to maximize the cash flow.

Tax gain or loss on disposition of the LP Units could be more or less than expected.

If the Unitholders sell their LP Units and are taxable in the United States, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those LP Units. Prior distributions to the Unitholders in excess of the total net taxable income allocated to them, which decreased the tax basis in their LP Units, will in effect become taxable income to them for U.S. federal income tax purposes if the LP Units are sold at a price greater than their tax basis in those LP Units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to our Unitholders.

The structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of the Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of the LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for the Partnership (and Brookfield Infrastructure) to meet the “qualifying income” exception to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to the Unitholders. Such changes could also affect or cause us to change the way we conduct the activities, affect the tax considerations of an investment in the Partnership, change the character or treatment of portions of the Partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in the LP Units.

The Partnership’s organizational documents and agreements permit the Managing General Partner to modify the Limited Partnership Agreement from time-to-time, without the consent of the Unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of the Unitholders.

The IRS may not agree with certain assumptions and conventions that we use in attempting to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction and credit to the Unitholders.

The Partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to the Unitholders in a manner that reflects such Unitholders’ beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because the Partnership cannot match transferors and transferees of the LP Units, the Partnership will adopt depreciation, amortization and other tax accounting conventions that may not conform with all aspects of existing Treasury regulations. In order to maintain the fungibility of all of the LP Units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of the LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of the LP Units or the time when the LP Units are issued by the Partnership) through the application of certain accounting principles that we believe are reasonable for the Partnership. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to the Unitholders and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects the Unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of the LP Units and could have a negative impact on the value of the LP Units or result in audits of and adjustments to the Unitholders’ tax returns.

The Unitholders may be subject to state, local and non-U.S. taxes and return filing requirements as a result of holding the LP Units.

The Unitholders may be subject to state, local and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which either the Partnership or Brookfield Infrastructure does business or owns property now or in the future, even if the Unitholders do not reside in any of those jurisdictions. The Unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, the Unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each of the Unitholders to file all U.S. federal, state, local and non-U.S. tax returns that may be required of such Unitholder.

The Partnership may not be able to furnish to each of the Unitholders specific tax information within 90 days after the close of each calendar year, which means that the Unitholders who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return.

It may require longer than 90 days after the end of the Partnership’s fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for the Partnership. For this reason, the Unitholders who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See “Certain U.S. Federal Income Tax Considerations – Administrative Matters – Information Returns”.

The sale or exchange of 50% or more of the LP Units will result in the termination of the Partnership for U.S. federal income tax purposes.

The Partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the LP Units within a 12-month period. A termination of the Partnership would, among other things, result in the closing of the taxable year for U.S. federal income tax purposes for all the Unitholders and could result in possible acceleration of income to certain of the Unitholders and certain other consequences that may adversely affect the value of the LP Units.

Canada

Tax proposals may deny the deductibility of losses arising from the Unitholders’ LP Units in the Partnership in computing their income for Canadian federal income tax purposes.

On October 31, 2003, the Department of Finance released for public comment tax proposals, (the “REOP Proposals”), regarding the deductibility of interest and other expenses for purposes of the Income Tax Act (Canada), or the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from the Unitholders’ LP Units in the Partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in the Partnership for the period in which the Unitholders held and can reasonably be expected to hold the investment. The Managing General Partner and the Infrastructure General Partner

do not anticipate that the activities of the Partnership and Brookfield Infrastructure will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of LP Units in the Partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect the Unitholders or that it may not differ significantly from the REOP Proposals described above.

If the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests earn income that is foreign accrual property income the Unitholders may be required to include amounts allocated from the Partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Certain of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest are expected to be “controlled foreign affiliates”, as defined in the Tax Act, of Brookfield Infrastructure. If any of such non-Canadian subsidiaries earns income that is “foreign accrual property income”, (“FAPI”), as defined in the Tax Act, in a taxation year, Brookfield Infrastructure’s proportionate share of such FAPI must be included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes for the fiscal period of Brookfield Infrastructure in which the taxation year of such controlled foreign affiliate that earned the FAPI ends, whether or not Brookfield Infrastructure actually receives a distribution of such income. The Partnership will include its share of such FAPI of Brookfield Infrastructure in computing its income for Canadian federal income tax purposes and the Unitholders will be required to include their proportionate share of such FAPI allocated from the Partnership in computing their income for Canadian federal income tax purposes. As a result, the Unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

If any of the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests were not considered to be a controlled foreign affiliate of Brookfield Infrastructure or is a tracked interest, the interest in the non-Canadian subsidiary would be subject to the proposals regarding the taxation of investments in foreign investment entities, unless another exemption is available.

Certain of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest are expected to be controlled foreign affiliates and not tracked interests of Brookfield Infrastructure. On that basis, Brookfield Infrastructure’s interest in such non-Canadian subsidiaries will be exempt from the legislative proposals regarding the taxation of investments in foreign investment entities (“FIE Proposals”). However, if any of such non-Canadian subsidiaries becomes a tracked interest or ceases to be a controlled foreign affiliate of Brookfield Infrastructure or if interests in subsequently acquired non-Canadian subsidiaries are tracked interests or such subsequently acquired non-Canadian subsidiaries are not controlled foreign affiliates of Brookfield Infrastructure (including the interests proposed to be acquired under the Investment), Brookfield Infrastructure’s interest in such non-Canadian subsidiary would be subject to the FIE Proposals, unless another exemption from the FIE Proposals is available. If the FIE Proposals were to apply, the income tax consequences of an investment in the Partnership could be materially different in certain respects from those described in “Certain Canadian Federal Income Tax Considerations,” and the Unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to Brookfield Infrastructure will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of the Unitholders.

The Partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the Canada Revenue Agency’s (“CRA”) administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and the Partnership to the residency of the partners of the Partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. If CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Canada-U.S. Tax Treaty”), a Canadian resident payer may be required to look-through fiscally transparent partnerships such as the Partnership and Brookfield Infrastructure to the residency of limited partners of the Partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

While we expect the Holding Entities to look-through the Partnership and Brookfield Infrastructure in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we may be unable to accurately or timely determine the residency of the Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of the Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to Brookfield Infrastructure that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability. See “Certain Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

We may not be able to provide Unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due.

We may not be able to provide Unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due. In such cases, the Unitholders who are required to file Canadian federal income tax returns will be required to estimate the income or loss arising in respect of their investment in the Partnership for the relevant year. This could result in liability for additional taxes, interest and possibly penalties if the actual amount of income allocable from the investment in the Partnership for such year turns out to be higher.

The LP Units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that the LP Units are listed on a designated stock exchange under the Tax Act (which includes the TSX and the NYSE), the LP Units will be “qualified investments” under the Tax Act for trusts governed by a registered retirement savings plans, deferred profit sharing plan, registered retirement income fund, registered education savings plan, registered disability savings plan, and a tax-free savings account. Notwithstanding the foregoing, if the LP Units are a “prohibited investment” for purposes of a tax-free savings account, a holder of such account will be subject to a penalty tax as set out in the Tax Act. Holders of a tax-free savings account should consult their own tax advisors in this regard. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers and with respect to the acquisition or holding of prohibited investments by a tax-free savings account.

The Canadian federal income tax consequences to the Unitholders could be materially different in certain respects from those described in this document if the Partnership or Brookfield Infrastructure is a “specified investment flow-through” partnership.

Under the rules in the Tax Act (the “SIFT Rules”) that apply to a “specified investment flow-through” partnership (“SIFT partnership”), certain income and gains earned by a SIFT partnership, will be subject to income tax at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a SIFT partnership will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the SIFT Rules (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity” as defined in the SIFT Rules), that are held by the SIFT partnership and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the SIFT partnership holds of entities affiliated with such entity, an aggregate fair market value that is greater than 50% of the equity value of the SIFT partnership. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the “net federal corporate tax rate”, plus an amount on account of provincial tax.

Under the SIFT Rules, the Partnership and Brookfield Infrastructure could each be a SIFT partnership if it is a “Canadian resident partnership”. However, Brookfield Infrastructure would not be a SIFT partnership if the Partnership is a SIFT partnership regardless of whether Brookfield Infrastructure is a Canadian resident partnership because Brookfield Infrastructure would then be an excluded subsidiary entity. The Partnership and Brookfield Infrastructure will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. The Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to the Partnership and Brookfield Infrastructure at any relevant time. However, no assurance can be given in this regard. If the Partnership or Brookfield Infrastructure are SIFT partnerships under the SIFT Rules, the Canadian income tax consequences to the Unitholders could be materially different in certain respects from those described in “Certain Canadian Federal Income Tax Considerations.” In addition, even if the SIFT Rules as currently enacted do not apply to the Partnership or to Brookfield Infrastructure at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.